News Release

CIBC ANNOUNCES THIRD QUARTER 2012 RESULTS

Toronto, ON – Aug 30, 2012 – CIBC (TSX: CM) (NYSE: CM) reported today net income of $841 million for the third quarter ended July 31, 2012, compared with net income of $591 million for the same period last year. Reported diluted earnings per share (EPS) were $2.00, compared with reported diluted EPS of $1.33 a year ago. Adjusted diluted EPS were $2.06(1), compared with adjusted diluted EPS of $1.93(1) a year ago. Return on common shareholders’ equity for the third quarter was 21.8%.

Results for the third quarter of 2012 were affected by the following items of note netting to a negative impact of $0.06 per share:

•	$26 million ($19 million after-tax or $0.05 per share) loss from the structured credit run-off business; and

•	$7 million ($6 million after-tax or $0.01 per share) amortization of intangible assets.

Reported net income of $841 million for the third quarter compared with reported net income of $811 million for the prior quarter. Reported diluted EPS and adjusted diluted EPS of $2.00 and $2.06(1), respectively, for the third quarter compared with reported diluted EPS and adjusted diluted EPS of $1.90 and $2.00(1), respectively, for the prior quarter.

CIBC’s Tier 1 Capital and Tangible Common Equity ratios at July 31, 2012 were 14.1% and 11.3%(1), respectively, compared to 14.1% and 11.0%(1), respectively, at April 30, 2012. CIBC currently exceeds the minimum requirements as proposed by the Basel Committee on Banking Supervision and the Office of the Superintendent of Financial Institutions, while continuing to invest for future growth.

CIBC announced a quarterly dividend increase of 4 cents or 4.4% per share, on common shares for the quarter ending October 31, 2012. We also announced our intention to purchase for cancellation up to a maximum of 8.1 million or approximately 2% of our outstanding common shares, subject to the approval of the Toronto Stock Exchange, under a normal course issuer bid over the next 12 months.

“CIBC’s solid results in the third quarter reflect broad-based performance across our core businesses,” says Gerry McCaughey, President and Chief Executive Officer. “The dividend increase announced today, and our intention to repurchase common shares, reflects our confidence and underscores our commitment to creating value for our shareholders.”

Core business performance

Retail and Business Banking reported net income of $594 million for the third quarter, up from $551 million for the same quarter last year.

Revenue of $2.1 billion was up 2% from the third quarter of 2011, primarily due to volume growth across most products and higher fees, partially offset by narrower spreads.

Provision for credit losses of $273 million was down $18 million from the same quarter last year due to lower write-offs and bankruptcies in the cards portfolio, partially offset by higher losses in the business and personal lending portfolios.

During the third quarter of 2012, our retail business continued to make progress against our strategy to strengthen our focus as a client-centric organization, by building deeper relationships with our clients, improving our sales and service capabilities and acquiring and retaining clients who seek deeper and more rewarding relationships:

•

We were named the Best Commercial Bank in Canada by World Finance magazine for our strong client focus, clear commitment to building long-term client relationships, investment in infrastructure and strong management focus on strategic priorities in challenging market conditions;

•

We continue to migrate business clients to the new Cash Management Online platform with more than 40% of the clients migrated at the end of the third quarter and full migration targeted for completion in early 2013;

•

We have rolled out the CIBC Home Power Plan in Alberta and British Columbia. The new offer combines the benefits of a traditional mortgage and a line of credit to give clients a long term borrowing solution resulting in a deeper, longer term relationship with CIBC;

•

We continue to invest in a strong distribution network. As of the third quarter we have added 16 new, relocated or expanded branches. In addition, by the end of September, we will provide our clients even greater access by expanding our business hours – more than half of our branches will be open on Saturdays, we will double the number of branches open Sundays and we will be open later on weekdays at most of our branches across the country;

•

As part of our strategic focus to deepen relationships with our clients, we have introduced “Next Best Offer” in our client contact centres and branches. This shifts sales leads from a product focus to a client focus by providing our frontline sales teams with the best offer based on the client’s current holdings; and

•

We implemented a national advertising campaign that highlights our leadership position as Canada’s strongest bank, as awarded by Bloomberg, as well as our ongoing leadership position in mobile banking.

Wealth Management reported net income of $76 million for the third quarter, up from $70 million or 9% for the same quarter last year.

Revenue of $401 million was comparable to the third quarter of 2011. Lower commissions from equity trading and new issuance activity were offset by income from our proportionate share in American Century Investments.

During the third quarter of 2012, our wealth management business continued to make progress in support of our strategic priority of building our wealth management platform:

•	As of the third quarter we have transitioned over $1.8 billion in retail sub-advised funds to American Century Investments; and

•

Subsequent to quarter end, we announced that CIBC will acquire the private wealth business of MFS McLean Budden to build on our strategic priority of strengthening relationships with high-net-worth clients and enhance distribution capabilities while delivering attractive returns.

Wholesale Banking reported net income of $156 million for the third quarter, up $25 million from the prior quarter, in an environment that continues to be challenging. Higher revenue from corporate and investment banking and capital markets were partially offset by a higher provision for credit losses.

Revenue of $527 million was up $64 million from the prior quarter, primarily due to higher investment gains, and higher credit and trading revenue, partially offset by lower equity underwriting activity. The prior quarter included a hedge accounting loss on leveraged leases.

Wholesale Banking had several notable achievements during the third quarter that supported its objective to be the premier client-focused wholesale bank centred in Canada:

•	CIBC acted as joint lead manager and lead co-ordinator on Canada Housing Trust’s $5.0 billion, 5-year offering and $4.5 billion, 2-tranche 5 & 10 year offering;

•

CIBC acted as financial advisor to the Maple Group on its $3.8 billion acquisition of the TMX Group, as well as acting as joint underwriter on the $1.9 billion acquisition financing to support the Maple Group;

•

CIBC acted as financial advisor to Starlight Investments on its acquisition of TransGlobe Apartment Real Estate Investment Trust for $2.3 billion, as well as acting as sole underwriter, arranger and bookrunner on $499 million of financings to support Starlight Investment Limited, PSPIB and Timbercreek Asset Management on their acquisition of TransGlobe Apartment REIT;

•	CIBC acted as joint bookrunner of Fortis Inc.’s $601 million subscription receipt offering;

•	CIBC acted as joint bookrunner on Inter Pipeline Fund’s $400 million bond offering; and

•

Post quarter-end, CIBC entered into an agreement to acquire Griffis & Small, LLC, a Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector.

“CIBC’s third quarter results reflect our strong focus on our clients as well as our underlying business fundamentals,” says Mr. McCaughey. “The investments we are making in our retail and business banking, wealth management and wholesale banking businesses are furthering our strength and positioning us well for the future.”

CIBC in our communities

CIBC is committed to supporting causes that matter to our clients, our employees and our communities. During the quarter:

•

Thirty grade 10 students across Canada were awarded a 2012 CIBC Youthvision Scholarship. Each award, valued at up to $38,500, provides the recipients with up to six summer internships at the YMCA beginning after grade 10, up to $4,000 towards tuition for four years, and ongoing mentoring from Big Brothers, Big Sisters or the YMCA. The scholarships target youth who may not have the financial means or support system to easily pursue a post-secondary education;

•

CIBC continued its strong commitment to bringing hope and support to those living with cancer during the quarter. The CIBC co-sponsored Pink Tour hit the road in Ontario providing mobile breast health education to over 26,000 visitors in 60 communities; the 2012 CIBC Pink CollectionTM launched nationally to raise funds for the Canadian Breast Cancer Foundation; and CIBC employees and clients raised

$575,000 for cancer research through the Tour CIBC Charles Bruneau—a 600 km four-day cycling fundraiser from Quebec to Montreal; and

•

As lead partner of the Toronto 2015 Pan/Parapan Am Games, CIBC joined the Games organizers in bringing Play Me, I’m Yours to life in Toronto to mark the three year countdown to the Games. Play Me, I’m Yours is an interactive art project that invited the community to play 41 pianos, representing the countries participating in the Games, at various locations around the city including six CIBC branch locations.

(1)	For additional information, see the “Non-GAAP measures” section.

Investor and analyst inquiries should be directed to Geoff Weiss, Vice-President, Investor Relations, at 416-980-5093. Media inquiries should be directed to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.

The information on the following pages forms a part of this press release.

(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the attached unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s results of operations and financial condition for the quarter ended July 31, 2012, compared with prior quarters. The MD&A should be read in conjunction with our 2011 Annual Report, 2012 second quarter interim report, and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of August 29, 2012. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 230 to 234 of our 2011 Annual Report.

External Reporting Changes

Adoption of IFRS

We adopted IFRS commencing November 1, 2011 as a replacement of prior Canadian generally accepted accounting principles (Canadian GAAP). Accordingly, the interim consolidated financial statements are prepared under IFRS and include corresponding comparative information for 2011. The details on the impact of transition to IFRS are provided in Note 13 to our interim consolidated financial statements.

Contents

5	Third quarter financial highlights
6	Overview
6	Financial results
8	Significant events
8	Outlook for calendar year 2012
9	Review of quarterly financial information
11	Non-GAAP measures
12	Strategic business units overview
13	Retail and Business Banking
15	Wealth Management
17	Wholesale Banking
21	Corporate and Other
23	Financial condition
23	Review of condensed consolidated balance sheet

24	Capital resources
25	Off-balance sheet arrangements
27	Management of risk
27	Risk overview
27	Credit risk
31	Market risk
34	Liquidity risk
34	Other risks
35	Accounting and control matters
35	Critical accounting policies and estimates
38	Transition to International Financial Reporting Standards
39	Future accounting policy changes
39	Controls and procedures

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Overview of results”, “Overview – Income Taxes”, “Overview – Significant Events”, “Overview – Outlook for calendar year 2012”, “Wholesale Banking – Structured credit run-off business”, “Capital Resources”, “Management of Risk – Credit Risk”, “Management of Risk – Liquidity Risk”, and “Accounting and Control Matters” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2012 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2012” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

4	CIBC Third Quarter 2012

THIRD QUARTER FINANCIAL HIGHLIGHTS

		As at or for the three months ended			As at or for the nine months ended

Unaudited		2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
	Financial results ($ millions)
	Net interest income	$1,883	$1,753	$1,785	$5,478	$5,286
	Non-interest income	1,266	1,331	1,346	3,912	3,954
	Total revenue	3,149	3,084	3,131	9,390	9,240
	Provision for credit losses	317	308	310	963	838
	Non-interest expenses	1,831	1,764	2,005	5,386	5,566
	Income before taxes	1,001	1,012	816	3,041	2,836
	Income taxes	160	201	225	554	715
	Net income	$841	$811	$591	$2,487	$2,121
	Net income attributable to non-controlling interests	$2	$1	$2	$6	$8
	Preferred shareholders	29	44	55	129	139
	Common shareholders	810	766	534	2,352	1,974
	Net income attributable to equity shareholders	$839	$810	$589	$2,481	$2,113
	Financial measures
	Reported efficiency ratio	58.1%	57.2%	64.0%	57.4%	60.2%
	Adjusted efficiency ratio (1)	56.1%	55.1%	55.9%	55.5%	55.6%
	Loan loss ratio (2)	0.52%	0.53%	0.53%	0.53%	0.51%
	Return on common shareholders’ equity	21.8%	22.1%	17.1%	22.1%	22.0%
	Net interest margin	1.87%	1.82%	1.76%	1.85%	1.80%
	Net interest margin on average interest-earning assets (3)	2.18%	2.11%	1.98%	2.15%	2.02%
	Return on average assets (4)	0.84%	0.84%	0.58%	0.84%	0.72%
	Return on average interest-earning assets (3)(4)	0.98%	0.98%	0.66%	0.98%	0.81%
	Total shareholder return	(0.33)%	(1.12)%	(9.89)%	1.29%	(3.61)%
	Common share information
Per share ($)	- basic earnings	$2.00	$1.90	$1.35	$5.83	$4.99
	- reported diluted earnings	2.00	1.90	1.33	5.83	4.93
	- adjusted diluted earnings (1)	2.06	2.00	1.93	6.03	5.80
	- dividends	0.90	0.90	0.87	2.70	2.61
	- book value	36.57	35.22	31.83	36.57	31.83
Share price ($)	- high	74.68	78.00	84.45	78.00	85.49
	- low	69.70	73.27	72.75	68.43	72.75
	- closing	73.35	74.53	72.98	73.35	72.98
Shares outstanding (thousands)	- weighted-average basic	405,165	403,058	397,232	403,108	395,265
	- weighted-average diluted	405,517	403,587	410,185	403,571	408,122
	- end of period	405,626	404,945	398,856	405,626	398,856
	Market capitalization ($ millions)	$29,753	$30,181	$29,109	$29,753	$29,109
	Value measures
	Dividend yield (based on closing share price)	4.9%	4.9%	4.7%	4.9%	4.8%
	Reported dividend payout ratio	45.0%	47.4%	64.6%	46.3%	52.3%
	Adjusted dividend payout ratio (1)	43.7%	45.0%	45.0%	44.7%	45.0%
	Market value to book value ratio	2.01	2.12	2.29	2.01	2.29
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$70,776	$68,695	$75,467	$70,776	$75,467
	Loans and acceptances, net of allowance	253,616	251,487	244,822	253,616	244,822
	Total assets	401,010	387,458	392,646	401,010	392,646
	Deposits	254,002	244,207	246,422	254,002	246,422
	Secured borrowings	51,094	52,904	49,330	51,094	49,330
	Common shareholders’ equity	14,834	14,260	12,697	14,834	12,697
	Average assets	400,543	391,646	401,315	396,136	393,226
	Average interest-earning assets (3)	342,883	337,852	357,473	340,117	349,171
	Average common shareholders’ equity	14,760	14,095	12,428	14,228	11,992
	Assets under administration (5)	1,377,012	1,397,624	1,327,207	1,377,012	1,327,207
	Balance sheet quality measures
	Risk-weighted assets ($ billions) (6)	$114.9	$113.3	$109.0	$114.9	$109.0
	Tangible common equity ratio (1)(6)	11.3%	11.0%	11.0%	11.3%	11.0%
	Tier 1 capital ratio (6)	14.1%	14.1%	14.6%	14.1%	14.6%
	Total capital ratio (6)	17.7%	17.7%	18.7%	17.7%	18.7%
	Other information
	Retail / wholesale ratio (1)(7)	76% / 24%	76% / 24%	77% / 23%	76% / 24%	77% / 23%
	Full-time equivalent employees	42,380	42,267	42,425	42,380	42,425
(1)	For additional information, see the “Non-GAAP measures” section.
(2)

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. The provision for credit losses on impaired loans includes provision for: individual allowance; collective allowance on personal, scored small business loans and mortgages that are greater than 90 days delinquent; and net credit card write-offs.

(3)	Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans net of allowances.
(4)	Net income expressed as a percentage of average assets or average interest-earning assets.
(5)

Includes the full contract amount of assets under administration or custody of CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(6)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
(7)

For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.

CIBC Third Quarter 2012	5

OVERVIEW

Financial results

Reported net income for the quarter was $841 million, compared to $591 million for the same quarter last year and $811 million for the prior quarter. Net income for the nine months ended July 31, 2012 was $2,487 million, compared to $2,121 million for the same period in 2011.

Reported diluted earnings per share (EPS) for the quarter was $2.00, compared to $1.33 for the same quarter last year and $1.90 for the prior quarter. Reported diluted EPS for the nine months ended July 31, 2012 was $5.83, compared to $4.93 for the same period in 2011.

Adjusted diluted EPS(1) for the quarter was $2.06, compared to $1.93 for the same quarter last year and $2.00 for the prior quarter. Adjusted diluted EPS(1) for the nine months ended July 31, 2012 was $6.03, compared to $5.80 for the same period in 2011.

Adjusted diluted EPS(1) for the current quarter was affected by the following items of note:

•	$26 million ($19 million after-tax) loss from the structured credit run-off business; and
•	$7 million ($6 million after-tax) amortization of intangible assets.

(1)	For additional information, see the “Non-GAAP measures” section.

Net interest income

Net interest income was up $98 million or 5% from the same quarter last year, largely due to higher trading-related net interest income and volume growth across most retail products, partially offset by narrower spreads.

Net interest income was up $130 million or 7% from the prior quarter, primarily due to higher trading and treasury-related net interest income, more days in the quarter, and volume growth across retail products. The prior quarter included a hedge accounting loss on leveraged leases shown as an item of note below.

Net interest income for the nine months ended July 31, 2012 was up $192 million or 4% from the same period in 2011, primarily due to higher trading and treasury-related net interest income, volume growth across most retail products, partially offset by narrower spreads. The current year period included a hedge accounting loss on leveraged leases shown as an item of note below, while the prior year period had interest income on tax reassessments.

Non-interest income

Non-interest income was down $80 million or 6% from the same quarter last year. The current quarter had lower underwriting and advisory fees, and lower commissions on securities transactions.

Non-interest income was down $65 million or 5% from the prior quarter. The current quarter had lower trading income and lower gains net of write-downs on available-for-sale (AFS) securities.

Non-interest income for the nine months ended July 31, 2012 was down $42 million or 1% from the same period in 2011, primarily due to lower underwriting and advisory fees and lower commissions on securities transactions, partially offset by higher gains net of write-downs on AFS securities. The current year period benefitted from an item of note relating to an equity-accounted investment, while the prior year period included items of note relating to accounting hedges and CIBC Mellon Trust Company’s (CMT) Issuer Services business noted below.

Provision for credit losses

The provision for credit losses was up $7 million or 2% from the same quarter last year. In Retail and Business Banking, provisions were down due to lower write-offs and bankruptcies in the cards portfolio, partially offset by higher losses in the personal and business lending portfolios. In Wholesale Banking, provisions were up mainly due to higher losses in the U.S. real estate finance and Canadian credit portfolios. In Corporate and Other, the provisions related to CIBC FirstCaribbean International Bank (CIBC FirstCaribbean) and the collective allowance reported in this segment were comparable to the prior year quarter.

The provision for credit losses was up $9 million or 3% from the prior quarter. In Retail and Business Banking, higher losses in business lending were mostly offset by lower write-offs in the cards portfolio and lower losses in the personal lending portfolio. In Wholesale Banking, provisions were up mainly due to higher losses in the U.S. real estate finance and Canadian credit portfolios. In Corporate and Other, provisions were lower due to lower losses in CIBC FirstCaribbean. Provisions related to the collective allowance reported in Corporate and Other were comparable to the prior quarter.

The provision for credit losses for the nine months ended July 31, 2012 was up $125 million or 15% from the same period in 2011. In Retail and Business Banking, provisions were down due to higher recoveries and lower bankruptcies in the cards portfolio, partially offset by higher losses in the personal and business lending portfolios. In Wholesale Banking, provisions were up mainly due to higher losses in the U.S. real estate finance and Canadian credit portfolios. In Corporate and Other, provisions were up due to higher losses in CIBC FirstCaribbean. Provisions related to the collective allowance reported in Corporate and Other were also higher mainly due to net lower reversals in the nine months ended July 31, 2012, compared with the same period in 2011.

Non-interest expenses

Non-interest expenses were down $174 million or 9% compared to the same quarter last year, primarily due to the goodwill impairment charge related to CIBC FirstCaribbean in the prior year quarter. The current quarter had higher employee compensation and benefits.

Non-interest expenses were up $67 million or 4% from the prior quarter, primarily due to higher employee

6	CIBC Third Quarter 2012

compensation and benefits, and advertising and business development expenses.

Non-interest expenses for the nine months ended July 31, 2012 were down $180 million or 3% from the same period in 2011, primarily due to the goodwill impairment charge related to CIBC FirstCaribbean in the prior year period and cost savings from operational efficiencies. The current period had higher employee compensation and benefits and occupancy costs.

Income taxes

Income tax expense was down $65 million or 29% from the same quarter last year, primarily due to a lower statutory tax rate, higher tax-exempt income and an increase in the relative proportion of income subject to lower tax rates. The current year quarter included a write-up of deferred income tax assets owing to recently enacted higher Ontario income tax rates. The prior year quarter included the CIBC FirstCaribbean goodwill impairment which was not tax-effected.

Income tax expense was down $41 million or 20% from the prior quarter, mainly due to the above-noted deferred income tax asset write-up, an increase in the relative proportion of income subject to lower tax rates and higher tax-exempt income.

Income tax expense for the nine months ended July 31, 2012 was down $161 million or 23%, from the same period in 2011, primarily due to a lower statutory tax rate, higher tax-exempt income, the above-noted write-up of deferred tax assets in the current quarter as compared with a write-down in the prior year period, and the favourable impact of tax reassessments. The prior year period included the CIBC FirstCaribbean goodwill impairment which was not tax-effected.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011 (and reconfirmed on July 5, 2012), in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies. The Crown and CIBC have both appealed the ruling which is scheduled to be heard on November 21, 2012.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $181 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $865 million and non-deductible interest of approximately $124 million.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, are as follows:

	For the three months ended		For the nine months ended

$ millions	Jul. 31, 2012 vs. Jul. 31, 2011	Jul. 31, 2012 vs. Apr. 30, 2012	Jul. 31, 2012 vs. Jul. 31, 2011
Estimated increase in:
Total revenue	$22	$11	$32
Provision for credit losses	3	2	6
Non-interest expense	8	4	14
Net income	11	5	12
Average US$ appreciation relative to C$	6%	3%	3%

Impact of items of note in prior periods

Our adjusted diluted EPS(1) for the prior quarters was affected by the following items of note:

(1)	For additional information, see the “Non-GAAP measures” section.

Q2, 2012

•    $28 million ($16 million after-tax) hedge accounting loss on leveraged leases;

•    $12 million premium paid on preferred share redemptions;

•    $10 million ($7 million after-tax) loss from the structured credit run-off business; and

•    $7 million ($6 million after-tax) amortization of intangible assets.

Q1, 2012

•    $37 million ($35 million after-tax) gain relating to an equity-accounted investment in our Wealth Management strategic business unit (SBU);

•    $35 million ($26 million after-tax) loss from the structured credit run-off business;

•    $18 million premium paid on preferred share redemptions; and

•    $9 million ($7 million after-tax) amortization of intangible assets.

Q3, 2011

•    CIBC FirstCaribbean goodwill impairment of $203 million;

•    $14 million ($11 million after-tax) loss from the structured credit run-off business;

•    $8 million ($7 million after-tax) amortization of intangible assets; and

•    $12 million premium paid on preferred share redemptions.

CIBC Third Quarter 2012	7

Q2, 2011

•    $50 million ($36 million after-tax) reduction in the collective allowance recognized in Corporate and Other;

•    $46 million ($33 million after-tax) loss from the structured credit run-off business; and

•    $9 million ($7 million after-tax) amortization of intangible assets.

Q1, 2011

•    $90 million ($65 million after-tax) loss from mark-to-market (MTM) volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities;

•    $70 million ($50 million after-tax) loss from the structured credit run-off business;

•    $37 million after-tax gain on the sale of CMT’s Issuer Services business; and

•    $9 million ($7 million after-tax) amortization of intangible assets.

Significant events

TMX Group Limited

On July 31, 2012, Maple Group Acquisition Corporation (Maple), whose investors comprise CIBC and other leading Canadian financial institutions and pension funds, announced that all of the conditions to Maple’s offer to acquire up to 80% of the TMX Group Inc. (TMX Group) shares for $50 per share in cash had been satisfied. Upon completion of its offer, Maple had taken up all of the approximately 95% of the outstanding TMX Group shares deposited under the offer. Upon completion of the subsequent plan of arrangement, the 20% of TMX Group shares not acquired for cash will be exchanged for Maple shares on a one-for-one basis. CIBC made a $194 million equity investment in Maple which upon completion will result in CIBC owning 6.7% of Maple. Maple’s board of directors includes one nominee of CIBC.

On August 1, 2012, Maple completed the acquisitions of 100% of Alpha Trading Systems Inc., Alpha Trading Systems Limited Partnership and The Canadian Depository for Securities Limited which will result in an estimated combined after-tax gain, net of associated expenses, of $19 million to CIBC in the fourth quarter in relation to the sale of CIBC’s prior interests in these entities. In addition, on August 1, 2012, as part of $1.9 billion in syndicated credit facilities underwritten by the banks of four Maple shareholders, CIBC provided a loan to Maple to support the transaction. Maple was renamed “TMX Group Limited” on August 10, 2012. The investment will be included in the Wholesale Banking SBU.

MFS McLean Budden

On August 7, 2012 CIBC announced that we will acquire the private wealth business of MFS McLean Budden, which has approximately $1.4 billion in assets under management for high-net-worth individuals and families, endowments and foundations. The transaction, which is conditional upon regulatory approval and other closing conditions, is expected to close in the fourth quarter. The acquired business will be consolidated from the date of close and the results will be included in the Wealth Management SBU.

FirstLine mortgages

During the quarter, we announced that effective July 31, 2012, we will no longer be accepting mortgages through our broker mortgage brand called FirstLine. As a result, we will be exiting from the broker mortgage channel and renewals of existing FirstLine mortgages will be under the CIBC brand. This strategic direction is consistent with Retail and Business Banking’s client-centric strategy, which has now put a greater emphasis on branch mortgage originations.

Private wealth management (Asia)

CIBC entered into a definitive agreement in the second quarter to sell our stand-alone Hong Kong and Singapore based private wealth management business. This niche advisory and brokerage business, included in International banking within Corporate and Other, provides private banking services to high-net-worth individuals in the Asia-Pacific region and had assets under management of approximately $2 billion as at July 31, 2012. The deal is subject to certain closing conditions and regulatory approvals and is expected to close in the fourth quarter of 2012 or early 2013. CIBC’s other businesses in Asia are unaffected by this transaction.

Griffis and Small, LLC

Subsequent to the quarter end, we entered into an agreement to acquire the business of Griffis & Small, LLC, a Houston-based energy advisory firm specializing in acquisitions and divestitures in the exploration and production sector. The transaction is expected to close in the fourth quarter. The acquired business will be consolidated from the date of close and the results will be included in the Wholesale Banking SBU.

Outlook for calendar year 2012

Economic growth is likely to stay relatively modest in both Canada and the U.S. in 2012. Real GDP gains are likely to be in the vicinity of 2% in both Canada and the U.S. in the face of a deceleration in economic activity overseas, including a recession in Europe and slower growth in China. We expect European governments will show further resolve in preventing sovereign debt troubles from spilling over into a larger Eurozone banking crisis and a deeper recession, but uncertainties there could still weigh on global capital market sentiment. In the U.S., economic growth

8	CIBC Third Quarter 2012

decelerated in the first half of the year, but better household credit fundamentals and a continued recovery in home building should support second half growth.

Canada’s economy faces a deceleration in global demand due to a recession in Europe, a slower pace of growth in emerging markets, and the challenges of competing in the U.S. market at a near-par exchange rate. Government spending will remain a slight negative for growth as fiscal tightening continues. Although consumer credit growth has slowed, moderate growth in consumer spending will be sustained by continued low interest rates, with the Bank of Canada avoiding interest rate increases through 2012 as growth remains moderate, containing inflation risks.

Retail and Business Banking is expected to face slightly slower growth in demand for mortgages, while consumer credit demand could continue to see limited growth. Demand for business credit should decelerate to a still healthy growth rate. Slightly slower economic growth is unlikely to result in deterioration in household credit quality, with the unemployment rate holding nearly steady.

Wealth Management should see continued investor interest in safer, yield-bearing assets, given current global uncertainties. Equity activity could remain muted until governments successfully deal with sovereign debt troubles in Europe.

Wholesale Banking should benefit from a healthy pace of bond issuance with governments remaining heavy borrowers and businesses taking advantage of low interest rates. A lack of volatility in foreign exchange rates could weigh on trading activity in that segment. Equity issuance could remain sluggish awaiting a reduction in global growth uncertainties, but merger activity looks to be improving. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding.

Review of quarterly financial information

				2012				2011	2010
	$ millions, except per share amounts, for the three months ended	IFRS							Canadian GAAP
		Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31
	Revenue
	Retail and Business Banking	$2,085	$2,004	$2,029	$2,076	$2,035	$1,932	$2,002	$1,961
	Wealth Management	401	418	435	396	404	420	416	378
	Wholesale Banking (1)	527	463	495	561	503	477	517	264
	Corporate and Other (1)	136	199	198	162	189	186	159	651
	Total revenue	3,149	3,084	3,157	3,195	3,131	3,015	3,094	3,254
	Net interest income	1,883	1,753	1,842	1,776	1,785	1,731	1,770	1,645
	Non-interest income	1,266	1,331	1,315	1,419	1,346	1,284	1,324	1,609
	Total revenue	3,149	3,084	3,157	3,195	3,131	3,015	3,094	3,254
	Provision for credit losses	317	308	338	306	310	245	283	150
	Non-interest expenses	1,831	1,764	1,791	1,920	2,005	1,756	1,805	1,860
		1,001	1,012	1,028	969	816	1,014	1,006	1,244
	Income taxes	160	201	193	212	225	247	243	742
	Non-controlling interests	n/a	n/a	n/a	n/a	n/a	n/a	n/a	2
	Net income	$841	$811	$835	$757	$591	$767	$763	$500
	Net income attributable to:
	Non-controlling interests	$2	$1	$3	$3	$2	$3	$3	n/a
	Equity shareholders	839	810	832	754	589	764	760	500
Earnings per share	- basic	$2.00	$1.90	$1.94	$1.80	$1.35	$1.83	$1.82	$1.17
	- diluted	2.00	1.90	1.93	1.79	1.33	1.80	1.80	1.17

(1)

Starting in the third quarter of 2012, Wholesale Banking revenue and income taxes are reported on a taxable equivalent basis (TEB). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Prior period information has been reclassified accordingly.

n/a	Not applicable.

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Retail and Business Banking revenue was up over the period in the table above reflecting volume growth, offset to some extent by spread compression. The acquisition of the MasterCard portfolio in September 2010 benefited revenue starting in the fourth quarter of 2010. Commencing in the first quarter of 2011 under IFRS, revenue was affected by (i) changes in accounting for self-managed customer loyalty programs which increased revenues with an offsetting increase to non-interest expenses; and (ii) the recognition of interest on impaired

CIBC Third Quarter 2012	9

loans (from the unwinding of the time value of money) in interest revenue rather than as a reduction in provision for credit losses which increased revenue with an offsetting increase to provision for credit losses.

Wealth Management revenue is lower over the period on weaker retail brokerage trading activity, partially offset by continued strong net sales of long-term mutual funds and higher average assets under management. The first quarter of 2012 included an item of note relating to an equity-accounted investment. Income from our proportionate share in American Century Investments (ACI) is included from September 1, 2011.

Wholesale Banking revenue is influenced to a large extent by capital market conditions. Revenue has been adversely affected by losses in the structured credit run-off business. The prior quarter included the hedge accounting loss on leveraged leases.

Corporate and Other revenue included foreign exchange gains on capital repatriation activities in the fourth quarter of 2010. The gain on the sale of CMT’s Issuer Services business was included in the first quarter of 2011. The first quarter of 2011 also included losses from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities. Commencing in the first quarter of 2011 under IFRS, revenue was affected by a number of accounting differences including (i) the consolidation of certain special purpose entities (SPEs), which increased revenues with a partially offsetting increase in provision for credit losses and on-balance sheet accounting treatment for residential mortgage pools underlying transferred mortgage-backed securities (MBS); and (ii) equity-accounting treatment for CIBC Mellon joint ventures as compared to proportionate consolidation under Canadian GAAP.

The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. Losses in the cards and personal lending portfolios improved in 2011. While the losses in the cards portfolio improved in 2012, the losses related to the personal lending portfolio have stabilized. Wholesale Banking provisions declined in 2010 and the first three quarters of 2011, while the fourth quarter of 2011 had higher European leveraged loan losses and the first nine months of 2012 had higher losses in the U.S. real estate finance portfolio. Commencing in the first quarter of 2011 under IFRS, the provision for credit losses includes the impact of the recognition of the unwinding of the time value of money on impaired loans in interest revenue rather than as a reduction in provision for credit losses and the consolidation of certain SPEs as discussed above.

Non-interest expenses have fluctuated over the period largely due to changes in employee compensation and benefits, and pension expense. Commencing in the first quarter of 2011 under IFRS, non-interest expenses were affected by a number of accounting differences including (i) lower net actuarial loss amortization expense as a result of the “fresh-start” election to recognize net unamortized actuarial losses from our post-employment benefit plans existing as at the November 1, 2010 transition to IFRS into retained earnings; and (ii) an impairment loss relating to CIBC FirstCaribbean goodwill that was recognized in the third quarter of 2011.

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has been trending higher since the fourth quarter of 2010. The above-noted impairment loss relating to CIBC FirstCaribbean goodwill was not tax- effected. Income tax expense on capital repatriation activities was included in the fourth quarter of 2010.

10	CIBC Third Quarter 2012

NON-GAAP MEASURES

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted measures

Management assesses results on a reported basis and on an adjusted basis and considers both to be useful in the assessment of underlying performance. Adjusted results remove items of note from reported results. Where applicable, we also adjust our results to gross up tax-exempt net interest income on certain securities to the equivalent level that would have incurred tax at the statutory rate to bring it to a taxable equivalent basis. We believe that the inclusion of adjusted results provide the reader with a better understanding of how management assesses performance. We also believe that these measures provide greater consistency and comparability between our results and those of some of our Canadian peer banks who make similar adjustments in their public disclosure.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of taxes, and any other item specified in the table on the following page.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses for the impact of items of note and gross up tax-exempt net interest income to bring it to a taxable equivalent basis, as applicable.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of taxes, to calculate adjusted dividend payout ratio.

Economic capital

Economic capital provides the financial framework to evaluate the returns of each SBU, commensurate with the risk taken.

Economic capital is an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises a number of key risk types including credit, strategic, operational, investment, and market. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients, and business lines, as required. The difference between our total equity capital and economic capital is held in Corporate and Other.

There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use return on equity (ROE) on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

Tangible common equity

Tangible common equity (TCE) comprises the sum of common share capital excluding short trading positions in our own shares, retained earnings, contributed surplus, non-controlling interests, and accumulated other comprehensive income (AOCI), less goodwill and intangible assets other than software. The TCE ratio is calculated by dividing TCE by risk-weighted assets (RWAs).

CIBC Third Quarter 2012	11

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		As at or for the three months ended			As at or for the nine months ended

$ millions, except number of shares, per share amounts and dividend payout ratio		2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$810	$766	$546	$2,352	$2,010
Adjusting items:
After-tax impact of items of note (1)		25	41	233	82	322
Dividends on convertible preferred shares (2)		-	-	(12)	-	(36)
Adjusted net income attributable to diluted common shareholders (3)	B	$835	$807	$767	$2,434	$2,296
Reported diluted weighted-average common shares outstanding (thousands)	C	405,517	403,587	410,185	403,571	408,122
Removal of impact of convertible preferred shares (thousands) (2)		-	-	(12,145)	-	(11,953)
Adjusted diluted weighted-average shares outstanding (thousands) (3)	D	405,517	403,587	398,040	403,571	396,169
Reported diluted EPS ($)	A/C	$2.00	$1.90	$1.33	5.83	$4.93
Adjusted diluted EPS ($) (3)	B/D	2.06	2.00	1.93	6.03	5.80
Reported and adjusted efficiency ratio
Reported total revenue	E	$3,149	$3,084	$3,131	$9,390	$9,240
Adjusting items:
Pre-tax impact of items of note (1)		24	29	(3)	43	126
TEB		71	61	49	189	133
Adjusted total revenue (3)	F	$3,244	$3,174	$3,177	$9,622	$9,499
Reported non-interest expenses	G	$1,831	$1,764	$2,005	$5,386	$5,566
Adjusting items:
Pre-tax impact of items of note (1)		(9)	(16)	(228)	(42)	(286)
Adjusted non-interest expenses (3)	H	$1,822	$1,748	$1,777	$5,344	$5,280
Reported efficiency ratio	G/E	58.1%	57.2%	64.0%	57.4%	60.2%
Adjusted efficiency ratio (3)	H/F	56.1%	55.1%	55.9%	55.5%	55.6%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	I	$810	$766	$534	$2,352	$1,974
Adjusting items:
After-tax impact of items of note (1)		25	41	233	82	322
Adjusted net income attributable to common shareholders (3)	J	$835	$807	$767	$2,434	$2,296
Dividends paid to common shares	K	$365	$364	$346	$1,089	$1,032
Reported dividend payout ratio	K/I	45.0%	47.4%	64.6%	46.3%	52.3%
Adjusted dividend payout ratio (3)	K/J	43.7%	45.0%	45.0%	44.7%	45.0%
(1)	Reflects revenue and non-interest expense impact of items of note under “Financial results” section.
(2)

We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 non-viable contingent capital Advisory issued by the Office of the Superintendent of Financial Institutions (OSFI). By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC. The impact of dilution prior to August 17, 2011 has been removed for the purposes of calculation of the adjusted diluted EPS.

(3)	Non-GAAP measure.

Strategic business units overview

The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 41 of the 2011 Annual Report. The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Revenue, taxable equivalent basis

The SBUs evaluate net interest income included in revenue on an equivalent pre-tax basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt net interest income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Simultaneously, an equivalent amount is booked as an income tax expense; hence there is no impact on net income of the SBUs. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in net interest income and income tax expense in Corporate and Other.

12	CIBC Third Quarter 2012

RETAIL AND BUSINESS BANKING

Retail and Business Banking provides clients across Canada with financial advice, products and services through a strong team of advisors and nearly 1,100 branches, as well as our ABMs, mobile sales force, telephone banking, online and mobile banking.

Results (1)

	For the three months ended			For the nine months ended

$ millions	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Revenue
Personal banking	$1,659	$1,590	$1,636	$4,855	$4,887
Business banking	382	368	360	1,123	1,053
Other	44	46	39	140	29
Total revenue	2,085	2,004	2,035	6,118	5,969
Provision for credit losses	273	271	291	825	830
Non-interest expenses	1,035	998	1,013	3,029	3,011
Income before taxes	777	735	731	2,264	2,128
Income taxes	183	179	180	547	541
Net income	$594	$556	$551	$1,717	$1,587
Net income attributable to:
Equity shareholders (a)	$594	$556	$551	$1,717	$1,587
Efficiency ratio	49.7%	49.8%	49.8%	49.5%	50.4%
Return on equity (2)	60.1%	57.9%	64.2%	58.7%	63.9%
Charge for economic capital (2) (b)	$(126)	$(125)	$(118)	$(381)	$(342)
Economic profit (2) (a+b)	$468	$431	$433	$1,336	$1,245
Full-time equivalent employees	21,588	21,733	21,553	21,588	21,553
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $594 million, an increase of $43 million or 8% from the same quarter last year. Revenue increased as a result of volume growth across most products and higher fees, partially offset by narrower spreads.

Net income was up $38 million or 7% compared to the prior quarter. Revenue increased due to additional days in the quarter, higher fees, and volume growth. Non-interest expenses were up 4% compared to the prior quarter.

Net income for the nine months ended July 31, 2012 was $1,717 million, an increase of $130 million or 8% from the same period in 2011. Revenue increased due to strong volume growth, higher treasury allocations, and higher fees, partially offset by narrower spreads.

Revenue

Revenue was up $50 million or 2% from the same quarter last year.

Personal banking revenue was up $23 million primarily due to volume growth across most products and higher fees, partially offset by narrower spreads.

Business banking revenue was up $22 million primarily due to strong volume growth and higher fees.

Other revenue was up $5 million mainly due to higher treasury allocations.

Revenue was up $81 million or 4% from the prior quarter.

Personal banking revenue was up $69 million primarily due to additional days, higher fees, and volume growth.

Business banking revenue was up $14 million primarily due to higher fees and volume growth.

Other revenue was down $2 million.

Revenue for the nine months ended July 31, 2012 was up $149 million or 2% from the same period in 2011.

Personal banking revenue was down $32 million, primarily due to narrower spreads, partially offset by volume growth across most products and higher fees.

Business banking revenue was up $70 million, primarily due to strong volume growth and higher fees, partially offset by narrower spreads.

Other revenue was up $111 million mainly due to higher treasury allocations.

Provision for credit losses

Provision for credit losses was down $18 million or 6% from the same quarter last year due to lower write-offs and bankruptcies in the cards portfolio, partially offset by higher losses in the business and personal lending portfolios.

Provision for credit losses was up $2 million or 1% from the prior quarter. The increase was mainly driven by higher losses in business lending, mostly offset by lower write-offs in the cards portfolio and lower losses in the personal lending portfolio.

CIBC Third Quarter 2012	13

Provision for credit losses for the nine months ended July 31, 2012 was down $5 million or 1% from the same period in 2011, primarily due to higher recoveries and lower bankruptcies in the cards portfolio, partially offset by higher losses in the personal and business lending portfolios.

Non-interest expenses

Non-interest expenses were up $22 million or 2% from the same quarter and up $18 million or 1% from the same nine month period last year, primarily due to increased spending on strategic business initiatives, partially offset by operational efficiencies.

Non-interest expenses were up $37 million or 4% from the prior quarter primarily due to increased spending on strategic business initiatives and lower recovery of commodity taxes.

Income taxes

Income taxes were up $3 million and $6 million from the same quarter and the same nine month period last year, respectively. The impact of higher income was partially offset by a lower Canadian statutory tax rate.

Income taxes were up $4 million from the prior quarter primarily due to higher income.

14	CIBC Third Quarter 2012

WEALTH MANAGEMENT

Wealth Management comprises the asset management, retail brokerage and private wealth management businesses. Combined, these businesses offer an extensive suite of leading investment and relationship-based advisory services to meet the needs of institutional, retail, and high net worth clients.

Results (1)

	For the three months ended			For the nine months ended

$ millions	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Revenue
Retail brokerage	$246	$263	$263	$758	$826
Asset management	130	130	116	422	341
Private wealth management	25	25	25	74	73
Total revenue	401	418	404	1,254	1,240
Provision for credit losses	-	-	1	-	4
Non-interest expenses	299	313	304	924	942
Income before taxes	102	105	99	330	294
Income taxes	26	26	29	75	85
Net income	$76	$79	$70	$255	$209
Net income attributable to:
Equity shareholders (a)	$76	$79	$70	$255	$209
Efficiency ratio	74.6%	74.8%	75.4%	73.7%	76.0%
Return on equity (2)	17.4%	18.8%	32.2%	20.1%	32.3%
Charge for economic capital (2) (b)	$(55)	$(52)	$(28)	$(159)	$(85)
Economic profit (2) (a+b)	$21	$27	$42	$96	$124
Full-time equivalent employees	3,708	3,756	3,675	3,708	3,675
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $76 million, an increase of $6 million or 9% from the same quarter last year, driven by higher revenue from asset management, lower non-interest expenses and a lower statutory tax rate, partially offset by lower revenue in retail brokerage.

Net income was comparable to the prior quarter as lower revenue in retail brokerage was largely offset by lower non-interest expenses.

Net income for the nine months ended July 31, 2012 was $255 million, an increase of $46 million or 22% from the same period in 2011, primarily due to a gain relating to an equity-accounted investment included as an item of note in the first quarter of 2012 (see “Financial results” section for additional details), higher income from our proportionate share in ACI (included from September 1, 2011), lower non-interest expenses and a lower statutory tax rate, partially offset by lower revenue in retail brokerage.

Revenue

Revenue was comparable to the same quarter last year.

Retail brokerage revenue was down $17 million or 6%, primarily due to lower commissions from equity trading and new issuance activity.

Asset management revenue was up $14 million or 12%, primarily due to income from our proportionate share in ACI.

Private wealth management revenue was comparable to the same quarter last year.

Revenue was down $17 million or 4% from the prior quarter.

Retail brokerage revenue was down $17 million or 6%, primarily due to lower commissions from equity trading and new issuance activity.

Both asset management and private wealth management revenue were comparable to the prior quarter.

Revenue for the nine months ended July 31, 2012 was up $14 million or 1% from the same period in 2011.

Retail brokerage revenue was down $68 million or 8%, primarily due to lower commissions related to equity trading and new issuance activity.

Asset management revenue was up $81 million or 24%, primarily due to the income from our proportionate share in ACI and the item of note discussed above.

Private wealth management revenue was comparable to the prior year period.

CIBC Third Quarter 2012	15

Non-interest expenses

Non-interest expenses were down $5 million or 2% from the same quarter last year primarily due to lower performance-based compensation.

Non-interest expenses were down $14 million or 4% from the prior quarter primarily due to lower performance-based compensation and salaries.

Non-interest expenses for the nine months ended July 31, 2012 were down $18 million or 2% from the same period in 2011 primarily due to lower performance-based compensation, partially offset by higher salaries.

Income taxes

Income taxes were down $3 million from the same quarter last year, mainly due to a lower statutory tax rate.

Income taxes were comparable to the prior quarter.

Income taxes for the nine months ended July 31, 2012 were down $10 million from the same period in 2011, primarily due to a lower tax rate on the item of note discussed above.

16	CIBC Third Quarter 2012

WHOLESALE BANKING

Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.

Results (1)

	For the three months ended			For the nine months ended

$ millions	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Revenue
Capital markets	$308	$285	$247	$900	$857
Corporate and investment banking	223	175	232	595	620
Other	(4)	3	24	(10)	20
Total revenue (2)	527	463	503	1,485	1,497
Provision for credit losses	34	16	9	76	15
Non-interest expenses	284	279	297	852	871
Income before taxes	209	168	197	557	611
Income taxes (2)	53	37	56	137	190
Net income	$156	$131	$141	$420	$421
Net income attributable to:
Non-controlling interests	$-	$-	$-	$-	$1
Equity shareholders (a)	156	131	141	420	420
Efficiency ratio	53.8%	60.4%	58.9%	57.4%	58.1%
Return on equity (3)	27.9%	25.0%	32.9%	26.5%	32.0%
Charge for economic capital (3) (b)	$(70)	$(66)	$(57)	$(201)	$(176)
Economic profit (3) (a+b)	$86	$65	$84	$219	$244
Full-time equivalent employees	1,274	1,222	1,214	1,274	1,214
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)

Starting in the third quarter of 2012, revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $71 million and $189 million for the three months and nine months ended July 31, 2012, respectively ($61 million, $49 million and $133 million for the three months ended April 30, 2012 and three months and nine months ended July 31, 2011, respectively). Prior period information has been reclassified accordingly. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $156 million, up $15 million from the same quarter last year, mainly due to higher capital markets revenue and lower non-interest expenses, partially offset by a higher provision for credit losses and higher losses in the structured credit run-off business.

Net income was up $25 million from the prior quarter, mainly due to higher revenue from corporate and investment banking and capital markets, partially offset by a higher provision for credit losses.

Net income for the nine months ended July 31, 2012 was comparable to the same period in 2011. Lower revenue and a higher provision for credit losses were largely offset by a lower effective tax rate and lower non-interest expenses.

Revenue

Revenue was up $24 million or 5% from the same quarter last year.

Capital markets revenue was up $61 million, primarily due to higher revenue from equity derivatives and interest rate trading, debt issuance, and foreign exchange trading, partially offset by lower equity new issuance revenue.

Corporate and investment banking revenue was down $9 million as higher revenue from corporate credit products and U.S. real estate finance was more than offset by lower merchant banking gains, and lower equity new issuance and advisory revenue.

Other revenue was down $28 million, primarily due to net losses in the structured credit run-off business compared to gains in the prior year period.

Revenue was up $64 million or 14% from the prior quarter.

Capital markets revenue was up $23 million, mainly due to higher revenue from equity derivatives trading, debt issuance, and foreign exchange trading, partially offset by lower equity new issuance revenue and lower interest rate trading.

Corporate and investment banking revenue was up $48 million, primarily due to higher merchant banking gains and higher revenue from corporate credit products and U.S. real estate finance, partially offset by lower equity new issuance revenue.

Other revenue was down $7 million from the prior quarter, primarily due to higher losses in the structured credit run-off business. The prior quarter included a hedge accounting loss on leveraged leases.

CIBC Third Quarter 2012	17

Revenue for the nine months ended July 31, 2012 was down $12 million or 1% from the same period in 2011.

Capital markets revenue was up $43 million, mainly due to higher revenue from equity derivatives and interest rate trading, debt issuance, and foreign exchange trading, partially offset by lower equity new issuance revenue.

Corporate and investment banking revenue was down $25 million, primarily due to lower equity new issuance revenue and lower merchant banking gains, partially offset by higher revenue from corporate credit products and U.S. real estate finance.

Other revenue was down $30 million, mainly due to the hedge accounting loss on leveraged leases noted above and higher losses from other exited portfolios, partially offset by lower losses from the structured credit run-off business and higher treasury allocations.

Provision for credit losses

Provision for credit losses was up $25 million from the same quarter last year, up $18 million from the prior quarter, and up $61 million from the same nine month period last year, mainly due to higher losses in the U.S. real estate finance and Canadian credit portfolios.

Non-interest expenses

Non-interest expenses were down $13 million or 4% from the same quarter last year due to lower expenses in the structured credit run-off business, partially offset by higher employee-related expenses.

Non-interest expenses were up $5 million or 2% from the prior quarter, primarily due to higher performance-based compensation, partially offset by lower expenses in the structured credit run-off business.

Non-interest expenses for the nine months ended July 31, 2012 were down $19 million or 2% from the same period in 2011, primarily due to lower expenses in the structured credit run-off business, partially offset by higher employee-related expenses.

Income taxes

Income tax expense for the quarter was $53 million compared with $56 million in the same quarter last year. The current quarter had a decrease in the relative proportion of income earned in jurisdictions subject to higher income tax rates.

Income tax expense was $16 million higher than the prior quarter, primarily due to higher income in the current quarter.

Income tax expense for the nine months ended July 31, 2012 was $137 million compared to $190 million for the same period in 2011. The current year period had lower income and a decrease in the relative proportion of income earned in jurisdictions subject to higher income tax rates.

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

	For the three months ended			For the nine months ended

$ millions	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Net interest income (expense)	$(16)	$(17)	$(17)	$(48)	$(29)
Trading income (loss) (1)	(6)	18	(56)	4	(77)
Designated at fair value (FVO) gains (losses) (1)	(3)	(3)	72	(11)	34
Other income	1	1	4	3	-
Total revenue	(24)	(1)	3	(52)	(72)
Provision for credit losses	-	-	-	-	1
Non-interest expenses	2	9	17	19	57
Loss before taxes	(26)	(10)	(14)	(71)	(130)
Income taxes	(7)	(3)	(3)	(19)	(36)
Net loss	$(19)	$(7)	$(11)	$(52)	$(94)
(1)

During the quarter, we reclassified gains and losses (both realized and unrealized) on certain trading securities and derivatives that are managed in conjunction with FVO financial instruments from trading income (loss) to FVO gains (losses), net in the consolidated statement of income. Prior period information has been reclassified accordingly.

The net loss for the quarter was $19 million (US$18 million), compared to $11 million (US$12 million) for the same quarter last year and $7 million (US$7 million) for the prior quarter. The net loss for the nine months ended July 31, 2012 was $52 million (US$51 million) compared to $94 million (US$94 million) for the same period in 2011.

The net loss for the quarter was mainly due to net interest expense, a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the MTM of the underlying positions, and a credit valuation adjustment (CVA) loss of $2 million (US$2 million) relating to financial guarantors.

18	CIBC Third Quarter 2012

Position summary

The following table summarizes our positions within our structured credit run-off business:

US$ millions, as at July 31, 2012		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties

	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM - CDO	$-	$-	$-	$-	$322	$293	$-	$-	$322	$293
CLO	3,828	-	3,648	3,698	3,114	108	6,007	157	281	15
Corporate debt	-	-	-	-	4,949	117	-	-	4,949	119
Other	998	578	67	71	656	82	372	48	25	4
Unmatched	-	-	-	-	-	-	140	114	374	-
	$4,826	$578	$3,715	$3,769	$9,041	$600	$6,519	$319	$5,951	$431
Oct. 31, 2011	$5,258	$581	$3,947	$4,044	$9,404	$765	$7,260	$479	$8,306	$536
(1)

Excluded from the table above are equity and surplus note AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors. The equity securities had a carrying value of US$7 million (October 31, 2011: US$1 million) and the surplus notes had a notional value of US$239 million (October 31, 2011: US$239 million) and a carrying value of US$59 million (October 31, 2011: US$32 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$29 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of super senior tranches of CLOs backed by diversified pools of primarily U.S. (63%) and European-based (35%) senior secured leveraged loans. As at July 31, 2012, approximately 13% of the total notional amount of the CLO tranches was rated equivalent to AAA, 85% was rated between the equivalent of AA+ and AA-, and the remainder was the equivalent of A+. As at July 31, 2012, approximately 17% of the underlying collateral was rated equivalent to BB- or higher, 52% was rated between the equivalent of B+ and B-, 6% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 3.0 years and average subordination of 30%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the 53 month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in Other, as at July 31, 2012, include:

•

US$299 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$194 million;

•

US$196 million notional value of trading securities with a fair value of US$147 million, and US$306 million notional value of written protection with a fair value of US$79 million, on inflation-linked notes, and CDO tranches with collateral consisting of high-yield corporate debt portfolios, TruPs and non-U.S. residential mortgage-backed securities, with 36% rated the equivalent of AA- or higher, 15% rated between the equivalent of A+ and A-, and the majority of the remaining rated equivalent of BBB or lower;

•	US$67 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$56 million and carrying value of US$60 million;
•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$288 million and a fair value of US$228 million, tracking notes classified as AFS with a notional value of US$15 million and a fair value of US$2 million, and loans with a notional value of US$61 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring; and

•	US$299 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

CIBC Third Quarter 2012	19

Unmatched

The underlyings in our unmatched positions are a reference portfolio of corporate debt and a loan backed by film receivables.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$61 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties

US$ millions, as at July 31, 2012	CLO	Corporate debt	CDO - USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$3,640	$-	$-	$74	$140	$3,854	$303	$(57)	$246
Non-investment grade	75	-	-	218	-	293	73	(50)	23
Unrated	2,292	-	-	80	-	2,372	98	(48)	50
	6,007	-	-	372	140	6,519	474	(155)	319
Other counterparties (1)
Investment grade	281	20	322	25	-	648	312	1	313
Unrated	-	4,929	-	-	374	5,303	120	(2)	118
	281	4,949	322	25	374	5,951	432	(1)	431
Total	$6,288	$4,949	$322	$397	$514	$12,470	$906	$(156)	$750
Oct. 31, 2011	$6,777	$4,980	$361	$453	$2,995	$15,566	$1,222	$(207)	$1,015
(1)

In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.

The unrated other counterparties are primarily two Canadian conduits. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. The fair value of the collateral as at July 31, 2012 was US$363 million relative to US$118 million of net exposure.

Gain on reduction of unfunded commitment on a variable funding note

In 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. Refer to “Provisions and contingent liabilities” section for additional details.

20	CIBC Third Quarter 2012

CORPORATE AND OTHER

Corporate and Other includes the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

Results (1)

	For the three months ended			For the nine months ended

$ millions	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Revenue
International banking	$146	$139	$140	$433	$427
Other	(10)	60	49	100	107
Total revenue (2)	136	199	189	533	534
Provision for (reversal of) credit losses	10	21	9	62	(11)
Non-interest expenses	213	174	391	581	742
Income (loss) before taxes	(87)	4	(211)	(110)	(197)
Income taxes (2)	(102)	(41)	(40)	(205)	(101)
Net income (loss)	$15	$45	$(171)	$95	$(96)
Net income (loss) attributable to:
Non-controlling interests	$2	$1	$2	$6	$7
Equity shareholders	13	44	(173)	89	(103)
Full-time equivalent employees	15,810	15,556	15,983	15,810	15,983
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)

Starting in the third quarter of 2012, Wholesale Banking revenue and income taxes are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $71 million and $189 million for the three months and nine months ended July 31, 2012, respectively ($61 million for the three months ended April 30, 2012 and $49 million and $133 million for the three months and nine months ended July 31, 2011, respectively). Prior period information has been reclassified accordingly.

Financial overview

Net income for the quarter was $15 million compared to a net loss of $171 million in the same quarter last year. The same quarter last year included a goodwill impairment charge of $203 million relating to CIBC FirstCaribbean. The current quarter included lower unallocated treasury revenue.

Net income was down $30 million from the prior quarter, mainly due to lower unallocated treasury revenue and higher non-interest expenses, partially offset by a lower provision for credit losses.

Net income for the nine months ended July 31, 2012 was $95 million compared to a net loss of $96 million in the same period in 2011. The same period last year included the goodwill impairment charge noted above and losses from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities, partially offset by a gain on sale of CMT’s Issuer Services business, and interest income on tax reassessments. The current year period included a provision for credit losses compared to a reversal of credit losses in the prior year period and higher unallocated corporate support costs, partially offset by higher unallocated treasury revenue.

Revenue

Revenue was down $53 million and $63 million from the same quarter last year and the prior quarter, respectively.

International banking revenue was comparable to the same quarter last year and the prior quarter.

Other revenue was down $59 million and $70 million from the same quarter last year and the prior quarter, respectively, mainly due to lower unallocated treasury revenue and a higher TEB adjustment. Additionally, the same quarter last year had interest income on tax reassessments.

Revenue for the nine months ended July 31, 2012 was comparable to the same period in 2011.

International banking revenue was comparable to the prior year period.

Other revenue was comparable to the prior year period. The current year period included a higher TEB adjustment, partially offset by higher unallocated treasury revenue. The prior year period included the loss from MTM volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities, the gain on sale of CMT’s Issuer Services business, and interest income on tax reassessments.

CIBC Third Quarter 2012	21

Provision for credit losses

Provision for credit losses was comparable to the same quarter last year. Net higher reversals of collectively assessed credit losses relating to the cards portfolio was offset by net lower reversals in the business and government, and personal lending portfolios.

Provision for credit losses was down $11 million from the prior quarter, mainly due to lower losses in CIBC FirstCaribbean.

Provision for credit losses was $62 million for the nine months ended July 31, 2012 compared to a reversal of credit losses of $11 million in the same period last year. Net lower reversal of collectively assessed credit losses relating to business and government, commercial banking and small business portfolios were partially offset by net higher reversals in the cards portfolio. The current year period also had higher losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were down $178 million from the same quarter last year, and down $161 million for the nine months ended July 31, 2012. The same quarter last year included the goodwill impairment charge noted above. The current year period had higher unallocated corporate support costs.

Non-interest expenses were up $39 million from the prior quarter, mainly due to higher unallocated corporate support costs.

Income taxes

Income tax benefit was up $62 million from the same quarter last year and up $104 million for the nine months ended July 31, 2012 from the same period in 2011, primarily due to higher TEB adjustments, and lower net write-offs of deferred tax assets as a result of a lower decline in tax rates. The current year periods included a write-up of deferred tax assets owing to higher Ontario tax rates that were enacted in the quarter, whereas the prior year periods included net write-downs. The prior year periods included the CIBC FirstCaribbean goodwill impairment that was not tax-effected.

Income tax benefit was up $61 million from the prior quarter, primarily due to lower income and a higher TEB adjustment.

22	CIBC Third Quarter 2012

FINANCIAL CONDITION

Review of condensed consolidated balance sheet

$ millions, as at	2012 Jul. 31	2011 Oct. 31
Assets
Cash and deposits with banks	$8,799	$5,142
Securities	61,977	60,295
Securities borrowed or purchased under resale agreements	32,957	27,479
Loans and acceptances, net of allowance	253,616	248,409
Derivative instruments	28,802	28,270
Other assets	14,859	14,163
Total assets	$401,010	$383,758
Liabilities and equity
Deposits	$254,002	$237,912
Secured borrowings	51,094	51,308
Obligations related to securities lent or sold short or under repurchase agreements	22,755	21,730
Derivative instruments	29,092	28,792
Other liabilities	22,232	22,787
Subordinated indebtedness	4,828	5,138
Equity	17,007	16,091
Total liabilities and equity	$401,010	$383,758

Assets

As at July 31, 2012, total assets were up $17.3 billion or 4% from October 31, 2011.

Cash and deposits with banks increased by $3.7 billion or 71% mostly due to higher treasury deposit placements.

Securities increased by $1.7 billion or 3%, due to an increase in trading securities, partially offset by a decrease in AFS securities. Trading securities increased mainly in the equity portfolios and government-issued or guaranteed securities. AFS securities decreased largely in government-issued or guaranteed securities.

Securities borrowed or purchased under resale agreements increased by $5.5 billion or 20%, primarily due to an increase in our funding requirements and client-driven activities.

Net loans and acceptances increased by $5.2 billion or 2%. Residential mortgages were up $636 million due to mortgage originations, partially offset by principal repayments and liquidations. Personal loans were up $345 million due to volume growth. Credit card loans were down $465 million mostly due to net repayments. Business and government loans and acceptances were up $4.7 billion due to growth in our domestic and international portfolios.

Derivative instruments increased by $532 million or 2% largely driven by higher valuation of interest rate derivatives, partially offset by lower foreign exchange and credit derivatives valuation.

Other assets increased by $696 million or 5%, mainly due to a higher current income tax receivable as a result of payments made in the period.

Liabilities

As at July 31, 2012, total liabilities were up $16.3 billion or 4% from October 31, 2011.

Deposits increased by $16.1 billion or 7% driven by funding and retail volume growth.

Secured borrowings decreased by $214 million or less than 1%, primarily due to maturities, net of new issuance.

Obligations related to securities lent or sold short or under repurchase agreements increased by $1.0 billion or 5%, reflecting our funding requirements and client-driven activities.

Derivative instruments increased by $300 million or 1% largely driven by higher valuation of interest rate derivatives, partially offset by lower credit derivatives valuation.

Other liabilities decreased by $555 million or 2%, mainly due to lower negotiable instruments, brokers’ client payables and accrued expenses, partially offset by higher acceptances.

Subordinated indebtedness decreased by $310 million or 6%, largely due to the redemption of our floating rate Debentures (subordinated indebtedness).

Equity

Equity increased by $916 million or 6%, primarily due to a net increase in retained earnings, and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans (ESPP). These were offset in part by preferred share redemptions, as explained in the “Significant capital management activity” section below.

CIBC Third Quarter 2012	23

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 53 to 58 of the 2011 Annual Report.

Recent revisions to regulatory capital requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI.

In order to promote a more resilient banking sector and strengthen global capital standards, the Basel Committee on Banking Supervision (BCBS) has proposed significant enhancements and capital reforms to the current framework. The revised framework, referred to as Basel III, will be effective January 1, 2013 and provides lengthy periods for transitioning numerous new requirements, including new minimum capital ratios. For additional details on the Basel III revisions, see pages 55 to 56 of the 2011 Annual Report.

The BCBS finalized its methodology for assessing global systemically important banks (G-SIBs), which are subject to increased minimum common equity requirements, in November 2011; none of the Canadian banks are on the list of 29 G-SIBs. In June 2012, the BCBS proposed to extend the G-SIBs framework for assessing domestic systemically important banks (D-SIBs). The framework is principles based and provides domestic regulators with some flexibility in how they determine which banks are D-SIBs and what incremental capital requirements will be required. The BCBS expects the domestic regulators to adopt the D-SIBs’ higher loss absorbency capital requirements by 2016.

Subsequent to the quarter end, in August 2012, OSFI issued for public comment revisions to its guidelines for capital adequacy in Canada which incorporate the Basel III reforms. Based on our current understanding of the revised capital requirements, we expect to exceed the minimum requirements as proposed by BCBS and OSFI while continuing to invest for future growth.

Basel II changes

Commencing in the first quarter of 2012, we implemented changes to the capital requirements for securitization transactions outlined in the BCBS “Enhancements to the Basel II Framework” and changes to the trading book capital rules outlined in BCBS “Revisions to the Basel II Market Risk Framework”, commonly referred to as Basel 2.5.

Securitization

We generally use a ratings-based approach for the risk weighting of non-trading securitization exposures, except liquidity facilities provided to certain SPEs for which we apply an internal assessment approach. The mapping of our internal ratings with the ratings used by external ratings agencies and our internal ratings development process is discussed in the “Credit risk” section of our 2011 Annual Report. Trading securitization exposures are risk-weighted following the internal ratings-based (IRB) approach for rated positions.

Our resecuritization exposures relate to our third-party structured vehicles and are comprised of investments, loans, and written credit derivatives.

Our credit risk mitigation process reduces the credit risk in our overall credit exposures including securitizations and resecuritization activities. We monitor credit and market risks within the securitization and resecuritization exposures in the same way as we monitor our other credit and market risk exposures.

We usually have some pipeline exposures consisting of insured prime mortgages and uninsured Near-Prime/Alt-A mortgages which are originated in a SPE for securitization in the future.

Market risk

Changes relating to the “Revisions to the Basel II Market Risk Framework” are disclosed in detail in the “Market risk” section.

Regulatory capital

The following table presents our regulatory capital measures:

$ millions, as at	2012 Jul. 31		2011 Oct. 31 (1)
Capital
Tier 1 capital	$16,244	(2)	$16,208
Total regulatory capital	20,318	(2)	20,287
Risk-weighted assets
Credit risk	$93,607		$90,110
Market risk	3,138		1,646
Operational risk	18,149		18,212
Total risk-weighted assets	$114,894		$109,968
Capital ratios
Tier 1 capital ratio	14.1%		14.7%
Total capital ratio	17.7%		18.4%
Assets-to-capital multiple	17.4	x	16.0	x
(1)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
(2)	The Tier 1 capital and Total capital incorporate OSFI’s IFRS transitional relief election (see discussion that follows for further details).

24	CIBC Third Quarter 2012

Tier 1 capital ratio was down 0.6% and the Total capital ratio was down 0.7% from October 31, 2011. The capital ratios were negatively impacted by an increase in RWAs while Tier 1 and Total regulatory capital were comparable to October 31, 2011. The increase in Tier 1 capital from October 31, 2011 due to internal capital generation and the issuance of common shares was more than offset by the impact of transition to IFRS, including the effect of adopting OSFI’s IFRS transitional election, and the redemption of preferred shares (see below for details). Total regulatory capital was also impacted by the removal of our floating rate Debentures (subordinated indebtedness) due June 22, 2017 (see below for details), partially offset by an increase in net after-tax unrealized holding gains on AFS equity securities. RWAs were up from year-end mainly due to higher corporate exposures and the implementation of Basel 2.5 changes noted above, which resulted in higher market risk and securitization RWAs.

Assets-to-capital multiple (ACM) was up 1.4x from October 31, 2011 primarily due to higher on- and off-balance sheet assets and changes to total regulatory capital noted above.

Impact of OSFI’s IFRS transitional relief election

On conversion to IFRS, we excluded mortgage securitizations sold through Canada Mortgage and Housing Corporation (CMHC) programs up to and including March 31, 2010, from total assets for the purpose of calculating ACM, as permitted under OSFI’s Capital Adequacy Guidelines. In addition, as permitted under the guidelines, financial institutions can elect to phase in the impact of transitioning to IFRS on their regulatory capital over five quarters starting November 1, 2011. For the nine months ended July 31, 2012, we phased in $823 million of the negative IFRS transitional impact on Tier 1 capital, representing three-fifths of the aggregate $1.37 billion negative impact of our IFRS transition on Tier 1 capital. In accordance with the guidelines, the amount eligible for phase in was primarily comprised of retained earnings adjustments and a change from proportionate accounting to equity accounting for our joint ventures.

If we had not made the election to phase in the Tier 1 capital impact of transition to IFRS, our capital ratios and ACM as at July 31, 2012 would have been as follows:

Tier 1 capital ratio	13.7%
Total capital ratio	17.2%
ACM	17.8x

Common shares

Effective April 26, 2012, the Board of Directors and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that, the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

Significant capital management activity

Subsequent to the quarter end, we decided to redeem all of the 12 million Non-cumulative Class A Series 18 Preferred Shares with a par value and redemption price of $25.00 each for cash. The preferred shares will be redeemed on October 29, 2012.

During the quarter, we purchased and cancelled $15 million (US$15 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085. As a result, the principal balance outstanding on this issue was reduced to $52 million (US$52 million).

On June 22, 2012, we redeemed all $257 million (€200 million) of our floating rate Debentures due June 22, 2017 for their outstanding principal amount plus unpaid interest accrued to the redemption date in accordance with their terms.

On April 30, 2012, we redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

On January 31, 2012, we redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

Normal course issuer bid

On August 29, 2012, the Board of Directors approved a proposal to commence a new common share purchase program. Subject to the approval of the Toronto Stock Exchange, we intend to purchase for cancellation up to a maximum of 8.1 million common shares over the course of the ensuing 12 months, which is approximately 2% of our outstanding common shares.

Dividends

On August 29, 2012, the Board of Directors approved an increase in our quarterly common share dividend from $0.90 per share to $0.94 per share for the quarter ending October 31, 2012.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. Upon adoption of IFRS, we consolidated all of our previously non-consolidated sponsored trusts that securitized our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We sponsor a single-seller conduit and several multi-seller conduits (collectively, the conduits) in Canada.

As at July 31, 2012, the underlying collateral for various asset types in our multi-seller conduits amounted to $1.4 billion

CIBC Third Quarter 2012	25

(October 31, 2011: $1.3 billion). The estimated weighted-average life of these assets was 0.8 year (October 31, 2011: 1 year). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $21 million (October 31, 2011: $3 million). Our committed backstop liquidity facilities to these conduits were $2.2 billion (October 31, 2011: $1.8 billion). We also provided credit facilities of $35 million (October 31, 2011: $40 million) to these conduits as at July 31, 2012.

We participated in a syndicated facility for a 3-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $110 million. As at July 31, 2012, we funded $81 million (October 31, 2011: $77 million) through the issuance of bankers’ acceptances.

Additional details of our off-balance sheet arrangements are provided on pages 24 and 25 of the 2012 second quarter interim report.

The following table summarizes our exposures to off-balance sheet structured entities. Investment and loans are stated at carrying value. Undrawn liquidity and credit facilities are notional amounts. Written credit derivatives are notional amounts of written credit default swap (CDS) contracts and total return swaps under which we assume exposures.

$ millions, as at			2012 Jul. 31			2011 Oct. 31

	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)	Investment and loans (1)	Undrawn liquidity and credit facilities	Written credit derivatives (2)
CIBC sponsored conduits	$102	$1,356	$-	$80	$1,297	$-
CIBC structured CDO vehicles	240	39	226	292	42	284
Third-party structured vehicles
Structured credit run-off	4,348	319	4,448	4,497	391	4,830
Continuing	1,140	23	-	1,626	16	-
Pass-through investment structures	1,828	-	-	520	-	-
Commercial mortgage securitization trust	-	-	-	5	-	-
(1)

Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $3.7 billion (October 31, 2011: $3.9 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.

(2)

The negative fair value recorded on the interim consolidated balance sheet was $1.3 billion (October 31, 2011: $1.6 billion). Notional of $3.3 billion (October 31, 2011: $3.6 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $0.4 billion (October 31, 2011: $0.5 billion). An additional notional of $1.1 billion (October 31, 2011: $1.2 billion) was hedged through a limited recourse note. Accumulated fair value losses were $39 million (October 31, 2011: $46 million) on unhedged written credit derivatives.

Additional details of our structured entities are provided in Note 5 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 61 to 62 of the 2011 Annual Report.

26	CIBC Third Quarter 2012

MANAGEMENT OF RISK

Our approach to management of risk has not changed significantly from that described on pages 63 to 87 of the 2011 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements. In addition to the risk disclosures provided below, refer to Note 13 to our 2012 second quarter interim consolidated financial statements, which provides additional IFRS annual risk disclosures for the year ended October 31, 2011.

Risk overview

We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided on pages 63 and 64 of the 2011 Annual Report.

The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios;

•	Card Products Risk Management – This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability;
•

Retail Lending and Wealth Risk Management – This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of lending profitability. This unit is also responsible for overall risk management oversight of wealth management activities;

•

Wholesale Credit and Investment Risk Management – This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios; and

•

Risk Services – This unit is responsible for regulatory and economic capital reporting, operational risk management, and enterprise-wide risk and stress analysis and reporting. Risk Services is also responsible for policies associated with credit and operational risks, including reputation and legal risks.

Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management with oversight provided by the Asset Liability Committee.

Credit risk

Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Exposure to credit risk

$ millions, as at	2012 Jul. 31	2011 Oct. 31
Business and government portfolios-advanced internal ratings-based (AIRB) approach
Drawn	$76,901	$73,022
Undrawn commitments	33,365	29,707
Repo-style transactions	53,384	55,290
Other off-balance sheet	58,514	49,439
Over-the-counter (OTC) derivatives	14,655	14,429
Gross exposure at default (EAD) on business and government portfolios	236,819	221,887
Less: repo collateral	46,949	50,106
Net EAD on business and government portfolios	189,870	171,781
Retail portfolios-AIRB approach
Drawn	195,402	194,010
Undrawn commitments	71,135	69,881
Other off-balance sheet	352	428
Gross EAD on retail portfolios	266,889	264,319
Standardized portfolios	11,845	12,164
Securitization exposures	19,130	19,488
Gross EAD	$534,683	$517,858
Net EAD	$487,734	$467,752

CIBC Third Quarter 2012	27

In Canada, banks are limited to making residential real estate loans of no more than 80% of the collateral value by the Bank Act. All loans with a higher loan-to-value (LTV) ratio must be insured by either the Government of Canada or a private insurer. While all insurers are well capitalized at the moment and private insurers claims are substantially covered by the Government of Canada in the event of a bankruptcy, there is a possibility that losses could be incurred if private insurers become bankrupt or both the private insurers and the Government of Canada deny claims under certain terms and conditions. No material losses are expected in the mortgage portfolio.

The following table provides details on our Canadian residential mortgage portfolios:

$ billions, as at July 31, 2012	Notional	Insured (1)	Uninsured
Ontario	$67	77%	23%
British Columbia	29	72	28
Alberta	24	78	22
Quebec	10	83	17
Other	15	83	17
	$145	77%	23%
October 31, 2011	$144	77%	23%
(1)	93% (October 31, 2011: 92%) is insured by Government of Canada and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.

The following table provides details on LTV related to our Canadian residential mortgage portfolios:

	Insured	Uninsured
July 31, 2012 (1)	48%	49%
October 31, 2011 (2)	49%	49%
(1)	Based on latest available industry house price estimates from Teranet (June 30, 2012).
(2)	Based on industry house price estimates from Teranet (September 30, 2011).

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at July 31, 2012, our Canadian condominium mortgages were $17.1 billion (October 31, 2011: $17.1 billion) of which 77% (October 31, 2011: 78%) were insured. Our drawn developer loans were $594 million (October 31, 2011: $458 million) or 1% of our business and government portfolio and our related undrawn exposure was $1.8 billion (October 31, 2011: $1.4 billion). The condominium developer exposure is diversified across 60 projects.

Our real estate secured personal lending portfolio is a low risk portfolio, where we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same scoring model and lending criteria in the adjudication of both first lien and second lien loans; however, our credit policies are designed to ensure that the value of both the first and second liens does not exceed 80% of the collateral value at origination.

Counterparty credit exposure We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 14 to the consolidated financial statements in our 2011 Annual Report.

        We establish a CVA for expected future credit losses from each of our derivative counterparties. As at July 31, 2012, the CVA for all derivative counterparties was $192 million (October 31, 2011: $243 million).

        The following tables show the rating profile of derivative MTM receivables (after CVA and derivative master netting agreements but before any collateral), impaired loans, and allowance for credit losses.

$ billions, as at		2012 Jul. 31		2011 Oct. 31
	Exposure
Standard & Poor’s rating equivalent
AAA to BBB-	$5.97	82.1%	$5.72	79.3%
BB+ to B-	1.29	17.8	1.46	20.3
CCC+ to CCC-	-	-	0.01	0.1
Below CCC-	0.01	0.1	0.01	0.2
Unrated	-	-	0.01	0.1
	$7.27	100.0%	$7.21	100.0%

$ millions, as at	2012 Jul. 31	2011 Oct. 31
Gross impaired loans
Consumer	$763	$815
Business and government	1,190	1,102
Total gross impaired loans	$1,953	$1,917
Allowance for credit losses
Consumer	$1,128	$1,167
Business and government	756	636
Total allowance for credit losses	$1,884	$1,803
Comprises:
Individual allowance for loans	$485	$366
Collective allowance for loans (1)	1,399	1,437
Total allowance for credit losses	$1,884	$1,803
(1)	Excludes allowance on undrawn credit facilities of $52 million (October 31, 2011: $48 million).

Gross impaired loans (GIL) were up $36 million or 2% from October 31, 2011. Consumer GIL were down $52 million or 6%, mainly due to lower classifications in residential mortgages and personal lending. Business and government GIL were up $88 million or 8%, attributable to an increase in the publishing, printing and broadcasting, oil and gas, and real estate and construction sectors.

The total allowance for credit losses was up $81 million or 4% from October 31, 2011. Canadian and U.S. allowances for credit losses comprise 72% and 10%, respectively, of the total allowance. The individually assessed allowance was up $119 million or 33% from October 31, 2011, mainly driven by the real estate and construction sector. The collectively assessed allowance was down $38 million from October 31, 2011, largely driven by an improvement in the cards portfolio.

For details on the provision for credit losses, see the “Overview” section.

28	CIBC Third Quarter 2012

Stress testing

As part of our regular credit portfolio management process, we conduct regular stress testing and scenario analysis on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure.

Exposure to certain countries and regions

Several European countries, especially Greece, Ireland, Italy, Portugal, and Spain, have continued to experience credit concerns. The following tables provide our exposure to these and other European countries, both within and outside the Eurozone, and selected countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. Except as noted in our indirect exposures section below, we do not have any other exposure through our SPEs to the countries included in the tables below.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold CDS contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (1) (stated at fair value).

Of our total direct exposures to Europe, approximately 99% (October 31, 2011: 98%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

	Direct exposures

	Funded				Unfunded

$ millions, as at July 31, 2012	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$-	$76	$-	$76	$-		$-	$-
Belgium	-	-	6	6	-		-	-
Finland	1	-	1	2	-		-	-
France	48	-	707	755	11		6	17
Germany	194	61	10	265	67		-	67
Greece	-	-	-	-	-		-	-
Ireland	-	-	10	10	-		-	-
Italy	1	-	-	1	-		1	1
Luxembourg	-	-	56	56	-		-	-
Netherlands	5	210	78	293	2		8	10
Portugal	-	-	-	-	-		-	-
Slovenia	-	-	-	-	-		3	3
Spain	-	-	2	2	-		-	-
Total Eurozone	$249	$347	$870	$1,466	$80		$18	$98
Denmark	$-	$50	$31	$81	$-		$10	$10
Guernsey	-	-	2	2	-		-	-
Isle of Man	-	-	-	-	2		-	2
Norway	-	91	119	210	-		-	-
Russia	-	-	-	-	-		-	-
Sweden	151	108	259	518	42		-	42
Switzerland	249	-	163	412	390		-	390
Turkey	-	-	11	11	-		1	1
United Kingdom	500	902	561	1,963	759	(2)	118	877
Total non-Eurozone	$900	$1,151	$1,146	$3,197	$1,193		$129	$1,322
Total Europe	$1,149	$1,498	$2,016	$4,663	$1,273		$147	$1,420
Middle East and North Africa (3)	$-	$-	$-	$-	$-		$3	$3
Total exposure	$1,149	$1,498	$2,016	$4,663	$1,273		$150	$1,423
October 31, 2011	$906	$3,078	$1,656	$5,640	$683		$117	$800
(1)	Comprises securities purchased and sold under repurchase agreements for cash collateral; securities borrowed and lent for cash collateral; and securities borrowed and lent for securities collateral.
(2)

Includes $140 million of exposure (notional value of $178 million and fair value of $38 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.

(3)	Comprises Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

CIBC Third Quarter 2012	29

Direct exposures to certain countries and regions (continued)

	Direct exposures (continued)

	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at July 31, 2012	Corporate	Sovereign	Bank	Gross exposure	Collateral held (1)	Net exposure (C) (2)
Austria	$-	$-	$38	$38	$37	$1	$77
Belgium	-	-	54	54	51	3	9
Finland	-	-	16	16	8	8	10
France	-	-	2,064	2,064	2,046	18	790
Germany	-	-	2,051	2,051	1,819	232	564
Greece	-	-	-	-	-	-	-
Ireland	-	-	228	228	221	7	17
Italy	-	-	37	37	33	4	6
Luxembourg	-	-	-	-	-	-	56
Netherlands	37	-	124	161	108	53	356
Portugal	-	-	-	-	-	-	-
Slovenia	-	-	-	-	-	-	3
Spain	-	-	5	5	4	1	3
Total Eurozone	$37	$-	$4,617	$4,654	$4,327	$327	$1,891
Denmark	$-	$-	$44	44	$43	$1	$92
Guernsey	-	-	-	-	-	-	2
Isle of Man	-	-	-	-	-	-	2
Norway	-	-	-	-	-	-	210
Russia	-	-	-	-	-	-	-
Sweden	1	-	-	1	-	1	561
Switzerland	-	-	1,100	1,100	1,058	42	844
Turkey	-	-	-	-	-	-	12
United Kingdom	65	-	2,579	2,644	2,554	90	2,930
Total non-Eurozone	$66	$-	$3,723	$3,789	$3,655	$134	$4,653
Total Europe	$103	$-	$8,340	$8,443	$7,982	$461	$6,544
Middle East and North Africa (3)	$-	$-	$-	$-	$-	$-	$3
Total exposure	$103	$-	$8,340	$8,443	$7,982	$461	$6,547
October 31, 2011	$32	$7	$8,569	$8,608	$8,125	$483	$6,923
(1)

Collateral on derivative MTM receivables was $2.2 billion (October 31, 2011: $1.9 billion), and was all in the form of cash. Collateral on repo-style transactions was $5.8 billion (October 31, 2011: $6.2 billion), and comprises cash and investment-grade debt securities.

(2)	The amounts shown are before CVA. The CVA for European counterparties was $25 million (October 31, 2011: $20 million).
(3)	Comprises Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated as carrying value for securities and notional less fair value for derivatives where we have written protection. We have no indirect exposures to Portugal, Slovenia, Guernsey, Turkey, Russia and selected countries in the Middle East and North Africa.

$ millions, as at July 31, 2012	Total indirect exposure
Austria	$11
Belgium	42
Finland	12
France	521
Germany	383
Greece	13
Ireland	55
Italy	88
Luxembourg	60
Netherlands	310
Spain	142
Total Eurozone	$1,637
Denmark	$44
Norway	10
Sweden	68
Switzerland	4
United Kingdom	644
Total non-Eurozone	$770
Total exposure	$2,407
October 31, 2011	$2,559

30	CIBC Third Quarter 2012

Selected exposures in certain activities

This section provides information on our other selected activities within our continuing and exited businesses that based on their risk characteristics and the current market environment may be of particular interest to investors. For additional information on these selected exposures, refer to pages 75 to 76 of the 2011 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at July 31, 2012	Drawn	Undrawn
Construction program	$140	$40
Interim program	3,649	384
Permanent program	30	-
Exposure, net of allowance	$3,819	$424
Of the above:
Net impaired	$146	$2
On credit watch list	269	3
Net exposure as at October 31, 2011	$3,379	$629

During the quarter, our loans relating to the Joint Venture with a U.S. financial service entity were fully repaid. As at July 31, 2012, the allowance for credit losses for this portfolio was $134 million (October 31, 2011: $86 million). During the quarter and nine months ended July 31, 2012, we recorded provision for credit losses of $24 million and $65 million, respectively (provision for credit losses of $7 million and $15 million for the quarter and nine months ended July 31, 2011, respectively).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at July 31, 2012, we had CMBS inventory with a notional amount of $9 million and a fair value of less than $1 million (October 31, 2011: notional of $9 million and fair value of less than $1 million).

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at July 31, 2012	Drawn	Undrawn
Manufacturing	$334	$61
Publishing and printing	35	2
Utilities	10	-
Business services	5	2
Transportation	6	9
Exposure, net of allowance	$390	$74
Of the above:
On credit watch list	$185	$10
Net exposure as at October 31, 2011	$437	$91

Facilities on the credit watch list were reduced to $185 million drawn and $10 million undrawn (October 31, 2011: $355 million drawn and $35 million undrawn) and net impaired facilities were reduced to nil for drawn and undrawn (October 31, 2011: $8 million drawn and nil undrawn), due to repayments and improvements in the financial position of underlying portfolio companies.

As at July 31, 2012, the allowance for credit losses for this portfolio was $39 million (October 31, 2011: $43 million). During the quarter and nine months ended July 31, 2012, the net reversal of credit losses were $1 million (net reversal of credit losses of nil and $3 million for the quarter and nine months ended July 31, 2011, respectively).

U.S. leveraged finance

The following table provides a summary of our positions in this business:

$ millions, as at July 31, 2012	Drawn	Undrawn
Transportation	$112	$17
Healthcare	1	16
Media and advertising	9	-
Manufacturing	14	4
Other	6	5
Exposure, net of allowance	$142	$42
Of the above:
Net impaired	$3	$2
On credit watch list	127	18
Net exposure as at October 31, 2011	$111	$179

As at July 31, 2012, the allowance for credit losses for this portfolio was $13 million (October 31, 2011: $13 million). During the quarter and nine months ended July 31, 2012, the provision for credit losses were nil (net reversal of credit losses of $1 million and $7 million for the quarter and nine months ended July 31, 2011 respectively).

Market risk

Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.

In the first quarter of 2012, we implemented the market risk amendment (MRA) which includes stressed value-at-risk (VaR) and the incremental risk charge (IRC) as required by OSFI under the BCBS “Revisions to the Basel II Market Risk Framework”.

Stressed value-at-risk

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio over the last five years. Our current stressed VaR period is from December 31, 2007 to December 30, 2008.

CIBC Third Quarter 2012	31

Incremental risk charge

IRC is a default and migration risk charge for issuer credit risk held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and probability of default and migration.

Trading activities

The following three tables show VaR, stressed VaR and IRC for our trading activities based on risk type under an internal models-based approach, for which we have been granted approval by OSFI.

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of these tables excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

Total average VaR for the three months ended July 31, 2012 was up 22% from the last quarter, driven mainly by an increase in our equity risk and debt specific risk, offset by a decrease in interest rate risk.

VaR by risk type – trading portfolio

	As at or for the three months ended								For the nine months ended

				2012 Jul. 31		2012 Apr. 30		2011 Jul. 31	2012 Jul. 31	2011 Jul. 31

$ millions	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$2.5	$0.9	$2.5	$1.5	$1.3	$2.4	$1.9	$3.2	$1.9	$3.7
Credit spread risk	1.9	0.6	1.2	1.3	1.7	1.4	0.8	1.2	1.3	1.1
Equity risk	4.4	3.1	4.4	3.9	3.8	2.4	1.5	2.6	2.7	3.6
Foreign exchange risk	1.1	0.4	0.7	0.7	0.7	0.7	0.6	0.5	0.7	1.0
Commodity risk	2.0	0.8	1.0	1.3	1.2	1.3	0.5	1.0	1.2	1.0
Debt specific risk	4.2	1.8	2.1	2.9	2.4	2.4	2.1	3.4	2.6	2.8
Diversification effect (1)	n/m	n/m	(5.3)	(6.0)	(6.2)	(6.0)	(3.9)	(5.8)	(5.7)	(6.1)
Total VaR (one-day measure)	$6.6	$4.4	$6.6	$5.6	$4.9	$4.6	$3.5	$6.1	$4.7	$7.1
(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

				As at or for the three months ended			For the nine months ended

$ millions				2012 Jul. 31		2012 Apr. 30	2012 Jul. 31

	High	Low	As at	Average	As at	Average	Average
Interest rate risk	$8.3	$2.9	$6.8	$5.2	$4.3	$6.0	$6.0
Credit spread risk	5.5	0.7	2.5	2.5	5.4	3.7	2.9
Equity risk	6.6	2.1	3.0	3.7	1.4	2.0	2.5
Foreign exchange risk	6.7	0.5	0.8	2.1	2.3	1.6	1.8
Commodity risk	3.9	0.6	0.7	1.5	0.9	0.9	1.2
Debt specific risk	1.3	0.6	0.7	0.9	0.8	0.8	0.9
Diversification effect (1)	n/m	n/m	(7.4)	(9.1)	(9.5)	(8.8)	(8.9)
Total stressed VaR (one-day measure)	$12.0	$3.5	$7.1	$6.8	$5.6	$6.2	$6.4
(1)	Total stressed VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

				As at or for the three months ended			For the nine months ended

$ millions				2012 Jul. 31		2012 Apr. 30	2012 Jul. 31

	High	Low	As at	Average	As at	Average	Average
Default risk	$45.4	$25.5	$42.6	$36.3	$27.9	$38.0	$34.0
Migration risk	55.1	27.8	43.1	41.3	31.2	28.0	37.9
Incremental risk charge (one-year measure)	$92.5	$55.0	$85.7	$77.6	$59.1	$66.0	$71.9

32	CIBC Third Quarter 2012

Trading revenue

The trading revenue (TEB) and VaR graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB) with the previous day’s VaR measures.

During the quarter, trading revenue (TEB) was positive for 98% of the days and trading losses did not exceed VaR. The largest loss occurred on June 15, 2012, totalling $0.5 million. The loss was mainly driven by interest rate moves in the Canadian retail treasury business. The largest gain occurred on July 3, 2012, totalling $12.8 million and it was driven by revenue associated with the client index facilitation business. Average daily trading revenue (TEB)(1) was $3.2 million during the quarter.

Trading revenue (TEB) versus VaR

(1)	Includes average daily TEB adjustment of $1.1 million.

Non-trading activities

Interest rate risk

Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks. The following table shows the potential impact over the next 12 months, adjusted for estimated prepayments, of an immediate 100 and 200 basis points increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment.

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at			2012 Jul. 31			2012 Apr. 30			2011 Jul. 31

	C$	US$	Other	C$	US$	Other	C$	US$	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$96	$(17)	$3	$78	$(30)	$3	$189	$(7)	$3
Decrease in present value of shareholders’ equity	(106)	(109)	(41)	(123)	(169)	(38)	(22)	(39)	(34)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(215)	1	(2)	(171)	19	(3)	(252)	6	(3)
Decrease (increase) in present value of shareholders’ equity	(61)	50	42	(5)	130	38	(74)	21	34
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$166	$(34)	$5	$137	$(51)	$6	$348	$(14)	$6
Decrease in present value of shareholders’ equity	(253)	(218)	(81)	(285)	(337)	(76)	(91)	(78)	(67)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(332)	(9)	(3)	(245)	16	(7)	(363)	7	(6)
Decrease (increase) in present value of shareholders’ equity	(309)	48	67	(120)	129	61	(77)	27	52

CIBC Third Quarter 2012	33

Liquidity risk

Liquidity risk is the risk of having insufficient cash resources to meet financial obligations as they fall due, in their full amount and stipulated currencies, without raising funds at adverse rates or selling assets on a forced basis.

Our liquidity risk management strategies seek to maintain sufficient liquid and diversified funding sources to continually fund our balance sheet and contingent obligations under both normal and stressed market environments.

Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.

Balance sheet liquid assets are summarized in the following table:

$ billions, as at	2012 Jul. 31	2011 Oct. 31
Cash and deposits with banks (1)	$8.2	$4.6
Securities issued by Canadian governments (2)	6.5	9.2
Other securities (3)	42.9	42.5
Cash collateral on securities borrowed	4.0	1.8
Securities purchased under resale agreements	29.0	25.6
Total liquid assets	$90.6	$83.7
(1)	Excludes restricted balances.
(2)	Represent government-issued or guaranteed securities with residual term to contractual maturity of more than one year.
(3)	Comprises AFS and FVO securities with residual term to contractual maturity within one year and trading securities.

In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at July 31, 2012 totalled $61.1 billion (October 31, 2011: $65.2 billion).

We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.

Core personal deposits remain a primary source of retail funding and totalled $113.4 billion as at July 31, 2012 (October 31, 2011: $111.8 billion).

During the quarter and nine months ended July 31, 2012, we raised $0.9 billion and $6.0 billion, respectively, of secured term funding in U.S. and Canadian dollars. We also raised $4.5 billion and $8.7 billion in term funding through the issuance of unsecured U.S. and Canadian deposit notes for the quarter and nine months ended July 31, 2012, respectively.

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. Our funding and liquidity levels remained stable and sound over the period and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include credit and liquidity commitments and other contractual obligations.

Details of our contractual obligations are provided on pages 84 to 85 of the 2011 Annual Report.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, operational, reputation and legal, regulatory, and environmental risks.

For additional details, see pages 85 to 87 of the 2011 Annual Report.

34	CIBC Third Quarter 2012

ACCOUNTING AND CONTROL MATTERS

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the 2012 second quarter interim consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions, see pages 36 to 42 of the 2012 second quarter interim report.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured retail deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s length transaction between knowledgeable and willing market participants motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).

If a market price in an active market is not available, the fair value is estimated on the basis of valuation models.

Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.

Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).

If the fair value of a financial instrument is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value on the transaction date. When the fair value of a financial instrument is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (difference between the determined fair value and the transaction price) is recognized at the time the financial instrument is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instrument, or when market quotes or data become observable.

In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding, and are mainly derived from the brokers’ internal valuation models.

Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible.

To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis.

Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on predominantly non-observable market inputs (Level 3), for the structured credit run-off business and total consolidated CIBC:

			2012 Jul. 31			2011 Oct. 31

$ millions, as at	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Assets
Trading securities and loans	$611	$627	1.6%	$559	$570	1.7%
AFS securities	2	1,596	7.1	2	2,052	7.6
FVO securities	195	195	60.2	198	198	42.7
Derivative instruments	758	849	2.9	1,020	1,109	3.9
Liabilities
Deposits (2)	$429	$582	33.0%	$389	$583	33.3%
Secured borrowings – FVO	-	-	-	-	372	100.0
Derivative instruments	1,493	1,586	5.5	1,788	1,937	6.7
(1)	Represents percentage of Level 3 assets and liabilities in each reported category on our interim consolidated balance sheet.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

CIBC Third Quarter 2012	35

Sensitivity of Level 3 financial assets and liabilities

Much of our structured credit run-off business requires the application of valuation techniques using predominantly non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed may not ultimately be able to fulfill its obligations.

For credit derivatives purchased from financial guarantors, our CVA is driven off market-observed credit spreads, where available and appropriate. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market credit spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default (PD) as well as loss given default (LGD). The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over equivalently rated non-financial guarantor counterparties. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high-quality reference assets where we have neither experienced nor expect future credit losses.

Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.

ABS are sensitive to credit and liquidity spreads, which we consider to be non-observable market inputs.

AFS privately issued equity securities are sensitive to non-observable assumptions and inputs such as projected cash flows and earnings multiples.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgments to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or other comprehensive income (OCI) as described below.

Our unhedged non-USRMM structured credit positions are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in a loss of approximately $70 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $10 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $23 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $32 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $86 million.

A 10% reduction in the MTM of our AFS privately issued equity and debt securities that are valued using non-observable inputs such as projected cash flows and earnings multiples, would result in a decrease in OCI of approximately $73 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $11 million.

Net gains of $26 million and $118 million for the quarter and nine months ended July 31, 2012, respectively ($112 million and $134 million for the quarter and nine months ended July 31, 2011, respectively) were recognized in the interim consolidated statement of income, on the financial instruments for which fair value was estimated using valuation techniques requiring predominantly non-observable market parameters.

36	CIBC Third Quarter 2012

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk, and future administration costs. We have not reflected any valuation adjustments in respect of the use of an overnight index swap (OIS) curve that some counterparties may be employing to value our collateralized derivative contracts. Market practices continue to evolve in this area and a valuation adjustment may be required in the future. We do not believe that any adjustments resulting from the use of the OIS curve to value our collateralized derivative contracts would be material to our July 31, 2012 interim consolidated financial statements.

The following table summarizes our valuation adjustments:

$ millions, as at	2012 Jul. 31	2011 Oct. 31
Securities
Market risk	$2	$4
Derivatives
Market risk	47	51
Credit risk	192	243
Administration costs	5	6
Total valuation adjustments	$246	$304

Risk factors related to fair value adjustments

We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at July 31, 2012, we had goodwill of $1,682 million (October 31, 2011: $1,677 million) and other intangible assets with an indefinite life of $136 million (October 31, 2011: $136 million). Goodwill is not amortized, but is assessed, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

We use judgment to estimate the recoverable amounts of our CGUs and other intangible assets with an indefinite life. The recoverable amount of CGUs and other intangible assets with an indefinite life are derived from internally developed valuation models, using market or discounted cash flow approaches. Under a market approach, the estimates assume that entities operating in the same industry will share similar characteristics and that entity value will correlate to those characteristics. Therefore, a comparison of a CGU to similar entities whose financial information is publicly available may provide a reasonable basis to estimate fair value. These models may incorporate various key assumptions, including projected earnings and price earnings multiples. Under a discounted cash flow approach, which is often used to estimate value in use, the estimates are predicated upon the value of the future cash flows that a business will generate going forward. The discounted cash flow method involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business. These models may include various key assumptions including projected cash flows, levels of required capital, growth rates, terminal growth rates and discount rates. The valuations determined by all of these models are sensitive to the underlying business conditions in the markets in which the CGUs operate. As a result, changes in estimated recoverable amounts could result in the future, depending on various factors including changes in expected economic conditions in these markets.

In the third quarter of 2011, we recognized an impairment charge of $203 million in respect of goodwill relating to CIBC FirstCaribbean, which is recorded in Corporate and Other. The impairment was primarily driven by changes in expected future cash flows which were impacted by the challenging economic environment in the Caribbean and our outlook for the region.

CIBC Third Quarter 2012	37

Based on the most recent annual impairment conducted in the third quarter of 2012, the estimated recoverable amount of CIBC FirstCaribbean and the other CGUs exceeded the carrying value as at April 30, 2012. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in goodwill impairment charges in future periods. Reductions in estimated recoverable amounts could arise from various factors such as reductions in forecast cash flows, an increase in the assumed level of required capital, and any negative change to the discount rate or the terminal growth rate either in isolation or jointly.

Provisions and contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

A description of significant ongoing matters to which CIBC is a party can be found in Notes 24 and 31 to our 2011 annual consolidated financial statements. The following developments occurred during the quarter:

•

The plaintiffs in Brown v. Canadian Imperial Bank of Commerce and  CIBC World Markets Inc. filed an appeal of the Ontario Superior Court of Justice’s decision denying the plaintiffs’ motion for certification of the proposed overtime class action.

•

In Fresco v. Canadian Imperial Bank of Commerce, the Ontario Court of Appeal released its decision overturning the lower court and granting certification as a class action. CIBC will be seeking leave to appeal to the Supreme Court of Canada.

•	In Green v. Canadian Imperial Bank of Commerce, et al., the Ontario Superior Court of Justice released its decision dismissing the plaintiffs’ motion for leave to file a statement of claim and certification as a class action. The plaintiffs filed an appeal to the Ontario Court of Appeal.
•	The Sino-Forest proposed class actions were temporarily stayed as a result of Sino-Forest obtaining protection under the Companies’ Creditors Arrangement Act.

Subsequent to quarter end, the Quebec Court of Appeal released its decision in Marcotte v. Bank of Montreal, et al., overturning the trial judgment against CIBC.

Other than these rulings, there are no significant developments in the matters identified in our 2011 annual consolidated financial statements, and no significant new matters have arisen during the quarter ended July 31, 2012.

Gain on reduction of unfunded commitment on a variable funding note

In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related CDS agreement with the CDO.

In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note-holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until January 2013. Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

Transition to International Financial Reporting Standards

We transitioned to IFRS effective November 1, 2011.

The results and balances of our 2011 comparative year have been restated to reflect the retrospective adoption of IFRS effective November 1, 2010. Note 13 to the interim consolidated financial statements contains reconciliations of our 2011 Canadian GAAP financial results to the 2011 IFRS financial results included elsewhere in the interim consolidated financial statements.

Our selection of optional exemptions and the discussion of the mandatory exceptions applied in the preparation of our November 1, 2010 opening IFRS consolidated balance sheet are provided in section A of Note 13, including our

38	CIBC Third Quarter 2012

decision to apply the “fresh-start” elections that resulted in both: (i) the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 through retained earnings, and (ii) the reclassification of $575 million of accumulated net foreign exchange losses on foreign operations, net of the hedge gains and losses, from AOCI to retained earnings.

Section B of Note 13 discusses other differences between IFRS and Canadian GAAP that gave rise to adjustments in our consolidated balance sheet and consolidated statements of income and comprehensive income. The most significant change to our consolidated balance sheet was a gross-up of approximately $29 billion to our assets and liabilities from the transfer of securitized residential mortgages to a government-sponsored trust accounted as secured borrowings under IFRS, rather than as sales under Canadian GAAP. The most significant impact on our net income was due to the $203 million goodwill impairment charge relating to CIBC FirstCaribbean that we recognized only under IFRS in the third quarter of 2011.

Note 13 to our 2012 second quarter interim consolidated financial statements contains IFRS disclosures related to the 2011 comparative period that are generally only required on an annual basis and that were not previously provided in the 2011 Canadian GAAP consolidated financial statements either because of an IFRS measurement difference or the absence of an equivalent Canadian GAAP disclosure requirement.

Future accounting policy changes

For details on the future accounting policy changes, see Note 14 to our 2012 second quarter interim consolidated financial statements.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2012, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter and nine months ended July 31, 2012, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC Third Quarter 2012	39

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Contents

41	Consolidated balance sheet
42	Consolidated statement of income
43	Consolidated statement of comprehensive income
44	Consolidated statement of changes in equity
45	Consolidated statement of cash flows
46	Notes to the interim consolidated financial statements

46	Note 1	–	Fair value of financial instruments
48	Note 2	–	Significant acquisition
49	Note 3	–	Securities
50	Note 4	–	Loans
51	Note 5	–	Structured entities and derecognition of financial assets
53	Note 6	–	Subordinated indebtedness

53	Note 7	–	Share capital
54	Note 8	–	Post-employment benefit expense
55	Note 9	–	Income taxes
55	Note 10	–	Earnings per share
56	Note 11	–	Provisions and contingent liabilities
56	Note 12	–	Segmented information
59	Note 13	–	Transition to International Financial Reporting Standards

40	CIBC Third Quarter 2012

CONSOLIDATED BALANCE SHEET

Unaudited, $ millions, as at	2012 Jul. 31	2011 Oct. 31	2010 Nov. 1
ASSETS
Cash and non-interest-bearing deposits with banks	$2,319	$1,481	$1,817
Interest-bearing deposits with banks	6,480	3,661	9,005
Securities
Trading	39,147	32,713	29,074
Available-for-sale (AFS) (Note 3)	22,506	27,118	24,369
Designated at fair value (FVO)	324	464	875
	61,977	60,295	54,318
Cash collateral on securities borrowed	3,990	1,838	2,401
Securities purchased under resale agreements	28,967	25,641	34,722
Loans
Residential mortgages	151,157	150,509	143,284
Personal	35,173	34,842	34,335
Credit card	15,242	15,744	15,914
Business and government	43,860	39,663	37,946
Allowance for credit losses (Note 4)	(1,884)	(1,803)	(1,886)
	243,548	238,955	229,593
Other
Derivative instruments	28,802	28,270	24,700
Customers’ liability under acceptances	10,068	9,454	7,633
Land, buildings and equipment	1,610	1,580	1,568
Goodwill	1,682	1,677	1,907
Software and other intangible assets	673	633	579
Investments in equity-accounted associates and joint ventures	1,602	1,394	495
Other assets	9,292	8,879	10,570
	53,729	51,887	47,452
	$401,010	$383,758	$379,308
LIABILITIES AND EQUITY
Deposits
Personal	$118,080	$116,592	$113,294
Business and government	129,199	117,143	115,841
Bank	6,723	4,177	5,618
	254,002	237,912	234,753
Obligations related to securities sold short	11,944	10,316	9,673
Cash collateral on securities lent	2,284	2,850	4,306
Secured borrowings	51,094	51,308	43,518
Capital Trust securities	1,672	1,594	1,600
Obligations related to securities sold under repurchase agreements	8,527	8,564	20,651
Other
Derivative instruments	29,092	28,792	25,363
Acceptances	10,072	9,489	7,633
Other liabilities	10,488	11,704	12,239
	49,652	49,985	45,235
Subordinated indebtedness	4,828	5,138	4,773
Equity
Preferred shares (Note 7)	2,006	2,756	3,156
Common shares (Note 7)	7,744	7,376	6,804
Contributed surplus	87	93	98
Retained earnings	6,719	5,457	4,157
Accumulated other comprehensive income (AOCI)	284	245	416
Total shareholders’ equity	16,840	15,927	14,631
Non-controlling interests	167	164	168
Total equity	17,007	16,091	14,799
	$401,010	$383,758	$379,308

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2012	41

CONSOLIDATED STATEMENT OF INCOME

		For the three months ended			For the nine months ended

Unaudited, $ millions		2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Interest income
Loans		$2,532	$2,454	$2,563	$7,526	$7,648
Securities		394	363	368	1,145	1,071
Securities borrowed or purchased under resale agreements		83	77	100	236	283
Deposits with banks		11	9	16	31	48
		3,020	2,903	3,047	8,938	9,050
Interest expense
Deposits		639	620	638	1,881	1,945
Secured borrowings		271	290	321	854	938
Securities sold short		85	77	105	249	299
Securities lent or sold under repurchase agreements		33	41	63	126	217
Subordinated indebtedness		52	52	53	156	163
Capital Trust securities		36	36	37	108	106
Other		21	34	45	86	96
		1,137	1,150	1,262	3,460	3,764
Net interest income		1,883	1,753	1,785	5,478	5,286
Non-interest income
Underwriting and advisory fees		99	114	130	320	420
Deposit and payment fees		203	188	195	581	564
Credit fees		112	98	98	307	282
Card fees		154	149	156	467	457
Investment management and custodial fees		107	105	104	314	307
Mutual fund fees		219	219	218	650	639
Insurance fees, net of claims		81	80	82	243	234
Commissions on securities transactions		96	107	110	304	387
Trading income (loss) (1)		(16)	41	(33)	70	57
AFS securities gains, net		70	81	65	203	161
FVO gains (losses), net (1)		(9)	(11)	65	(28)	5
Foreign exchange other than trading		17	35	41	82	156
Income from equity-accounted associates and joint ventures		30	24	27	116	102
Other		103	101	88	283	183
		1,266	1,331	1,346	3,912	3,954
Total revenue		3,149	3,084	3,131	9,390	9,240
Provision for credit losses (Note 4)		317	308	310	963	838
Non-interest expenses
Employee compensation and benefits		1,036	994	1,022	3,043	2,998
Occupancy costs		170	172	162	515	490
Computer, software and office equipment		259	256	247	756	735
Communications		75	76	70	230	220
Advertising and business development		63	52	55	164	152
Professional fees		47	43	43	129	120
Business and capital taxes		15	10	11	38	33
Other		166	161	395	511	818
		1,831	1,764	2,005	5,386	5,566
Income before income taxes		1,001	1,012	816	3,041	2,836
Income taxes		160	201	225	554	715
Net income		$841	$811	$591	$2,487	$2,121
Net income attributable to non-controlling interests		$2	$1	$2	$6	$8
Preferred shareholders		$29	$44	$55	$129	$139
Common shareholders		810	766	534	2,352	1,974
Net income attributable to equity shareholders		$839	$810	$589	$2,481	$2,113
Earnings per share (in dollars) (Note 10)	-Basic	$2.00	$1.90	$1.35	$5.83	$4.99
	-Diluted	2.00	1.90	1.33	5.83	4.93
Dividends per common share (in dollars)		0.90	0.90	0.87	2.70	2.61
(1)

During the quarter, we reclassified gains and losses (both realized and unrealized) on certain trading securities and derivatives that are managed in conjunction with FVO financial instruments from trading income (loss) to FVO gains (losses), net in the consolidated statement of income. Prior period information has been reclassified accordingly.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

42	CIBC Third Quarter 2012

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three months ended			For the nine months ended

Unaudited, $ millions	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Net income	$841	$811	$591	$2,487	$2,121
Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	83	(95)	40	29	(325)
Net (gains) losses on investments in foreign operations reclassified to net income	-	-	-	1	-
Net gains (losses) on hedges of investments in foreign operations	(35)	39	(8)	(15)	105
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	-	-	-	(1)	-
	48	(56)	32	14	(220)
Net change in AFS securities
Net gains (losses) on AFS securities	89	(2)	199	172	183
Net (gains) losses on AFS securities reclassified to net income	(51)	(57)	(33)	(148)	(96)
	38	(59)	166	24	87
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(1)	(3)	(28)	(1)	(55)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(2)	(1)	13	2	24
	(3)	(4)	(15)	1	(31)
Total OCI(1)	83	(119)	183	39	(164)
Comprehensive income	$924	$692	$774	$2,526	$1,957
Comprehensive income attributable to non-controlling interests	$2	$1	$2	$6	$8
Preferred shareholders	$29	$44	$55	$129	$139
Common shareholders	893	647	717	2,391	1,810
Comprehensive income attributable to equity shareholders	$922	$691	$772	$2,520	$1,949
(1)

Includes $4 million of losses for the quarter ended July 31, 2012 (April 30, 2012: $4 million of gains; July 31, 2011: $1 million of gains) and $3 million of gains for the nine months ended July 31, 2012 (July 31, 2011: $6 million of losses) relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the nine months ended

Unaudited, $ millions	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(3)	$3	$2	$(1)	$3
Net gains (losses) on hedges of investments in foreign operations	8	(9)	1	4	(24)
	5	(6)	3	3	(21)
Net change in AFS securities
Net gains (losses) on AFS securities	(20)	12	(77)	(42)	(72)
Net (gains) losses on AFS securities reclassified to net income	7	25	6	47	46
	(13)	37	(71)	5	(26)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(1)	3	11	-	20
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	1	(1)	(4)	(1)	(7)
	-	2	7	(1)	13
	$(8)	$33	$(61)	$7	$(34)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2012	43

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	For the three months ended			For the nine months ended

Unaudited, $ millions	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Preferred shares
Balance at beginning of period	$2,006	$2,306	$3,156	$2,756	$3,156
Redemption of preferred shares	-	(300)	(400)	(750)	(400)
Balance at end of period	$2,006	$2,006	$2,756	$2,006	$2,756
Common shares
Balance at beginning of period	$7,697	$7,537	$7,116	$7,376	$6,804
Issue of common shares	49	156	137	366	449
Treasury shares	(2)	4	1	2	1
Balance at end of period	$7,744	$7,697	$7,254	$7,744	$7,254
Contributed surplus
Balance at beginning of period	$86	$87	$90	$93	$98
Stock option expense	2	1	1	6	3
Stock options exercised	(1)	(2)	(1)	(12)	(10)
Other	-	-	1	-	-
Balance at end of period	$87	$86	$91	$87	$91
Retained earnings
Balance at beginning of period	$6,276	$5,873	$4,911	$5,457	$4,157
Net income attributable to equity shareholders	839	810	589	2,481	2,113
Dividends
Preferred	(29)	(32)	(43)	(99)	(127)
Common	(365)	(364)	(346)	(1,089)	(1,032)
Premium on redemption of preferred shares	-	(12)	(12)	(30)	(12)
Other	(2)	1	1	(1)	1
Balance at end of period	$6,719	$6,276	$5,100	$6,719	$5,100
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of period	$(122)	$(66)	$(252)	$(88)	$-
Net change in foreign currency translation adjustments	48	(56)	32	14	(220)
Balance at end of period	$(74)	$(122)	$(220)	$(74)	$(220)
Net gains (losses) on AFS securities
Balance at beginning of period	$324	$383	$318	$338	$397
Net change in AFS securities	38	(59)	166	24	87
Balance at end of period	$362	$324	$484	$362	$484
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(1)	$3	$3	$(5)	$19
Net change in cash flow hedges	(3)	(4)	(15)	1	(31)
Balance at end of period	$(4)	$(1)	$(12)	$(4)	$(12)
Total AOCI, net of tax	$284	$201	$252	$284	$252
Non-controlling interests
Balance at beginning of period	$163	$163	$157	$164	$168
Net income attributable to non-controlling interests	2	1	2	6	8
Dividends	(3)	-	(4)	(5)	(8)
Other	5	(1)	1	2	(12)
Balance at end of period	$167	$163	$156	$167	$156
Equity at end of period	$17,007	$16,429	$15,609	$17,007	$15,609

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

44	CIBC Third Quarter 2012

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the nine months ended

Unaudited, $ millions	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Cash flows provided by (used in) operating activities
Net income	$841	$811	$591	$2,487	$2,121
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	317	308	310	963	838
Amortization (1)	91	92	288	274	466
Stock option expense	2	1	1	6	3
Deferred income taxes	188	(51)	106	152	484
AFS securities gains, net	(70)	(81)	(65)	(203)	(161)
Net gains on disposal of land, buildings and equipment	(3)	-	(1)	(3)	(5)
Other non-cash items, net	82	(20)	283	193	169
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(2,523)	788	16,079	(2,819)	(9,521)
Loans, net of repayments	(1,257)	(1,669)	(3,823)	(5,877)	(7,147)
Deposits, net of withdrawals	10,168	1,536	(18,963)	16,284	11,967
Obligations related to securities sold short	2,053	1,532	(1,864)	1,628	1,132
Accrued interest receivable	96	(42)	60	59	156
Accrued interest payable	(212)	206	(238)	(374)	(391)
Derivative assets	(2,919)	4,439	(2,685)	(1,575)	575
Derivative liabilities	2,955	(4,639)	1,303	1,932	(2,141)
Trading securities	(1,496)	(2,069)	4,952	(6,434)	(4,542)
FVO securities	33	40	60	140	358
Other FVO assets and liabilities	(469)	(200)	392	(544)	(81)
Current income taxes	(225)	53	141	(727)	74
Cash collateral on securities lent	(757)	840	150	(566)	742
Obligations related to securities sold under repurchase agreements	724	(3,043)	(5,699)	(37)	(6,138)
Secured borrowings	(2,012)	203	2,349	(353)	5,464
Cash collateral on securities borrowed	(874)	(1,250)	(504)	(2,152)	(1,313)
Securities purchased under resale agreements	(5,523)	(609)	4,023	(3,326)	3,400
Other, net	(284)	(16)	(98)	(654)	819
	(1,074)	(2,840)	(2,852)	(1,526)	(2,672)
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	-	-	-	1,500
Redemption/repurchase of subordinated indebtedness	(272)	-	-	(272)	(1,080)
Redemption of preferred shares	-	(312)	-	(780)	(604)
Issue of common shares, net	49	156	137	366	449
Net proceeds from treasury shares	(2)	4	1	2	1
Dividends paid	(394)	(396)	(389)	(1,188)	(1,159)
Other, net	(1)	(1)	1	(11)	205
	(620)	(549)	(250)	(1,883)	(688)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(7,951)	(8,487)	(5,059)	(30,846)	(20,973)
Proceeds from sale of AFS securities	7,995	5,485	4,259	20,207	11,265
Proceeds from maturity of AFS securities	2,048	7,139	4,076	15,274	13,443
Net cash used in acquisitions	(202)	-	(12)	(205)	(24)
Net cash provided by dispositions	-	-	10	-	10
Net purchase of land, buildings and equipment	(94)	(53)	(63)	(192)	(143)
	1,796	4,084	3,211	4,238	3,578
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	17	(10)	5	9	(30)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	119	685	114	838	188
Cash and non-interest-bearing deposits with banks at beginning of period	2,200	1,515	1,891	1,481	1,817
Cash and non-interest-bearing deposits with banks at end of period (2)	$2,319	$2,200	$2,005	$2,319	$2,005
Cash interest paid	$1,349	$944	$1,500	$3,834	$4,155
Cash income taxes paid	197	199	(22)	1,129	157
Cash interest and dividends received	3,116	2,861	3,107	8,997	9,206
(1)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted cash balances of $274 million (April 30, 2012: $292 million; July 31, 2011: $240 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2012	45

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Statements” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

An explanation of how the transition to IFRS has affected the equity, net income, comprehensive income, and cash flows of CIBC is provided in Note 13. Subject to certain transitional elections disclosed in Note 13, CIBC has consistently applied the same accounting policies in preparing its opening IFRS consolidated balance sheet as at November 1, 2010 and throughout all periods presented, as if these policies had always been applied.

These interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and, accordingly, should be read in conjunction with the 2012 second quarter interim consolidated financial statements, and the consolidated financial statements for the year ended October 31, 2011, as set out on pages 109 to 229 of the 2011 Annual Report which were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

These interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated, which is CIBC’s functional currency. These interim consolidated financial statements were authorized for issue by the Board of Directors on August 29, 2012.
1. Fair value of financial instruments

The tables below present the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the interim consolidated balance sheet are categorized:

	Level 1			Level 2			Level 3

	Quoted market price			Valuation technique – observable market inputs			Valuation technique – non-observable market inputs			Total	Total	Total

$ millions, as at	Jul. 31 2012	Oct. 31 2011	Nov. 1 2010	Jul. 31 2012	Oct. 31 2011	Nov. 1 2010	Jul. 31 2012	Oct. 31 2011	Nov. 1 2010	Jul. 31 2012	Oct. 31 2011	Nov. 1 2010
Financial assets
Trading securities
Government issued or guaranteed	$2,326	$3,532	$4,158	$9,141	$4,686	$9,965	$-	$-	$-	$11,467	$8,218	$14,123
Corporate equity	21,834	19,197	11,819	3,162	2,636	1,089	-	-	-	24,996	21,833	12,908
Corporate debt	-	-	-	1,232	1,201	1,039	-	-	20	1,232	1,201	1,059
Mortgage- and asset-backed	-	-	-	841	902	175	611	559	809	1,452	1,461	984
Trading loans
Business and government	607	257	1,000	31	-	-	16	11	11	654	268	1,011
	$24,767	$22,986	$16,977	$14,407	$9,425	$12,268	$627	$570	$840	$39,801	$32,981	$30,085
AFS securities
Government issued or guaranteed	$897	$4,872	$6,957	$13,339	$13,486	$8,706	$-	$-	$-	$14,236	$18,358	$15,663
Corporate equity	19	115	108	-	-	5	668	718	905	687	833	1,018
Corporate debt	-	-	-	5,286	3,816	2,713	65	9	23	5,351	3,825	2,736
Mortgage- and asset-backed	-	-	-	1,369	2,777	3,398	863	1,325	1,554	2,232	4,102	4,952
	$916	$4,987	$7,065	$19,994	$20,079	$14,822	$1,596	$2,052	$2,482	$22,506	$27,118	$24,369
FVO securities	$-	$-	$-	$129	$266	$605	$195	$198	$270	$324	$464	$875
Derivative instruments
Interest rate	$5	$50	$7	$21,382	$20,008	$16,335	$82	$80	$79	$21,469	$20,138	$16,421
Foreign exchange	-	-	-	5,655	6,068	5,669	-	-	-	5,655	6,068	5,669
Credit	-	-	-	1	2	5	758	1,019	1,340	759	1,021	1,345
Equity	45	133	202	253	291	487	9	10	22	307	434	711
Precious metal	5	17	-	25	45	25	-	-	-	30	62	25
Other commodity	215	135	70	367	412	454	-	-	5	582	547	529
	$270	$335	$279	$27,683	$26,826	$22,975	$849	$1,109	$1,446	$28,802	$28,270	$24,700
Total financial assets	$25,953	$28,308	$24,321	$62,213	$56,596	$50,670	$3,267	$3,929	$5,038	$91,433	$88,833	$80,029

46	CIBC Third Quarter 2012

	Level 1			Level 2			Level 3

	Quoted market price			Valuation technique – observable market inputs			Valuation technique – non-observable market inputs			Total		Total		Total

$ millions, as at	Jul. 31 2012	Oct. 31 2011	Nov. 1 2010	Jul. 31 2012	Oct. 31 2011	Nov. 1 2010	Jul. 31 2012	Oct. 31 2011	Nov. 1 2010	Jul. 31 2012		Oct. 31 2011		Nov. 1 2010
Financial liabilities
Deposits	$-	$-	$-	$(1,181)	$(1,170)	$(2,397)	$(582)	$(583)	$(891)	$(1,763	)(1)	$(1,753	)(1)	$(3,288	)(1)
Secured borrowings and other liabilities – FVO	-	-	-	(356)	-	-	-	(372)	(359)	(356)		(372)		(359)
Obligations related to securities sold short	(7,223)	(5,150)	(3,793)	(4,721)	(5,166)	(5,880)	-	-	-	(11,944)		(10,316)		(9,673)
	$(7,223)	$(5,150)	$(3,793)	$(6,258)	$(6,336)	$(8,277)	$(582)	$(955)	$(1,250)	$(14,063)		$(12,441)		$(13,320)
Derivative instruments
Interest rate	$(3)	$(45)	$(6)	$(20,560)	$(19,667)	$(16,656)	$(89)	$(84)	$(85)	$(20,652)		$(19,796)		$(16,747)
Foreign exchange	-	-	-	(5,419)	(5,524)	(5,412)	-	-	-	(5,419)		(5,524)		(5,412)
Credit		-	-	(1)	-	-	(1,494)	(1,787)	(2,061)	(1,495)		(1,787)		(2,061)
Equity	(21)	(90)	(178)	(851)	(956)	(428)	(3)	(48)	(57)	(875)		(1,094)		(663)
Precious metal	(17)	(16)	-	(16)	(34)	(30)	-	-	-	(33)		(50)		(30)
Other commodity	(102)	(81)	(86)	(516)	(442)	(335)	-	(18)	(29)	(618)		(541)		(450)
	$(143)	$(232)	$(270)	$(27,363)	$(26,623)	$(22,861)	$(1,586)	$(1,937)	$(2,232)	$(29,092)		$(28,792)		$(25,363)
Total financial liabilities	$(7,366)	$(5,382)	$(4,063)	$(33,621)	$(32,959)	$(31,138)	$(2,168)	$(2,892)	$(3,482)	$(43,155)		$(41,233)		$(38,683)
(1)

Comprises FVO deposits of $1,584 million (October 31, 2011: $1,523 million; November 1, 2010: $2,993 million) and bifurcated embedded derivatives of $179 million (October 31, 2011: $230 million; November 1, 2010: $295 million).

At the beginning of the third quarter, we transferred $345 million of certain FVO notes (classified as secured borrowings) from Level 3 to Level 2 due to availability of market observable inputs.

The net gain recognized in the interim consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the quarter and nine months ended July 31, 2012, was $26 million and $118 million, respectively (net gain of $112 million and $134 million for the quarter and nine months ended July 31, 2011).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income

$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Jul. 31, 2012
Trading securities and loans	$591	$12	$43	$-	$-	$-	$-	$-	$(19)	$627
AFS securities	1,660	18	(2)	33	-	104	-	(39)	(178)	1,596
FVO securities	203	8	6	-	-	-	-	-	(22)	195
Derivative assets	876	(14)	5	-	-	-	-	-	(18)	849
Total assets	$3,330	$24	$52	$33	$-	$104	$-	$(39)	$(237)	$3,267
Deposits	$(549)	$(1)	$(43)	$-	$-	$-	$(7)	$-	$18	$(582	)(3)
Secured borrowings-FVO	(345)	-	-	-	345	-	-	-	-	-
Derivative liabilities	(1,629)	18	(24)	-	-	-	-	-	49	(1,586)
Total liabilities	$(2,523)	$17	$(67)	$-	$345	$-	$(7)	$-	$67	$(2,168)
Oct. 31, 2011
Trading securities and loans	$591	$(84)	$82	$-	$-	$-	$-	$(1)	$(18)	$570
AFS securities	2,459	170	(17)	(149)	-	39	(227)	-	(223)	2,052
FVO securities	217	4	(7)	-	-	-	-	-	(16)	198
Derivative assets	982	(66)	219	-	-	-	1	-	(27)	1,109
Total assets	$4,249	$24	$277	$(149)	$-	$39	$(226)	$(1)	$(284)	$3,929
Deposits	$(680)	$27	$54	$-	$12	$-	$-	$4	$-	$(583	)(3)
Secured borrowings-FVO	(371)	-	(2)	-	-	-	-	1	-	(372)
Derivative liabilities	(1,769)	21	(238)	-	-	-	(1)	2	48	(1,937)
Total liabilities	$(2,820)	$48	$(186)	$-	$12	$-	$(1)	$7	$48	$(2,892)
(1)	Includes foreign currency gains and losses.
(2)	Unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Comprises FVO deposits of $472 million (October 31, 2011: $432 million) and bifurcated embedded derivatives of $110 million (October 31, 2011: $151 million).

CIBC Third Quarter 2012	47

Sensitivity of Level 3 financial assets and liabilities

Valuation techniques using predominantly non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.

Asset-backed securities (ABS) are sensitive to credit spreads, which we consider to be a non-observable market input.

AFS privately issued equity and debt securities are sensitive to non-observable assumptions and inputs such as projected cash flows and earnings multiples.

FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.

Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.

The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.

Our unhedged non-U.S. residential mortgage market (USRMM) structured credit positions are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $70 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.

For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $10 million, assuming current credit value adjustment (CVA) ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $23 million, assuming current CVA ratios remain unchanged.

The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.

The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $32 million.

A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $86 million.

A 10% reduction in the MTM of our AFS privately issued equity and debt securities that are valued using non-observable inputs such as projected cash flows and earnings multiples, would result in a decrease in OCI of approximately $73 million.

A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.

A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $11 million.

Fair value option

The impact of changes in CIBC’s own credit risk on our outstanding FVO designated liabilities was nil for the quarter and nine months ended July 31, 2012 (loss of $1 million for the quarter and nine months ended July 31, 2011, respectively).

2. Significant acquisition

TMX Group Limited

On July 31, 2012, Maple Group Acquisition Corporation (Maple), whose investors comprise CIBC and other leading Canadian financial institutions and pension funds, announced that all of the conditions to Maple’s offer to acquire up to 80% of the TMX Group Inc. (TMX Group) shares for $50 per share in cash had been satisfied. Upon completion of its offer, Maple had taken up all of the approximately 95% of the outstanding TMX Group shares deposited under the offer. Upon completion of the subsequent plan of arrangement, the 20% of TMX Group shares not acquired for cash will be exchanged for Maple shares on a one-for-one basis. CIBC made a $194 million equity investment in Maple which upon completion will result in CIBC owning 6.7% of Maple. Maple’s board of directors includes one nominee of CIBC.

On August 1, 2012, Maple completed the acquisitions of 100% of Alpha Trading Systems Inc., Alpha Trading Systems Limited Partnership and The Canadian Depository for Securities Limited which will result in an estimated combined after-tax gain, net of associated expenses, of $19 million to CIBC in the fourth quarter in relation to the sale of CIBC’s prior interests in these entities. In addition, on August 1, 2012, as part of $1.9 billion in syndicated credit facilities underwritten by the banks of four Maple shareholders, CIBC provided a loan to Maple to support the transaction. Maple was renamed “TMX Group Limited” on August 10, 2012. The investment will be included in the Wholesale Banking strategic business unit (SBU).

48	CIBC Third Quarter 2012

3. Securities

$ millions, as at	2012 Jul. 31				2011 Oct. 31				2010 Nov. 1

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$3,266	$93	$(4)	$3,355	$4,802	39	(7)	$4,834	4,768	5	(2)	$4,771
Other Canadian governments	3,487	35	(10)	3,512	6,159	69	(2)	6,226	4,182	81	-	4,263
U.S. Treasury	4,774	17	(3)	4,788	3,653	8	-	3,661	3,343	5	-	3,348
Other foreign governments	2,580	24	(23)	2,581	3,607	40	(10)	3,637	3,251	47	(17)	3,281
Mortgage-backed securities	1,335	16	-	1,351	2,752	46	(2)	2,796	3,374	50	(3)	3,421
Asset-backed securities	872	9	-	881	1,287	19	-	1,306	1,538	30	(37)	1,531
Corporate public debt	5,285	83	(23)	5,345	3,800	18	(18)	3,800	2,659	18	(1)	2,676
Corporate public equity	10	10	-	20	69	46	-	115	68	45	-	113
Corporate private debt	6	-	-	6	25	-	-	25	52	9	(1)	60
Corporate private equity	389	283	(5)	667	446	277	(5)	718	561	357	(13)	905
	$22,004	$570	$(68)	$22,506	$26,600	$562	$(44)	$27,118	$23,796	$647	$(74)	$24,369

As at July 31, 2012, the amortized cost of 139 AFS securities that are in a gross unrealized loss position (October 31, 2011: 157 securities) exceeded their fair value by $68 million (October 31, 2011: $44 million). The securities that have been in a gross unrealized loss position for more than a year include seven AFS securities (October 31, 2011: 17 securities), with a gross unrealized loss of less than $1 million (October 31, 2011: $3 million).

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. Trust preferred securities are excluded from the following tables as they were reclassified from loans and receivables to FVO upon transition to IFRS on November 1, 2010. During the quarter ended July 31, 2012, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at	2012 Jul. 31		2011 Oct. 31		2010 Nov. 1

	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables	$3,872	$3,978	$4,077	$4,219	$5,850	$5,998
Trading assets previously reclassified to AFS	17	17	33	33	55	55
Total financial assets reclassified	$3,889	$3,995	$4,110	$4,252	$5,905	$6,053

	For the three months ended			For the nine months ended

$ millions	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Net income (before taxes) recognized on assets reclassified
Interest income	$25	$26	$22	$78	$76
Impairment write-downs	-	-	-	-	-
	$25	$26	$22	$78	$76
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made
On trading assets previously reclassified to loans and receivables	$(4)	$20	$(44)	$40	$46
On trading assets previously reclassified to AFS	(2)	-	1	(2)	3
	$(6)	$20	$(43)	$38	$49

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

CIBC Third Quarter 2012	49

4. Loans

Allowance for credit losses

		As at or for the three months ended

$ millions		Individual allowance	Collective allowance	Total allowance

Jul. 31	Balance at beginning of period	$437	$1,467	$1,904
2012	Provision for credit losses	75	242	317
	Write-offs	(23)	(300)	(323)
	Recoveries	-	44	44
	Interest income on impaired loans	(5)	(5)	(10)
	Other	1	3	4
	Balance at end of period	$485	$1,451	$1,936
	Comprises:
	Loans	$485	$1,399	$1,884
	Undrawn credit facilities (1)	-	52	52
Apr. 30	Balance at beginning of period	$411	$1,484	$1,895
2012	Provision for credit losses	52	256	308
	Write-offs	(13)	(310)	(323)
	Recoveries	1	42	43
	Interest income on impaired loans	(7)	(4)	(11)
	Other	(7)	(1)	(8)
	Balance at end of period	$437	$1,467	$1,904
	Comprises:
	Loans	$437	$1,419	$1,856
	Undrawn credit facilities (1)	-	48	48
Jul. 31	Balance at beginning of period	$354	$1,524	$1,878
2011	Provision for credit losses	41	269	310
	Write-offs	(25)	(324)	(349)
	Recoveries	-	37	37
	Interest income on impaired loans	(9)	(3)	(12)
	Other	-	4	4
	Balance at end of period	$361	$1,507	$1,868
	Comprises:
	Loans	$361	$1,458	$1,819
	Undrawn credit facilities (1)	-	49	49

		As at or for the nine months ended

$ millions		Individual allowance	Collective allowance	Total allowance
Jul. 31	Balance at beginning of period	$366	$1,485	$1,851
2012	Provision for credit losses	183	780	963
	Write-offs	(40)	(928)	(968)
	Recoveries	2	125	127
	Interest income on impaired loans	(24)	(13)	(37)
	Other	(2)	2	-
	Balance at end of period	$485	$1,451	$1,936
	Comprises:
	Loans	$485	$1,399	$1,884
	Undrawn credit facilities (1)	-	52	52
Jul. 31	Balance at beginning of period	$345	$1,605	$1,950
2011	Provision for credit losses	92	746	838
	Write-offs	(31)	(941)	(972)
	Recoveries	3	106	109
	Interest income on impaired loans	(27)	(11)	(38)
	Other	(21)	2	(19)
	Balance at end of period	$361	$1,507	$1,868
	Comprises:
	Loans	$361	$1,458	$1,819
	Undrawn credit facilities (1)	-	49	49
(1)	Included in Other liabilities on the interim consolidated balance sheet.

50	CIBC Third Quarter 2012

Impaired loans

$ millions, as at		Gross impaired	Individual allowance	Collective allowance (1)	Net impaired
Jul. 31	Residential mortgages	$494	$-	$40	$454
2012	Personal	269	8	179	82
	Business and government	1,190	477	24	689
	Total impaired loans (2)	$1,953	$485	$243	$1,225
Oct. 31	Residential mortgages	$524	$1	$32	$491
2011	Personal	291	8	173	110
	Business and government	1,102	357	31	714
	Total impaired loans (2)	$1,917	$366	$236	$1,315
Nov. 1	Residential mortgages	$550	$1	$29	$520
2010	Personal	304	6	188	110
	Business and government	1,080	338	34	708
	Total impaired loans (2)	$1,934	$345	$251	$1,338
(1)

Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have collective allowance of $1,208 million (October 31, 2011: $1,249 million; November 1, 2010: $1,354 million) on balances which are not impaired.

(2)	Average balance of gross impaired loans for the quarter ended July 31, 2012 totalled $1,903 million (for the quarter ended October 31, 2011: $1,916 million).

Contractually past due loans but not impaired

$ millions, as at		Less than 31 days	31 to 90 days	Over 90 days	Total
Jul. 31	Residential mortgages	$2,024	$659	$248	$2,931
2012	Personal	466	105	24	595
	Credit card	756	210	134	1,100
	Business and government	134	152	16	302
		$3,380	$1,126	$422	$4,928
Oct. 31	Residential mortgages	$2,048	$711	$344	$3,103
2011	Personal	474	115	30	619
	Credit card	844	234	163	1,241
	Business and government	137	92	27	256
		$3,503	$1,152	$564	$5,219
Nov. 1	Residential mortgages	$2,298	$853	$332	$3,483
2010	Personal	496	129	34	659
	Credit card	977	248	141	1,366
	Business and government	318	217	20	555
		$4,089	$1,447	$527	$6,063

5. Structured entities and derecognition of financial assets

Structured entities

Structured entities are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. Structured entities include special purpose entities (SPEs) which are entities that are created to accomplish a narrow and well-defined objective.

We consolidate a structured entity when the substance of the relationship indicates that we control the structured entity.

Details of our consolidated and non-consolidated structured entities are provided on pages 67 and 68 of the 2012 second quarter interim report.

Our on-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on structured entity reference assets. The impact of CVA is not considered in the table below.

CIBC Third Quarter 2012	51

$ millions, as at		CIBC sponsored conduits	CIBC structured collateralized debt obligation (CDO) vehicles	Third-party structured vehicles		Pass- through investment structures	Commercial mortgage securitization trust
				Run-off	Continuing
Jul. 31	On-balance sheet assets at carrying value (1)
2012	Trading securities	$21	$7	$604	$229	$1,828	$-
	AFS securities	-	2	-	884	-	-
	FVO securities	-	-	195	-	-	-
	Loans	81	231	3,549	27	-	-
	Derivatives (2)	-	-	-	-	26	-
		$102	$240	$4,348	$1,140	$1,854	$-
	On-balance sheet liabilities at carrying value (1)
	Derivatives (2)	$-	$27	$1,306	$-	$153	$-
		$-	$27	$1,306	$-	$153	$-
	Maximum exposure to loss, net of hedges
	Investment and loans	$102	$240	$4,348	$1,140	$1,828	$-
	Notional of written derivatives, less fair value losses	-	199	3,142	-	-	-
	Liquidity and credit facilities	1,356	39	319	23	-	-
	Less: hedges of investments, loans and written derivatives exposure	-	(372)	(6,461)	-	(1,828)	-
		$1,458	$106	$1,348	$1,163	$-	$-
Oct. 31	On-balance sheet assets at carrying value (1)
2011	Trading securities	$3	$-	$558	$199	$520	$-
	AFS securities	-	2	2	1,320	-	5
	FVO securities	-	-	183	73	-	-
	Loans	77	290	3,754	34	-	-
	Derivatives (2)	-	-	-	-	16	-
		$80	$292	$4,497	$1,626	$536	$5
	On-balance sheet liabilities at carrying value (1)
	Derivatives (2)	$-	$37	$1,545	$-	$44	$-
		$-	$37	$1,545	$-	$44	$-
	Maximum exposure to loss, net of hedges
	Investment and loans	$80	$292	$4,497	$1,626	$520	$5
	Notional of written derivatives, less fair value losses	-	247	3,285	-	-	-
	Liquidity and credit facilities	1,297	42	391	16	-	-
	Less: hedges of investments, loans and written derivatives exposure	-	(459)	(6,768)	(73)	(520)	-
		$1,377	$122	$1,405	$1,569	$-	$5
Nov. 1	On-balance sheet assets at carrying value (1)
2010	Trading securities	$110	$-	$809	$32	$-	$-
	AFS securities	-	5	14	1,541	-	5
	FVO securities	-	9	270	205	-	-
	Loans	72	434	6,711	-	-	-
	Derivatives (2)	-	-	-	-	126	-
		$182	$448	$7,804	$1,778	$126	$5
	On-balance sheet liabilities at carrying value (1)
	Derivatives (2)	$-	$36	$1,762	$-	$2	$-
		$-	$36	$1,762	$-	$2	$-
	Maximum exposure to loss, net of hedges
	Investment and loans	$182	$448	$7,804	$1,778	$-	$5
	Notional of written derivatives, less fair value losses	-	353	4,287	-	-	-
	Liquidity and credit facilities	2,182	50	585	-	-	-
	Less: hedges of investments, loans and written derivatives exposure	-	(668)	(10,165)	(237)	-	-
		$2,364	$183	$2,511	$1,541	$-	$5
(1)

Excludes structured entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).

(2)	Comprises written credit default swaps (CDS) and total return swaps under which we assume exposures and excludes all other derivatives.

52	CIBC Third Quarter 2012

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on pages 69 and 70 of the 2012 second quarter interim report.

The following table provides the carrying amount of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at	2012 Jul. 31	2011 Oct. 31	2010 Nov. 1
Carrying amount of transferred assets
Residential mortgages securitizations (1)	$31,496	$34,224	$32,413
Securities held by counterparties as collateral under repurchase agreements (2)	8,527	8,564	20,651
Securities lent for cash collateral (2)(3)	2,284	2,850	4,306
	$42,307	$45,638	$57,370
Carrying amount of associated liabilities	$43,714	$46,366	$57,758
(1)

Includes $2.4 billion (October 31, 2011: $3.4 billion; November 1, 2010: $3.4 billion) of mortgages underlying mortgage-backed securities (MBS) held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances relating to the securitization process amounting to $1,503 million (October 31, 2011: $882 million; November 1, 2010: $729 million) have been applied to reduce these balances.

(2)	Does not include over-collateralization of assets pledged.
(3)	Does not include securities lent for securities collateral amounting to $9.6 billion (October 31, 2011: $10.9 billion; November 1, 2010: $12.4 billion).

Additionally, we securitized $23.0 billion (October 31, 2011: $16.1 billion; November 1, 2010: $16.4 billion) of mortgages that were not transferred to external parties.

6. Subordinated indebtedness

During the quarter, we purchased and cancelled $15 million (US$15 million) of our floating rate Debentures (subordinated indebtedness) due August 31, 2085. As a result, the principal balance outstanding on this issue was reduced to $52 million (US$52 million).

Also during the quarter, on June 22, 2012, we redeemed all $257 million (€200 million) of our floating rate Debentures due June 22, 2017 for their outstanding principal amount plus unpaid interest accrued to the redemption date in accordance with their terms.

7. Share capital

Common shares

	For the three months ended						For the nine months ended

	2012 Jul. 31		2012 Apr. 30		2011 Jul. 31		2012 Jul. 31		2011 Jul. 31

$ millions, except number of shares	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	404,944,573	$7,697	402,728,389	$7,537	396,977,867	$7,116	400,534,211	$7,376	392,738,700	$6,804
Issuance pursuant to:
Stock option plans	69,753	4	133,683	8	61,652	4	776,926	51	1,121,183	70
Shareholder investment plan	307,189	22	1,758,924	127	1,515,751	110	3,385,630	248	4,173,463	314
Employee share purchase plan	321,344	23	275,500	21	291,464	23	906,065	67	822,888	65
	405,642,859	$7,746	404,896,496	$7,693	398,846,734	$7,253	405,602,832	$7,742	398,856,234	$7,253
Treasury shares	(16,777)	(2)	48,077	4	9,700	1	23,250	2	200	1
Balance at end of period	405,626,082	$7,744	404,944,573	$7,697	398,856,434	$7,254	405,626,082	$7,744	398,856,434	$7,254

Effective April 26, 2012, the Board of Directors and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that, the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

Normal course issuer bid

On August 29, 2012, the Board of Directors approved a proposal to commence a new common share purchase program. Subject to the approval of the Toronto Stock Exchange, we intend to purchase for cancellation up to a maximum of 8.1 million common shares over the course of the ensuing 12 months, which is approximately 2% of our outstanding common shares.

CIBC Third Quarter 2012	53

Preferred shares

Subsequent to the quarter end, we decided to redeem all of the 12 million Non-cumulative Class A Series 18 Preferred Shares with a par value and redemption price of $25.00 each for cash. The preferred shares will be redeemed on October 29, 2012.

On April 30, 2012, we redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

On January 31, 2012, we redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash.

Regulatory capital and ratios

Our capital ratios and assets-to-capital multiple (ACM) are presented in the following table:

$ millions, as at	2012 Jul. 31		2011 Oct. 31 (1)
Capital
Tier 1 capital	$16,244	(2)	$16,208
Total regulatory capital	20,318	(2)	20,287
Risk-weighted assets
Credit risk	$93,607		$90,110
Market risk	3,138		1,646
Operational risk	18,149		18,212
Total risk-weighted assets	$114,894		$109,968
Capital ratios
Tier 1 capital ratio	14.1%		14.7%
Total capital ratio	17.7%		18.4%
Assets-to-capital multiple	17.4	x	16.0	x
(1)	Capital measures for fiscal year 2011 are under Canadian generally accepted accounting principles and have not been restated for IFRS.
(2)	The Tier 1 capital and Total capital incorporate OSFI’s IFRS transitional relief election (see discussion below for further details).

During the quarter and nine months ended July 31, 2012, we have complied with all of our regulatory capital requirements.

Impact of OSFI’s IFRS transitional relief election

On conversion to IFRS, we excluded mortgage securitizations sold through CMHC programs up to and including March 31, 2010, from total assets for the purpose of calculating ACM, as permitted under OSFI’s Capital Adequacy Guidelines. In addition, as permitted under the guidelines, financial institutions can elect to phase in the impact of transitioning to IFRS on their regulatory capital over five quarters starting November 1, 2011. For the nine months ended July 31, 2012, we phased in $823 million of the negative IFRS transition impact on Tier 1 capital, representing three-fifths of the aggregate $1.37 billion negative impact of our IFRS transition on Tier 1 capital. In accordance with the guidelines, the amount eligible for phase in was primarily comprised of retained earnings adjustments and a change from proportionate accounting to equity accounting for our joint ventures.

If we had not made the election to phase in the Tier 1 capital impact of transition to IFRS, our capital ratios and ACM as at July 31, 2012 would have been as follows:

Tier 1 capital ratio	13.7%
Total capital ratio	17.2%
ACM	17.8x

8. Post-employment benefit expense

	For the three months ended			For the nine months ended

$ millions	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Defined benefit plans
Pension plans	$30	$32	$40	$95	$100
Other post-employment plans	8	8	8	24	22
Total defined benefit expense	$38	$40	$48	$119	$122
Defined contribution plans
CIBC's pension plans	$3	$3	$2	$9	$8
Government pension plans (1)	19	20	20	59	59
Total defined contribution expense	$22	$23	$22	$68	$67
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

54	CIBC Third Quarter 2012

9. Income taxes

Deferred income tax assets and liabilities

As at July 31, 2012, we had available gross deferred income tax assets of $513 million (October 31, 2011: $676 million; November 1, 2010: $1,188 million) before a valuation allowance of $32 million (October 31, 2011: $32 million; November 1, 2010: $66 million), and gross deferred income tax liabilities of $39 million (October 31, 2011: $51 million; November 1, 2010: nil).

Accounting standards require a valuation allowance when it is probable that all, or a portion of, a deferred income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is probable that all of the deferred income tax assets, net of a valuation allowance, will be realized.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation and on December 21, 2011 (and reconfirmed on July 5, 2012), in connection with a motion by CIBC to strike the Crown’s replies, the Tax Court of Canada struck certain portions of the replies and directed the Crown to submit amended replies. The Crown and CIBC have both appealed the ruling which is scheduled to be heard on November 21, 2012.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $181 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $865 million and non-deductible interest of approximately $124 million.

10. Earnings per share

	For the three months ended			For the nine months ended

$ millions, except number of shares and per share amounts	2012 Jul. 31	2012 Apr. 30	2011 Jul. 31	2012 Jul. 31	2011 Jul. 31
Basic EPS
Net income attributable to equity shareholders	$839	$810	$589	$2,481	$2,113
Preferred share dividends and premiums	29	44	55	129	139
Net income attributable to common shareholders	$810	$766	$534	$2,352	$1,974
Weighted-average common shares outstanding (thousands)	405,165	403,058	397,232	403,108	395,265
Basic EPS	$2.00	$1.90	$1.35	$5.83	$4.99
Diluted EPS
Net income attributable to common shareholders	$810	$766	$534	$2,352	$1,974
Add: Dividends on Convertible Preferred Shares	-	-	12	-	36
Net income attributable to diluted common shareholders	$810	$766	$546	$2,352	$2,010
Weighted-average common shares outstanding (thousands)	405,165	403,058	397,232	403,108	395,265
Add: Convertible Preferred Shares (thousands) (1)	-	-	12,145	-	11,953
Stock options potentially exercisable (2) (thousands)	352	529	808	463	904
Weighted-average diluted common shares outstanding (thousands)	405,517	403,587	410,185	403,571	408,122
Diluted EPS	$2.00	$1.90	$1.33	$5.83	$4.93
(1)

We have irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 non-viable contingent capital Advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC.

(2)

Excludes average options outstanding of 1,918,689 (April 30, 2012: 1,257,804; July 31, 2011: 1,285,471) with a weighted-average exercise price of $80.40 (April 30, 2012: $83.73; July 31, 2011: $83.67) for the quarter ended July 31, 2012 and average options of 1,524,476 with a weighted-average price of $82.34 for the nine months ended July 31, 2012 (average options of 907,316 with a weighted average price of $85.87 for the nine months ended July 31, 2011), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

CIBC Third Quarter 2012	55

11. Provisions and contingent liabilities

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect that the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period.

Amounts are accrued if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

A description of significant ongoing matters to which CIBC is a party can be found in Notes 24 and 31 to our 2011 annual consolidated financial statements. The following developments occurred during the quarter:

•

The plaintiffs in Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc. filed an appeal of the Ontario Superior Court of Justice’s decision denying the plaintiffs’ motion for certification of the proposed overtime class action.

•

In Fresco v. Canadian Imperial Bank of Commerce, the Ontario Court of Appeal released its decision overturning the lower court and granting certification as a class action. CIBC will be seeking leave to appeal to the Supreme Court of Canada.

•

In Green v. Canadian Imperial Bank of Commerce, et al., the Ontario Superior Court of Justice released its decision dismissing the plaintiffs’ motion for leave to file a statement of claim and certification as a class action. The plaintiffs filed an appeal to the Ontario Court of Appeal.

•	The Sino-Forest proposed class actions were temporarily stayed as a result of Sino-Forest obtaining protection under the Companies’ Creditors Arrangement Act.

Subsequent to quarter end, the Quebec Court of Appeal released its decision in Marcotte v. Bank of Montreal, et al., overturning the trial judgment against CIBC.

Other than these rulings, there are no significant developments in the matters identified in our 2011 annual consolidated financial statements, and no significant new matters have arisen during the quarter ended July 31, 2012.

Gain on reduction of unfunded commitment on a variable funding note

In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related CDS agreement with the CDO.

In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note-holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until January 2013. Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

12. Segmented information

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management, which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly FirstCaribbean International Bank Limited (CIBC FirstCaribbean); strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items not directly attributable to the business lines.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances

56	CIBC Third Quarter 2012

and related provisions are reported in Corporate and Other except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results may be different compared to consolidated CIBC results.

The SBUs evaluate net interest income included in revenue on an equivalent pre-tax basis. In order to arrive at the taxable equivalent basis (TEB) amount, the SBUs gross up tax-exempt net interest income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Simultaneously, an equivalent amount is booked as an income tax expense; hence there is no impact on net income of the SBUs. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in net interest income and income tax expense in Corporate and Other.

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Jul. 31	Net interest income (1)	$1,469	$47	$326	$41	$1,883
2012	Non-interest income	543	428	200	95	1,266
	Intersegment revenue (2)	73	(74)	1	-	-
	Total revenue (1)	2,085	401	527	136	3,149
	Provision for credit losses	273	-	34	10	317
	Amortization (3)	22	2	-	67	91
	Other non-interest expenses	1,013	297	284	146	1,740
	Income before income taxes	777	102	209	(87)	1,001
	Income taxes (1)	183	26	53	(102)	160
	Net income	$594	$76	$156	$15	$841
	Net income attributable to:
	Non-controlling interests	$-	$-	$-	$2	$2
	Equity shareholders	594	76	156	13	839
	Average assets (4)	$253,889	$4,079	$120,789	$21,786	$400,543
Apr. 30	Net interest income (1)	$1,415	$46	$241	$51	$1,753
2012	Non-interest income	515	446	222	148	1,331
	Intersegment revenue (2)	74	(74)	-	-	-
	Total revenue (1)	2,004	418	463	199	3,084
	Provision for credit losses	271	-	16	21	308
	Amortization (3)	23	2	1	66	92
	Other non-interest expenses	975	311	278	108	1,672
	Income before income taxes	735	105	168	4	1,012
	Income taxes (1)	179	26	37	(41)	201
	Net income	$556	$79	$131	$45	$811
	Net income attributable to:
	Non-controlling interests	$-	$-	$-	$1	$1
	Equity shareholders	556	79	131	44	810
	Average assets (4)	$251,673	$4,044	$114,108	$21,821	$391,646
Jul. 31	Net interest income (1)	$1,438	$45	$218	$84	$1,785
2011	Non-interest income	525	431	285	105	1,346
	Intersegment revenue (2)	72	(72)	-	-	-
	Total revenue (1)	2,035	404	503	189	3,131
	Provision for credit losses	291	1	9	9	310
	Amortization (3)	21	1	-	266	288
	Other non-interest expenses	992	303	297	125	1,717
	Income before income taxes	731	99	197	(211)	816
	Income taxes (1)	180	29	56	(40)	225
	Net income	$551	$70	$141	$(171)	$591
	Net income attributable to:
	Non-controlling interests	$-	$-	$-	$2	$2
	Equity shareholders	551	70	141	(173)	589
	Average assets (4)	$260,645	$3,199	$113,808	$23,663	$401,315
(1)

Starting in the third quarter of 2012, Wholesale Banking revenue and income taxes are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $71 million for the three months ended July 31, 2012 ($61 million and $49 million for the three months ended April 30, 2012 and July 31, 2011, respectively). The equivalent amounts are offset in net interest income and income tax expense in Corporate and Other. Prior period information has been reclassified accordingly.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

CIBC Third Quarter 2012	57

$ millions, for the nine months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Jul. 31	Net interest income (1)	$4,329	$141	$829	$179	$5,478
2012	Non-interest income	1,571	1,332	655	354	3,912
	Intersegment revenue (2)	218	(219)	1	-	-
	Total revenue (1)	6,118	1,254	1,485	533	9,390
	Provision for credit losses	825	-	76	62	963
	Amortization (3)	67	6	2	199	274
	Other non-interest expenses	2,962	918	850	382	5,112
	Income before income taxes	2,264	330	557	(110)	3,041
	Income taxes (1)	547	75	137	(205)	554
	Net income	$1,717	$255	$420	$95	$2,487
	Net income attributable to:
	Non-controlling interests	$-	$-	$-	$6	$6
	Equity shareholders	1,717	255	420	89	2,481
	Average assets (4)	$253,682	$4,061	$115,378	$23,015	$396,136
Jul. 31	Net interest income (1)	$4,196	$134	$654	$302	$5,286
2011	Non-interest income	1,560	1,319	843	232	3,954
	Intersegment revenue (2)	213	(213)	-	-	-
	Total revenue (1)	5,969	1,240	1,497	534	9,240
	Provision for credit losses	830	4	15	(11)	838
	Amortization (3)	61	5	2	398	466
	Other non-interest expenses	2,950	937	869	344	5,100
	Income before income taxes	2,128	294	611	(197)	2,836
	Income taxes (1)	541	85	190	(101)	715
	Net income	$1,587	$209	$421	$(96)	$2,121
	Net income attributable to:
	Non-controlling interests	$-	$-	$1	$7	$8
	Equity shareholders	1,587	209	420	(103)	2,113
	Average assets (4)	$256,237	$3,210	$109,784	$23,995	$393,226
(1)

Starting in the third quarter of 2012, Wholesale Banking revenue and income taxes are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $189 million for the nine months ended July 31, 2012 ($133 million for the nine months ended July 31, 2011). The equivalent amounts are offset in net interest income and income tax expense in Corporate and Other. Prior period information has been reclassified accordingly.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

58	CIBC Third Quarter 2012

13. Transition to International Financial Reporting Standards

Canadian publicly accountable enterprises are required to adopt IFRS for annual periods beginning on or after January 1, 2011. As a result, our audited consolidated financial statements for the year ending October 31, 2012 will be the first annual financial statements that comply with IFRS, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement of compliance with IFRS in those financial statements. We will make this statement of compliance when we issue our 2012 annual consolidated financial statements.

IFRS 1 also requires that comparative financial information be provided. As a result, the first day at which we applied IFRS was as at November 1, 2010 (the Transition Date), and our consolidated opening IFRS balance sheet was prepared as at this date. The opening IFRS balance sheet represents our starting point for financial reporting under IFRS.

In accordance with IFRS 1, we have retrospectively applied our IFRS accounting policies in the preparation of our opening IFRS consolidated balance sheet as at November 1, 2010 and in restating the 2011 comparative information, except where the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of IFRS have been applied, as described in Section A of this Note. These IFRS accounting policies are those that we expect to apply in our first annual IFRS consolidated financial statements for the year ending October 31, 2012.

IFRS 1 requires us to explain how the transition from Canadian generally accepted accounting principles (Canadian GAAP) to IFRS affects our consolidated balance sheet, and consolidated statements of income, comprehensive income and cash flows and requires a reconciliation of our equity and total comprehensive income previously reported under Canadian GAAP to IFRS. The following represents the reconciliations from Canadian GAAP to IFRS for the consolidated balance sheet and total equity as at November 1, 2010, July 31, 2011 and October 31, 2011, and for the consolidated statements of income and comprehensive income for the three months and nine months ended July 31, 2011 and for the year ended October 31, 2011. These reconciliations are based on the IFRS accounting policies, optional exemptions and mandatory exceptions that we expect to apply in our first annual IFRS consolidated financial statements.

The following sections are presented in this Note:

•	IFRS consolidated balance sheets and reconciliation to previously reported Canadian GAAP amounts
•	IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts
•	Section A – Exemptions and exceptions from retrospective application of IFRS
•	Section B – Differences in accounting policies
•	Section C – Other presentation reclassifications
•	Section D – Reconciliation of equity from Canadian GAAP to IFRS
•	Section E – Impact of IFRS on financial results of reporting segments

CIBC Third Quarter 2012	59

IFRS consolidated balance sheets and reconciliation to previously reported Canadian GAAP amounts

(i)	Opening consolidated balance sheet as at November 1, 2010

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$(373)	$1,817	C.2
Interest-bearing deposits with banks	9,862	(857)	9,005	B.3, B.6
Securities
Trading	28,557	517	29,074	A.8, B.2, B.3
Available-for-sale	26,621	(2,252)	24,369	A.5, A.8, B.2-B.4, B.6
Designated at fair value	22,430	(21,555)	875	A.5, A.8, B.2, B.4
	77,608	(23,290)	54,318
Cash collateral on securities borrowed	2,401	-	2,401
Securities purchased under resale agreements	34,941	(219)	34,722	B.6
Loans
Residential mortgages	93,568	49,716	143,284	A.8, B.2, B.3
Personal	34,335	-	34,335
Credit card	12,127	3,787	15,914	B.3, B.9
Business and government	38,582	(636)	37,946	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,720)	(166)	(1,886)	A.8, B.3
	176,892	52,701	229,593
Other
Derivative instruments	24,682	18	24,700	A.8, B.2, B.3
Customers’ liability under acceptances	7,684	(51)	7,633	B.3
Land, buildings and equipment	1,660	(92)	1,568	B.6, B.7
Goodwill	1,913	(6)	1,907	B.6
Software and other intangible assets	609	(30)	579	B.6
Investments in equity-accounted associates and joint ventures	298	197	495	B.6
Other assets	11,300	(730)	10,570	Various
	48,146	(694)	47,452
	$352,040	$27,268	$379,308
LIABILITIES AND EQUITY
Deposits
Personal	$113,294	$-	$113,294
Business and government	127,759	(11,918)	$115,841	A.8, B.2, B.3, B.6, C.3
Bank	5,618	-	5,618
	246,671	(11,918)	234,753
Obligations related to securities sold short	9,673	-	9,673
Cash collateral on securities lent	4,306	-	4,306
Secured borrowings	-	43,518	43,518	A.8, B.2, B.3, C.3
Capital Trust securities	-	1,600	1,600	B.3
Obligations related to securities sold under repurchase agreements	23,914	(3,263)	20,651	A.8, B.2
Other
Derivative instruments	26,489	(1,126)	25,363	A.8, B.2, B.3
Acceptances	7,684	(51)	7,633	B.3
Other liabilities	12,572	(333)	12,239	Various
	46,745	(1,510)	45,235
Subordinated indebtedness	4,773	-	4,773
Non-controlling interests	168	(168)	-	C.1
Equity (1)
Preferred shares	3,156	-	3,156
Common shares	6,804	-	6,804
Contributed surplus	96	2	98
Retained earnings	6,095	(1,938)	4,157
Accumulated other comprehensive income (loss)	(361)	777	416
Total shareholders’ equity	15,790	(1,159)	14,631
Non-controlling interests	-	168	168	C.1
Total equity	15,790	(991)	14,799
	$352,040	$27,268	$379,308

(1)	See Section D - Reconciliation of equity from Canadian GAAP to IFRS as at November 1, 2010.

60	CIBC Third Quarter 2012

(ii)	Consolidated balance sheet as at July 31, 2011

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$2,217	$(212)	$2,005	C.2
Interest-bearing deposits with banks	19,307	(781)	18,526	B.3, B.6
Securities
Trading	33,540	76	33,616	A.8, B.2, B.3
Available-for-sale	22,881	(2,078)	20,803	A.5, A.8, B.2-B.4, B.6
Designated at fair value	17,618	(17,101)	517	A.5, A.8, B.2, B.4
	74,039	(19,103)	54,936
Cash collateral on securities borrowed	3,714	-	3,714
Securities purchased under resale agreements	31,680	(358)	31,322	B.6
Loans
Residential mortgages	101,293	48,055	149,348	A.8, B.2, B.3
Personal	34,594	-	34,594
Credit card	9,960	5,610	15,570	B.3, B.9
Business and government	40,431	(2,311)	38,120	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,650)	(169)	(1,819)	A.8, B.3
	184,628	51,185	235,813
Other
Derivative instruments	24,176	19	24,195	A.8, B.2, B.3
Customers’ liability under acceptances	8,964	45	9,009	B.3, B.6
Land, buildings and equipment	1,612	(90)	1,522	B.6, B.7
Goodwill	1,855	(208)	1,647	B.6
Software and other intangible assets	628	(24)	604	B.6
Investments in equity-accounted associates and joint ventures	300	273	573	B.6
Other assets	9,459	(679)	8,780	Various
	46,994	(664)	46,330
	$362,579	$30,067	$392,646
LIABILITIES AND EQUITY
Deposits
Personal	$115,063	$-	$115,063
Business and government	139,308	(14,900)	124,408	A.8, B.2, B.3, B.6, C.3
Bank	6,956	(5)	6,951	B.2
	261,327	(14,905)	246,422
Obligations related to securities sold short	10,805	-	10,805
Cash collateral on securities lent	5,048	-	5,048
Secured borrowings	-	49,330	49,330	A.8, B.2, B.3, C.3
Capital Trust securities	-	1,594	1,594	B.3
Obligations related to securities sold under repurchase agreements	18,298	(3,785)	14,513	A.8, B.2
Other
Derivative instruments	24,059	(676)	23,383	A.8, B.2, B.3
Acceptances	8,964	45	9,009	B.3, B.6
Other liabilities	12,051	(271)	11,780	Various
	45,074	(902)	44,172
Subordinated indebtedness	5,153	-	5,153
Non-controlling interests	156	(156)	-	C.1
Equity (1)
Preferred shares	2,756	-	2,756
Common shares	7,254	-	7,254
Contributed surplus	89	2	91
Retained earnings	7,208	(2,108)	5,100
Accumulated other comprehensive income (loss)	(589)	841	252
Total shareholders’ equity	16,718	(1,265)	15,453
Non-controlling interests	-	156	156	C.1
Total equity	16,718	(1,109)	15,609
	$362,579	$30,067	$392,646
(1)	See Section D - Reconciliation of equity from Canadian GAAP to IFRS as at July 31, 2011.

CIBC Third Quarter 2012	61

(iii)	Consolidated balance sheet as at October 31, 2011

$ millions	Canadian GAAP	IFRS adjustments	IFRS	Note
ASSETS
Cash and non-interest-bearing deposits with banks	$1,855	$(374)	$1,481	C.2
Interest-bearing deposits with banks	4,442	(781)	3,661	B.3, B.6
Securities
Trading	32,797	(84)	32,713	B.3
Available-for-sale	29,212	(2,094)	27,118	A.5, A.8, B.2-B.4, B.6
Designated at fair value	20,064	(19,600)	464	A.5, A.8, B.2, B.4
	82,073	(21,778)	60,295
Cash collateral on securities borrowed	1,838	-	1,838
Securities purchased under resale agreements	26,002	(361)	25,641	B.6
Loans
Residential mortgages	99,603	50,906	150,509	A.8, B.2, B.3
Personal	34,842	-	34,842
Credit card	10,408	5,336	15,744	B.3, B.9
Business and government	41,812	(2,149)	39,663	A.8, B.2-B.4, B.6, B.8
Allowance for credit losses	(1,647)	(156)	(1,803)	A.8, B.3
	185,018	53,937	238,955
Other
Derivative instruments	28,259	11	28,270	A.8, B.2, B.3
Customers’ liability under acceptances	9,361	93	9,454	B.3, B.6
Land, buildings and equipment	1,676	(96)	1,580	B.6, B.7
Goodwill	1,894	(217)	1,677	B.6
Software and other intangible assets	654	(21)	633	B.6
Investments in equity-accounted associates and joint ventures	1,128	266	1,394	B.6
Other assets	9,499	(620)	8,879	Various
	52,471	(584)	51,887
	$353,699	$30,059	$383,758
LIABILITIES AND EQUITY
Deposits
Personal	$116,592	$-	$116,592
Business and government	134,636	(17,493)	117,143	A.8, B.2, B.3, B.6, C.3
Bank	4,181	(4)	4,177	B.2
	255,409	(17,497)	237,912
Obligations related to securities sold short	10,316	-	10,316
Cash collateral on securities lent	2,850	-	2,850
Secured borrowings	-	51,308	51,308	A.8, B.2, B.3, C.3
Capital Trust securities	-	1,594	1,594	B.3
Obligations related to securities sold under repurchase agreements	11,456	(2,892)	8,564	A.8, B.2
Other
Derivative instruments	29,807	(1,015)	28,792	A.8, B.2, B.3
Acceptances	9,396	93	9,489	B.3, B.6
Other liabilities	11,823	(119)	11,704	Various
	51,026	(1,041)	49,985
Subordinated indebtedness	5,138	-	5,138
Non-controlling interests	164	(164)	-	C.1
Equity (1)
Preferred shares	2,756	-	2,756
Common shares	7,376	-	7,376
Contributed surplus	90	3	93
Retained earnings	7,605	(2,148)	5,457
Accumulated other comprehensive income (loss)	(487)	732	245
Total shareholders’ equity	17,340	(1,413)	15,927
Non-controlling interests	-	164	164	C.1
Total equity	17,340	(1,249)	16,091
	$353,699	$30,059	$383,758
(1)	See Section D – Reconciliation of equity from Canadian GAAP to IFRS as at October 31, 2011.

62	CIBC Third Quarter 2012

IFRS consolidated statements of income and comprehensive income and reconciliation to previously reported Canadian GAAP amounts

(i)	For the three months ended July 31, 2011

$ millions		Canadian GAAP		IFRS adjustments	IFRS	Note
Interest income
Loans		$1,938		$625	$2,563	B.2- B.4, B.6, B.8, B10
Securities		495		(127)	368	B.2-B.4
Securities borrowed or purchased under resale agreements		100		-	100
Deposits with banks		16		-	16
		2,549		498	3,047
Interest expense
Deposits		651		(13)	638	B.2, B.3
Secured borrowings		-		321	321	B.2, B.3
Securities sold short		105		-	105
Securities lent or sold under repurchase agreements		71		(8)	63	B.2
Subordinated indebtedness		53		-	53
Capital Trust securities		37		-	37
Other		25		20	45	B.2, B.3, B.7
		942		320	1,262
Net interest income		1,607		178	1,785
Non-interest income
Underwriting and advisory fees		130		-	130
Deposit and payment fees		195		-	195
Credit fees		98		-	98	B.3
Card fees		15		141	156	B.3, B.9
Investment management and custodial fees		123		(19)	104	B.6
Mutual fund fees		218		-	218
Insurance fees, net of claims		82		-	82
Commissions on securities transactions		110		-	110
Trading loss		(46	) (1)	13	(33)	B.2-B.4
AFS securities gains (losses), net		65		-	65	B.2, B.4
FVO gains, net		6	(1)	59	65	B.2-B.4
Income from securitized assets		278		(278)	-	B.2, B.3
Foreign exchange other than trading		58		(17)	41	B.3, B.4, B.6
Income from equity-accounted associates and joint ventures		14		13	27	B.6
Other		104		(16)	88	B.2, B.3, B.6
		1,450		(104)	1,346
Total revenue		3,057		74	3,131
Provision for credit losses		195		115	310	B.3, B.10
Non-interest expenses
Employee compensation and benefits		1,044		(22)	1,022	B.1, B.5, B.6
Occupancy costs		161		1	162	B.6, B.7
Computer, software and office equipment		249		(2)	247	B.6
Communications		70		-	70
Advertising and business development		55		-	55
Professional fees		44		(1)	43	B.6
Business and capital taxes		11		-	11
Other		186		209	395	B.3, B.6, B.9
		1,820		185	2,005
Income before income taxes		1,042		(226)	816
Income taxes		231		(6)	225
Net income		$811		$(220)	$591
Net income attributable to non-controlling interests		$3		$(1)	$2
Preferred shareholders		$55		$-	$55
Common shareholders		753		(219)	534
Net income attributable to equity shareholders		$808		$(219)	$589
Earnings per share (in dollars)	-Basic	$1.90			$1.35
	-Diluted	1.89			1.33
Dividends per common share (in dollars)		0.87			0.87
(1)

During the quarter, we reclassified gains and losses (both realized and unrealized) on certain trading securities and derivatives that are managed in conjunction with FVO financial instruments from trading income (loss) to FVO gains (losses), net in the consolidated statement of income. Prior period information has been reclassified accordingly.

CIBC Third Quarter 2012	63

$ millions, for the three months ended July 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Net income	$811	$(220)	$591
Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	41	(1)	40
Net gains (losses) on hedges of investments in foreign operations	(8)	-	(8)
	33	(1)	32
Net change in AFS securities
Net gains (losses) on AFS securities	141	58	199	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	(30)	(3)	(33)	B.4
	111	55	166
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(25)	(3)	(28)	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	13	-	13
	(12)	(3)	(15)
Total other comprehensive loss	132	51	183
Comprehensive income	$943	$(169)	$774
Comprehensive income attributable to non-controlling interests	$3	$(1)	$2
Preferred shareholders	$55	$-	$55
Common shareholders	885	(168)	717
Comprehensive income attributable to equity shareholders	$940	$(168)	$772

$ millions, for the three months ended July 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$2	$-	$2
Net gains (losses) on hedges of investments in foreign operations	1	-	1
	3	-	3
Net change in AFS securities
Net gains (losses) on AFS securities	(36)	(41)	(77)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	5	1	6	B.4
	(31)	(40)	(71)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	9	2	11	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(4)	-	(4)
	5	2	7
	$(23)	$(38)	$(61)

64	CIBC Third Quarter 2012

(ii)	For the nine months ended July 31, 2011

$ millions		Canadian GAAP		IFRS adjustments	IFRS	Note
Interest income
Loans		$5,774		$1,874	$7,648	B.2- B.4, B.6, B.8, B10
Securities		1,490		(419)	1,071	B.2-B.4
Securities borrowed or purchased under resale agreements		283		-	283
Deposits with banks		48		-	48
		7,595		1,455	9,050
Interest expense
Deposits		1,994		(49)	1,945	B.2, B.3
Secured borrowings		-		938	938	B.2, B.3
Securities sold short		299		-	299
Securities lent or sold under repurchase agreements		243		(26)	217	B.2
Subordinated indebtedness		163		-	163
Capital Trust securities		106		-	106
Other		45		51	96	B.2, B.3, B.7
		2,850		914	3,764
Net interest income		4,745		541	5,286
Non-interest income
Underwriting and advisory fees		420		-	420
Deposit and payment fees		564		-	564
Credit fees		283		(1)	282	B.3
Card fees		88		369	457	B.3, B.9
Investment management and custodial fees		364		(57)	307	B.6
Mutual fund fees		639		-	639
Insurance fees, net of claims		234		-	234
Commissions on securities transactions		387		-	387
Trading income (loss)		(26	) (1)	83	57	B.2-B.4
AFS securities gains, net		169		(8)	161	B.2, B.4
FVO gains (losses), net		(130	) (1)	135	5	B.2-B.4
Income from securitized assets		763		(763)	-	B.2, B.3
Foreign exchange other than trading		160		(4)	156	B.3, B.4, B.6
Income from equity-accounted associates and joint ventures		29		73	102	B.6
Other		358		(175)	183	B.2, B.3, B.6
		4,302		(348)	3,954
Total revenue		9,047		193	9,240
Provision for credit losses		598		240	838	B.3, B.4, B.10
Non-interest expenses
Employee compensation and benefits		3,096		(98)	2,998	B.1, B.5, B.6
Occupancy costs		487		3	490	B.6, B.7
Computer, software and office equipment		739		(4)	735	B.6
Communications		221		(1)	220	B.6
Advertising and business development		153		(1)	152	B.6
Professional fees		122		(2)	120	B.6
Business and capital taxes		33		-	33
Other		585		233	818	B.3, B.6, B.9
		5,436		130	5,566
Income before income taxes		3,013		(177)	2,836
Income taxes		720		(5)	715
Net income		$2,293		$(172)	$2,121
Net income attributable to non-controlling interests		$8		$-	$8
Preferred shareholders		$139		$-	$139
Common shareholders		2,146		(172)	1,974
Net income attributable to equity shareholders		$2,285		$(172)	$2,113
Earnings per share (in dollars)	-Basic	$5.43			$4.99
	-Diluted	5.42			4.93
Dividends per common share (in dollars)		2.61			2.61
(1)

During the quarter, we reclassified gains and losses (both realized and unrealized) on certain trading securities and derivatives that are managed in conjunction with FVO financial instruments from trading income (loss) to FVO gains (losses), net in the consolidated statement of income. Prior period information has been reclassified accordingly.

CIBC Third Quarter 2012	65

$ millions, for the nine months ended July 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Net income	$2,293	$(172)	$2,121
Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(326)	1	(325)
Net gains (losses) on hedges of investments in foreign operations	105	-	105
	(221)	1	(220)
Net change in AFS securities
Net gains (losses) on AFS securities	95	88	183	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	(75)	(21)	(96)	B.4
	20	67	87
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(51)	(4)	(55)	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	24	-	24
	(27)	(4)	(31)
Total other comprehensive loss	(228)	64	(164)
Comprehensive income	$2,065	$(108)	$1,957
Comprehensive income attributable to non-controlling interests	$8	$-	$8
Preferred shareholders	$139	$-	$139
Common shareholders	1,918	(108)	1,810
Comprehensive income attributable to equity shareholders	$2,057	$(108)	$1,949

$ millions, for the nine months ended July 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$3	$-	$3
Net gains (losses) on hedges of investments in foreign operations	(24)	-	(24)
	(21)	-	(21)
Net change in AFS securities
Net gains (losses) on AFS securities	(12)	(60)	(72)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	26	20	46	B.4
	14	(40)	(26)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	19	1	20	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(7)	-	(7)
	12	1	13
	$5	$(39)	$(34)

66	CIBC Third Quarter 2012

(iii)	For the year ended October 31, 2011

$ millions		Canadian GAAP		IFRS adjustments	IFRS	Note
Interest income
Loans		$7,708		$2,476	$10,184	B.2-B.4, B.6, B.8, B.10
Securities		1,963		(542)	1,421	B.2-B.4
Securities borrowed or purchased under resale agreements		365		-	365
Deposits with banks		63		-	63
		10,099		1,934	12,033
Interest expense
Deposits		2,645		(75)	2,570	B.2, B.3
Secured borrowings		-		1,273	1,273	B.2, B.3
Securities sold short		388		-	388
Securities lent or sold under repurchase agreements		297		(33)	264	B.2
Subordinated indebtedness		215		-	215
Capital Trust securities		142		-	142
Other		62		57	119	B.2, B.3, B.7
		3,749		1,222	4,971
Net interest income		6,350		712	7,062
Non-interest income
Underwriting and advisory fees		514		-	514
Deposit and payment fees		756		-	756
Credit fees		381		(2)	379	B.3
Card fees		99		510	609	B.3, B.9
Investment management and custodial fees		486		(75)	411	B.6
Mutual fund fees		849		-	849
Insurance fees, net of claims		320		-	320
Commissions on securities transactions		496		-	496
Trading income		2	(1)	42	44	B.2-B.4
AFS securities gains, net		407		(10)	397	B.4
FVO losses, net		(210	) (1)	203	(7)	B.2-B.4
Income from securitized assets		1,063		(1,063)	-	B.2, B.3
Foreign exchange other than trading		237		(33)	204	B.3, B.4, B.6
Income from equity-accounted associates and joint ventures		27		84	111	B.6
Other		472		(182)	290	B.2, B.3, B.6
		5,899		(526)	5,373
Total revenue		12,249		186	12,435
Provision for credit losses		841		303	1,144	B.3, B.4, B.10
Non-interest expenses
Employee compensation and benefits		4,163		(111)	4,052	B.1, B.5, B.6
Occupancy costs		664		3	667	B.6, B.7
Computer, software and office equipment		994		(5)	989	B.6
Communications		297		(1)	296	B.6
Advertising and business development		214		(1)	213	B.6
Professional fees		179		(1)	178	B.6
Business and capital taxes		38		-	38
Other		801		252	1,053	B.3, B.6, B.9, B.11, B.12
		7,350		136	7,486
Income before income taxes		4,058		(253)	3,805
Income taxes		969		(42)	927
Net income		$3,089		$(211)	$2,878
Net income attributable to non-controlling interests		$10		$1	$11
Preferred shareholders		$177		$-	$177
Common shareholders		2,902		(212)	2,690
Net income attributable to equity shareholders		$3,079		$(212)	$2,867
Earnings per share (in dollars)	-Basic	$7.32			$6.79
	-Diluted	7.31			6.71
Dividends per common share (in dollars)		3.51			3.51
(1)

During the quarter, we reclassified gains and losses (both realized and unrealized) on certain trading securities and derivatives that are managed in conjunction with FVO financial instruments from trading income (loss) to FVO gains (losses), net in the consolidated statement of income. Prior period information has been reclassified accordingly.

CIBC Third Quarter 2012	67

$ millions, for the year ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Net income	$3,089	$(211)	$2,878
Other comprehensive income, net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(92)	(9)	(101)	A.3
Net (gains) losses on investments in foreign operations reclassified to net income	41	(41)	-	A.3
Net gains (losses) on hedges of investments in foreign operations	13	-	13
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(37)	37	-	A.3
	(75)	(13)	(88)
Net change in AFS securities
Net gains (losses) on AFS securities	110	72	182	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	(140)	(101)	(241)	B.4
	(30)	(29)	(59)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(37)	(3)	(40)	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	16	-	16
	(21)	(3)	(24)
Total other comprehensive loss	(126)	(45)	(171)
Comprehensive income	$2,963	$(256)	$2,707
Comprehensive income attributable to non-controlling interests	$10	$1	$11
Preferred shareholders	$177	$-	$177
Common shareholders	2,776	(257)	2,519
Comprehensive income attributable to equity shareholders	$2,953	$(257)	$2,696

$ millions, for the year ended October 31, 2011	Canadian GAAP	IFRS adjustments	IFRS	Note
Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(1)	$-	$(1)	A.3
Net gains (losses) on hedges of investments in foreign operations	(2)	-	(2)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	21	(21)	-	A.3
	18	(21)	(3)
Net change in AFS securities
Net gains (losses) on AFS securities	(29)	(53)	(82)	B.2, B.4
Net (gains) losses on AFS securities reclassified to net income	30	82	112	B.4
	1	29	30
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	13	1	14	B.5
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(4)	-	(4)
	9	1	10
	$28	$9	$37

68	CIBC Third Quarter 2012

A. Exemptions and exceptions from retrospective application of IFRS

Set forth below are the applicable IFRS 1 optional exemptions and mandatory exceptions from retrospective application of our IFRS accounting policies that have been applied in the preparation of the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information.

IFRS optional exemptions

1. Actuarial gains and losses for post-employment defined benefit plans – Retrospective application of the ‘corridor approach’ under IAS 19 “Employee Benefits” would require us to restate the accounting for our post-employment defined benefit plans, including unamortized actuarial gains and losses, from the inception or acquisition of the plans until the Transition Date as if IAS 19 had always been applied. However, IFRS 1 permits entities to instead recognize all unamortized actuarial gains and losses as at the Transition Date in opening retained earnings, except those related to subsidiaries that have applied IFRS in their own financial statements prior to their parent. We elected to apply this “fresh-start” election, which resulted in the recognition of $1,150 million of after-tax unamortized net actuarial losses on our defined benefit plans that existed under Canadian GAAP as at November 1, 2010 into retained earnings. This amount excludes the unamortized actuarial losses related to CIBC FirstCaribbean which adopted IFRS prior to CIBC. This transition adjustment, together with the other employee benefits IFRS adjustments (see Section B.1), resulted in a decrease in after-tax retained earnings of $1,080 million as at the Transition Date.

2. Business combinations – IFRS 3 “Business Combinations” requires a greater use of fair value measurement in the accounting for business combinations, including the measurement of non-controlling interests and contingent consideration. IFRS 3 also requires the use of the closing date, rather than the announcement date, to measure share consideration. In addition, transaction costs and certain restructuring costs that were included in the purchase price and in the allocation of the purchase price, respectively, under Canadian GAAP, are required to be expensed under IFRS. If IFRS 3 was applied retrospectively, these differences would impact prior purchase price allocations and the amount of goodwill and intangible assets recognized on the consolidated balance sheet. However, IFRS 1 provides the option to: (i) apply IFRS 3 prospectively from the Transition Date, or (ii) apply IFRS 3 prospectively from a date earlier than the Transition Date, provided that IFRS 3 is applied consistently to all business combinations occurring between that date and the Transition Date. We elected to apply IFRS 3 prospectively from the Transition Date, and therefore business combinations that occurred prior to the Transition Date have not been restated under IFRS. Accordingly, any goodwill arising on such business combinations has not been adjusted from the carrying amount previously determined under Canadian GAAP. Notwithstanding this exemption, we were required at the Transition Date to evaluate whether the assets acquired and liabilities assumed in pre-Transition Date business combinations met the recognition criteria in the relevant IFRS, and whether there were any assets acquired or liabilities assumed in these business combinations that were not recognized under Canadian GAAP but for which recognition was required under IFRS. The requirements of IFRS were then applied to the assets acquired and liabilities assumed from the date of acquisition to the Transition Date. We applied these requirements, which resulted in no change to the Transition Date carrying amount of goodwill recognized in respect of business combinations that occurred prior to the Transition Date. In addition, under the ‘business combinations’ exemption, we tested the carrying amount of goodwill and indefinite-lived intangible assets for impairment as at the Transition Date and determined that there was no impairment at that date; however, an impairment loss was recognized in the three months ended July 31, 2011 (see Section B.11 for further details).

3. Cumulative foreign currency translation differences – Retrospective application of IAS 21 “The Effects of Changes in Foreign Exchange Rates” would require us to determine cumulative foreign currency translation gains and losses on an IFRS-compliant basis from the date that a subsidiary or equity-accounted investee was formed or acquired. However, IFRS 1 permits entities to elect to recognize the cumulative foreign currency translation adjustments account included in AOCI for foreign operations with a different functional currency from that of the parent, including accumulated gains or losses on hedges of net investments in such foreign operations, in retained earnings as at the Transition Date. We elected to apply this “fresh-start” election, which resulted in an after-tax decrease in retained earnings of $575 million as at the Transition Date, with an offsetting increase in AOCI.

4. Borrowing costs – IAS 23 “Borrowing Costs” requires the capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. We define “substantial period of time” as greater than one year. However, IFRS 1 provides the option to apply IAS 23 prospectively from the Transition Date, rather than apply it retrospectively.

We elected to apply IAS 23 prospectively and therefore capitalize borrowing costs relating to qualifying assets for which the commencement date of the project is on or after the Transition Date.

CIBC Third Quarter 2012	69

5. Classification of previously recognized financial instruments – Under certain circumstances, IFRS 1 permits an entity to designate as at the Transition Date a previously recognized financial asset or financial liability as FVO, or a previously recognized financial asset as AFS.

We elected to designate previously recognized loans and receivables with a Canadian GAAP carrying amount of $350 million as FVO upon transition to IFRS, which resulted in an after-tax decrease in retained earnings of $58 million as at the Transition Date. See Section B.4 for further details.

IFRS mandatory exceptions

IFRS 1 prohibits the retrospective application of some requirements of IFRS. Set forth below are the applicable mandatory exceptions under IFRS 1 that have been applied in the preparation of the opening IFRS balance sheet and in the restatement of the 2011 comparative information.

6. Hedge accounting – In the opening IFRS consolidated balance sheet and in the restated 2011 comparative period, only those hedging relationships that satisfy the hedge accounting criteria in IAS 39 “Financial Instruments: Recognition and Measurement” are reflected. Hedging relationships have not been designated retrospectively and hedge documentation has not been created retrospectively. Since the hedge accounting relationships that were effective under Canadian GAAP also were effective under IAS 39 as at the Transition Date and in the restated 2011 comparative periods, they are reflected as effective hedges in the opening IFRS consolidated balance sheet and in the restated 2011 comparative periods. The opening IFRS consolidated balance sheet and restated 2011 comparative periods also reflect cash flow hedges relating to hedges of share-based payments that are recognized over the performance and vesting period under IFRS but which were expensed in the performance period prior to the grant date under Canadian GAAP (see Section B.5). The 2011 comparative periods also reflect fair value hedges designated with respect to certain securitized mortgages and related funding liabilities that are only recognized on the consolidated balance sheet under IFRS (see Section B.2).

7. Estimates – Our estimates in accordance with IFRS as at the Transition Date and in the restated 2011 comparative period are consistent with estimates made at those dates in accordance with Canadian GAAP, with adjustments made only to reflect any differences in accounting policies. Additional estimates made under IFRS, that were not required under Canadian GAAP, were based on the information and conditions that existed as at those dates. Hindsight was not used to create or revise estimates.

8. Application of the derecognition requirements in IAS 39 – This mandatory exception permits transfers of financial assets that occurred before the Transition Date to be exempted from the derecognition requirements of IAS 39; however, it also provides an entity with the ability to apply the requirements retrospectively to a date of the entity’s choosing. However, OSFI requires that all regulated financial institutions apply the derecognition requirements retrospectively to transfers that occurred on or after January 1, 2004, with all transfers that occurred before that date being ‘grandfathered’.

B. Differences in accounting policies

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Canadian GAAP accounting policies and the IFRS accounting policies applied in preparing the opening IFRS consolidated balance sheet and in the restatement of the 2011 comparative information, and the impact thereof.

1. Employee benefits

Actuarial gains and losses for post-employment defined benefit plans

Canadian GAAP – Net actuarial gains and losses for post-employment defined benefit plans were recognized based on a corridor approach. The corridor was 10% of the greater of the accrued benefit obligation and the market-related value of plan assets, as determined at the beginning of the annual reporting period. Actuarial gains and losses that exceeded the corridor were amortized on a straight-line basis over the expected average remaining service life of covered employees. The market-related value of plan assets was determined using a methodology where the difference between the actual and expected market value of plan assets was recognized over three years.

IFRS – An entity has an accounting policy choice to recognize actuarial gains and losses for post-employment defined benefit plans based on the corridor approach, similar to Canadian GAAP, or either in net income or in OCI in the period in which they arise. We have elected to recognize net actuarial gains and losses for such plans that arise after the Transition Date based on the corridor approach. The corridor is 10% of the greater of the defined benefit obligation and the fair value of plan assets, as determined at the beginning of the annual reporting period. The net unrecognized actuarial gains and losses that exceed the corridor are amortized on a straight-line basis over the expected average remaining service life of employees participating in the plan. Net unrecognized actuarial losses that existed at the Transition Date were recognized through opening retained earnings for all of our defined benefit plans, except for the portion related to CIBC FirstCaribbean which had previously adopted IFRS (see Section A.1). As a result of the “fresh-start” election, the actuarial gains and losses that were recognized in net income in the 2011 comparative period under Canadian

70	CIBC Third Quarter 2012

GAAP were reversed, except for the amortization of actuarial gains and losses related to CIBC FirstCaribbean.

Actuarial gains and losses for other long-term employee benefits

Canadian GAAP – Long-term disability plans and associated benefits were classified as post-employment defined benefit plans, and net actuarial gains and losses that exceeded 10% of the greater of the accrued benefit obligation and the market-related value of the plan assets were recognized on a straight-line basis over the expected average remaining service life of covered employees.

IFRS – Long-term disability plans and associated benefits are classified as other long-term employee benefits and net actuarial gains and losses for these benefits are recognized in net income in the period in which they arise. Actuarial gains and losses that arose in fiscal 2011 therefore were recognized in net income under IFRS, as compared to deferral and amortization using the corridor approach under Canadian GAAP.

Fair value of and expected return on plan assets

Canadian GAAP – The expected return on plan assets, which was recognized in net income, was based on our best estimate of the long-term expected rate of return on plan assets and the market-related value of plan assets at the beginning of the annual reporting period.

IFRS – The expected return on plan assets, which is recognized in net income, is based on our best estimate of the expected long-term rate of return on plan assets and the fair value of plan assets at the beginning of the annual reporting period.

Asset ceiling

Canadian GAAP – When plan assets exceeded the accrued benefit obligation of a funded defined benefit plan giving rise to a plan surplus, a valuation allowance was recognized for any excess of the surplus over the expected future economic benefit arising from the asset. The accrued benefit asset was presented net of the valuation allowance.

IFRS – Similar to Canadian GAAP, IAS 19 limits the recognition of a surplus to the expected future economic benefit arising from the asset (the ‘asset ceiling’). However, the IAS 19 methodology for calculating the expected future economic benefit differs from that under Canadian GAAP.

As a result of the more specific guidance in IAS 19, a lower valuation allowance was recognized for two pension plans as at the Transition Date, with a corresponding increase in retained earnings.

Past service costs (gains)

Canadian GAAP – Past service costs (gains) from plan amendments were amortized on a straight-line basis over the expected average remaining service period over which the employee became fully eligible for benefits.

IFRS – Past service costs (gains) from plan amendments are recognized in net income on a straight-line basis over the vesting period of the associated benefits, or, if the amended benefits vest immediately, the expense (gain) is recognized immediately in net income.

For unrecognized past service costs (gains) as at the Transition Date that related to vested benefits, an adjustment was recorded to recognize this amount with a corresponding adjustment in retained earnings.

For unrecognized past service costs (gains) as at the Transition Date that related to unvested benefits, an adjustment was recorded to decrease the unrecognized amount to the amount that would have existed as at the Transition Date had the IFRS policy always been applied. As a result of the adjustments at the Transition Date to unrecognized past service costs (gains), lower amortization of past service costs (gains) was recognized under IFRS in the 2011 comparative period, resulting in a decrease in net income.

Attribution of cost for other post-employment benefits

Canadian GAAP – The attribution period for post-employment medical and dental benefits that vest upon age and consecutive years of service was the employee’s service life from the date of hire up to the date of full eligibility.

IFRS – The attribution period for such post-employment medical and dental benefits that do not necessarily accrue with service (i.e., that vest upon age and consecutive years of service) is from the date that service first leads to benefits under the plan up to the date of full eligibility. When the date that service first leads to benefits under the plan is later than the date of hire, this results in recognition of the obligation at a later date under IFRS and recognition of the obligation and expense over a shorter period than under Canadian GAAP. The difference in attribution of other post-employment benefits resulted in a decrease in the defined benefit obligation as at the Transition Date, with a corresponding increase in retained earnings.

As a result of the differences noted above and our “fresh-start” election discussed in Section A.1, the net impact was an increase in our net defined benefit liability and an after-tax decrease in retained earnings of $1,080 million as at the Transition Date ($1,014 million as at July 31, 2011 and $1,006 million as at October 31, 2011). The increase in our net defined benefit liability as at the Transition Date was comprised of a decrease in Other assets of $936 million and an increase in Other liabilities of $144 million ($900 million decrease and $114 million increase as at July 31, 2011 and $873 million decrease and $133 million increase as at October 31, 2011).

Compensation and benefits expense, within non-interest expenses, was lower by $23 million for the three months ended July 31, 2011 ($16 million after-tax), $91

CIBC Third Quarter 2012	71

million for the nine months ended July 31, 2011 ($66 million after-tax) and $104 million for the year ended October 31, 2011 ($74 million after-tax).

2. Securitized residential mortgages

Canadian GAAP – Securitizations, including transfers of financial assets to qualified special purpose entities (QSPEs), were accounted for as sales when we surrendered control of the transferred financial assets and received consideration other than beneficial interests in the transferred financial assets. The amount of the gain or loss recognized depended on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. Government-guaranteed mortgage securitizations in which we retained all of the beneficial interests of the securitization were reclassified from Residential mortgage loans to MBS accounted for as FVO securities.

IFRS – Under IAS 39, the determination of whether a financial asset can be derecognized under a sale transaction is based on both the transfer of risks and rewards and control rather than just on whether the transferor has surrendered control. As a result, securitization transactions are more likely to be accounted for as secured borrowings than as sales. Additionally, a transferor is not permitted to reclassify financial instruments under government-guaranteed mortgage securitizations from loans to securities.

As discussed in Section A.8, we have applied the derecognition requirements of IAS 39 retrospectively to transfers that occurred on or after January 1, 2004. As at the Transition Date, this change in accounting for sold MBS and for MBS inventory resulted in an increase to consolidated assets, mainly to recognize residential mortgages, net of the elimination of the retained interest, and an increase to consolidated liabilities to recognize the associated funding liabilities in Secured borrowings in respect of MBS sold. In addition, under IFRS, the creation of MBS is not an accounting event and therefore MBS held in inventory that were previously designated at FVO under Canadian GAAP are recognized as Residential mortgage loans and are measured at amortized cost under IFRS.

The increase (decrease) on the consolidated balance sheet as a result of the accounting for securitized residential mortgages was as follows:

$ millions, as at	2011 Oct. 31	2011 Jul. 31	2010 Nov. 1
Securities	$(20,684)	$(18,143)	$(21,492)
Loans	50,249	47,315	48,854
Derivative instruments	(17)	(6)	(15)
Other assets	7	50	8
Total assets	$29,555	$29,216	$27,355
Deposits	$(1,259)	$(1,179)	$(1,098)
Secured borrowings	34,923	35,171	32,767
Obligation related to securities sold under repurchase agreements	(2,892)	(3,785)	(3,263)
Derivative instruments	(983)	(636)	(796)
Other liabilities	(42)	(161)	(90)
	29,747	29,410	27,520
Retained earnings	(164)	(166)	(131)
Accumulated other comprehensive income	(28)	(28)	(34)
Total liabilities and shareholders’ equity	$29,555	$29,216	$27,355

As a result of the on-balance sheet accounting for residential mortgage pools underlying transferred MBS, we recognize interest income from residential mortgages and interest expense relating to the funding liabilities (secured borrowings), with a resulting net increase in net interest income. In addition, interest on the residential mortgages underlying the MBS inventory is classified in mortgage interest revenue instead of security interest revenue. The recognition of net interest income on the residential mortgages and funding liabilities are net of the amortization of the related origination costs and other amortized cost adjustments in accordance with the effective interest rate method.

Furthermore, the accounting for the following items previously recognized under Canadian GAAP is eliminated:

•	Securitization income within non-interest income that arose from: (i) the gain on sale from new transfers; and (ii) interest accretion and service revenue.
•	MTM of seller swaps relating to sold MBS and the MTM of the MBS inventory recognized in FVO income within non-interest income.

72	CIBC Third Quarter 2012

The increase (decrease) in the consolidated statement of income as a result of the accounting for securitized residential mortgages was as follows:

	For the three months ended	For the nine months ended	For the year ended

$ millions	2011 Jul. 31	2011 Jul. 31	2011 Oct. 31
Interest income	$316	$933	$1,242
Interest expense	279	822	1,102
Net interest income	37	111	140
Non-interest income	(27)	(158)	(185)
Total revenue	10	(47)	(45)
Non-interest expenses	—	—	—
Net income (loss) before income taxes	10	(47)	(45)
Income taxes	3	(12)	(12)
Net income (loss)	$7	$(35)	$(33)

3. Consolidation

Canadian GAAP – We determined whether we should consolidate an entity using one of two different frameworks: the voting interest model or, when the entity was a variable interest entity (VIE), the VIE model. If an entity was not a VIE, the analysis of consolidation was based on whether we had control over the entity, being the continuing power to govern the financial and operating policies of the entity so as to obtain benefits from its activities and be exposed to related risks. Control was presumed to exist when we owned, directly or indirectly through subsidiaries, greater than 50% of the voting interests.

Under the VIE model, consolidation was based on an analysis of whether we were the primary beneficiary. The primary beneficiary was the enterprise that absorbed a majority of the VIE’s expected losses or received a majority of the VIE’s expected residual returns, or both. QSPEs were excluded from the scope of the VIE and were exempted from consolidation under the voting interest model.

IFRS – Under IFRS, the requirements for consolidation are based on control under the voting interest model as set out in IAS 27 “Consolidated and Separate Financial Statements”. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Control is presumed to exist when we own, directly or indirectly through subsidiaries, greater than 50% of an entity’s voting interests, but also exists when we own 50% or less of the voting interests but have legal or contractual rights that give rise to control, or de facto control.

IFRS does not have the concept of a VIE. However, IFRS has the concept of a SPE, which is an entity created to accomplish a narrow and well-defined objective. As many of the traditional indicators of control, as set out in IAS 27, are not present in a SPE, additional guidance is provided in SIC-12 “Consolidation – Special Purpose Entities” and the

SPE is consolidated when the criteria in SIC-12 are met. Those criteria require that the SPE be consolidated when we have control in the form of decision-making powers over the SPE and have the rights to obtain the majority of the benefits of the SPE or are exposed to the majority of the residual or ownership risks related to the SPE.

Based on the SIC-12 criteria, we consolidated Capital Trust, which resulted in the derecognition of the senior deposit notes issued to Capital Trust, reported as Business and government deposits, and the recognition of the Capital Trust securities issued by Capital Trust as a liability, with no impact to retained earnings. Additionally, we deconsolidated certain other SPEs where the criteria of SIC-12 were not met.

Since IFRS does not have the concept of a QSPE, entities that are considered to be SPEs under IFRS are analyzed for consolidation under SIC-12. Under the SIC-12 criteria, entities that previously were QSPEs under Canadian GAAP are consolidated under IFRS, including Cards II Trust and Broadway Trust, which purchase interests in credit card receivables, and Crisp Trust, which purchases interests in residential mortgages (collectively, the Trusts).

As at the Transition Date, the impact of the consolidation of additional entities resulted in an increase in consolidated assets of $3.8 billion ($4.2 billion as at July 31, 2011 and $4.1 billion as at October 31, 2011) and an increase in consolidated liabilities of $3.9 billion ($4.3 billion as at July 31, 2011 and $4.3 billion as at October 31, 2011), mainly associated with the commercial paper funding liabilities in Secured borrowings, and an after-tax decrease in retained earnings of $128 million ($132 million as at July 31, 2011 and $136 million as at October 31, 2011), and an $8 million after-tax decrease in AOCI ($5 million as at July 31, 2011 and $7 million as at October 31, 2011).

The impact of deconsolidation of SPEs was a decrease in consolidated assets and liabilities of $819 million as at the Transition Date (nil as at July 31, 2011 and nil as at October 31, 2011).

CIBC Third Quarter 2012	73

The cumulative increase (decrease) on the consolidated balance sheet as a result of the changes in consolidation accounting was as follows:

$ millions, as at	2011 Oct. 31	2011 Jul. 31	2010 Nov. 1
Cash and non-interest bearing deposits with banks	$1	$-	$-
Interest-bearing deposits with banks	227	28	99
Securities	(265)	(272)	(1,319)
Loans	4,169	4,341	4,258
Derivative instruments	28	25	33
Customers’ liability under acceptances	(69)	-	(51)
Other assets	35	30	(48)
Total assets	$4,126	$4,152	$2,972
Deposits	$(7)	$(7)	$(650)
Secured borrowings	4,444	4,498	4,342
Derivative instruments	(32)	(40)	(330)
Acceptances	(69)	-	(51)
Other liabilities	(67)	(162)	(203)
	4,269	4,289	3,108
Retained earnings	(136)	(132)	(128)
Accumulated other comprehensive income	(7)	(5)	(8)
Total liabilities and shareholders’ equity	$4,126	4,152	$2,972

Under IFRS, we recognize interest income on credit card receivables and residential mortgages held in the Trusts and interest expense on the funding liabilities issued by the Trusts. We also recognize fees on the credit card accounts held in the Trusts as part of non-interest income, and we recognize the write-off of delinquent accounts as part of the provision for credit losses. This presentation differs from Canadian GAAP, under which we recognized these items in aggregate in securitization income within non-interest income. The impact on net income in 2011 is primarily due to changes in the collective allowance under IFRS (previously referred to as the general allowance under Canadian GAAP) on credit card receivables recognized on the consolidated balance sheet only under IFRS, which are included in the provision for credit losses.

The cumulative increase (decrease) in the consolidated statement of income from the differences in presentation was as follows:

	For the three months ended	For the nine months ended	For the year ended

$ millions	2011 Jul. 31	2011 Jul. 31	2011 Oct. 31
Interest income	$184	$506	$684
Interest expense	42	96	125
Net interest income	142	410	559
Non-interest income	(66)	(204)	(296)
Total revenue	76	206	263
Provision for credit losses	103	200	253
Non-interest expenses	1	17	22
Net loss before income taxes	(28)	(11)	(12)
Income taxes	(9)	(7)	(4)
Net loss	$(19)	$(4)	$(8)

4. Financial instruments: recognition and measurement

Measurement of private AFS equity instruments

Canadian GAAP – AFS equity instruments that do not have a quoted market price in an active market (e.g. investments in private companies) were measured at cost less accumulated impairment losses.

IFRS – Under IAS 39, AFS financial assets that do not have a quoted market price in an active market are measured at fair value, unless fair value cannot be reliably measured.

A $328 million adjustment was made to increase the carrying amount of AFS equity instruments to fair value as at the Transition Date ($422 million as at July 31, 2011 and $257 million as at October 31, 2011), with a corresponding after-tax increase of $201 million in AOCI ($257 million as at July 31, 2011 and $160 million as at October 31, 2011).

74	CIBC Third Quarter 2012

Foreign exchange gains and losses on AFS debt instruments

Canadian GAAP – Foreign exchange gains and losses attributable to AFS debt instruments were recognized in OCI.

IFRS – Foreign exchange gains and losses attributable to AFS debt instruments are recognized in net income under IAS 39. This difference resulted in a transfer of the related after-tax foreign exchange gains on these assets of $5 million from AOCI to retained earnings as at the Transition Date ($5 million as at July 31, 2011 and $5 million as at October 31, 2011).

Foreign exchange losses of $7 million and nil on these assets were recognized in net income rather than in OCI for the three months and nine months ended July 31, 2011, respectively ($7 million and nil after-tax), and nil for the year ended October 31, 2011.

Impairment of AFS equity instruments

Canadian GAAP – We hold AFS equity investments that are subject to impairment assessments subsequent to initial recognition. Expected future recovery was a consideration in our assessment of an “other-than-temporary” impairment in the context of whether the decline in fair value of the investment was “significant or prolonged”. In addition, when an investment was determined to be impaired and its carrying amount was written down to its fair value, it became its new cost base and measurement basis for subsequent impairment assessments.

We also hold certain investment-grade perpetual preferred shares that were classified as AFS equity instruments, for which the impairment assessment was conducted under a debt impairment model in accordance with the Securities and Exchange Commission (SEC) guidance for perpetual preferred shares that are investment-grade. We did not recognize any impairment on our perpetual preferred shares.

IFRS – IAS 39 does not permit consideration of expected future recovery for the purpose of assessing impairment for AFS equity investments in the context of determining whether a decline in fair value is significant or prolonged. In addition, IAS 39 requires that, once an AFS equity instrument is impaired, any future decline in its fair value is recognized in net income. This resulted in incremental impairment charges of $14 million in retained earnings and an after-tax increase of $10 million in AOCI as at the Transition Date ($12 million and $10 million respectively as at July 31, 2011 and $17 million and $12 million respectively as at October 31, 2011).

Due to the incremental impairment losses recognized under IFRS as at the Transition Date, the carrying amount of certain AFS equity instruments under IFRS was lower than the carrying amount under Canadian GAAP. As a result, when certain AFS equity investments were sold in 2011, a higher gain on sale was recognized under IFRS. In addition, for certain investments for which the fair value decreased further subsequent to the Transition Date, the impairment recognized under IFRS was lower than that recognized under Canadian GAAP. Also, due to differences in impairment testing, impairment losses were recognized under IFRS for certain investments where no such impairment losses were recognized under Canadian GAAP.

In the three months and nine months ended July 31, 2011, the impact of the above resulted in an increase in pre-tax income of nil and $3 million, respectively, under IFRS (nil and $3 million after-tax), and resulted in a decrease in pre-tax income of $4 million ($3 million after-tax) for the year ended October 31, 2011.

Also, an entity has an accounting policy choice under IFRS to use either the equity or debt impairment model for assessing impairment for investment-grade perpetual preferred shares classified as AFS. Once a policy choice is made, it should be followed consistently for all such investment-grade perpetual preferred shares. We elected to follow the equity impairment model for these shares. By applying the equity impairment model retrospectively, the “significant or prolonged” threshold was breached for certain AFS investment-grade perpetual preferred shares prior to the Transition Date, which resulted in an after-tax impairment charge of $36 million under IFRS that was recognized as a decrease in retained earnings as at the Transition Date, with a corresponding increase in AOCI ($36 million as at July 31, 2011 and $36 million as at October 31, 2011).

Reclassification of financial instruments

Canadian GAAP – Prior to the amendments to Canadian Institute of Chartered Accountants (CICA) handbook section 3855 issued in July 2009, Canadian GAAP required all loans to be measured at amortized cost and explicitly precluded loans from being measured at fair value through profit or loss unless the loans were designated as FVO. As a result, we had classified certain leveraged loans that were originated prior to 2009 as loans and receivables measured at amortized cost, even though we had the near-term intention to sell them at initial recognition.

IFRS – Under IAS 39, loans that an entity has an intention to sell in the near term at initial recognition are required to be classified as held-for-trading and measured at fair value through profit or loss. In addition, IAS 39 was amended in 2008 to allow reclassification of financial assets that were classified as trading into loans and receivables if certain criteria were met or, under “rare circumstances”, into AFS.

As a result of applying IAS 39 retrospectively to the leveraged loans and applying the reclassification provisions in IAS 39, the leveraged loans continue to be classified as loans and receivables under IFRS. However, a transitional adjustment was required in respect of the period from initial recognition to July 1, 2008 when the loans would have been classified as trading under IFRS but were classified as loans and receivables and measured at

CIBC Third Quarter 2012	75

amortized cost under Canadian GAAP. This adjustment, including the accretion that would have occurred prior to the Transition Date, resulted in a reduction of $38 million to the carrying amount of these loans with an after-tax decrease in retained earnings of $27 million as at the Transition Date ($17 million and $11 million respectively as at July 31, 2011 and $17 million and $11 million respectively as at October 31, 2011).

This adjustment also resulted in an increase in pre-tax income of $1 million and $21 million ($1 million and $16 million after-tax) for the three months and nine months ended July 31, 2011, respectively, and an increase in pre-tax income of $21 million ($16 million after-tax) for the year ended October 31, 2011.

Furthermore, as discussed in Section A.5, in applying the IFRS 1 requirements and optional exemptions for previously recognized financial instruments, entities are required to apply the IAS 39 criteria for financial instruments classification in preparing the opening IFRS consolidated balance sheet. As a result, we reclassified certain financial instruments as at the Transition Date as follows:

Canadian GAAP		IFRS

Classification	Carrying value as at October 31, 2010	Classification	Carrying value as at November 1, 2010	After-tax retained earnings decrease as at November 1, 2010
FVO loans at fair value	$11	Trading loans at fair value	$11	$-
FVO loans at fair value	9	Loans and receivables at amortized cost	9	-
Loans and receivables at amortized cost	350	FVO securities at fair value	270	58
AFS securities at fair value	8	Loans and receivables at amortized cost	8	-
Trading securities at fair value	1	AFS securities at fair value	1	-

The above reclassifications increased pre-tax income by $4 million and $30 million ($3 million and $22 million after-tax) for the three months and nine months ended July 31, 2011, respectively, and decreased pre-tax income by $5 million ($3 million after-tax) for the year ended October 31, 2011.

5. Share-based payments

Period of recognition of expense

Canadian GAAP – The estimated grant-date fair value of share-based awards was recognized in their entirety in the year preceding the grant date if the award was for performance during that year.

IFRS – Under IFRS 2 “Share-based Payment”, for awards for which the service commencement date precedes the grant-date (e.g. the award includes a performance year preceding the grant-date), the grant date fair value is recognized over the period from the service commencement date (i.e. the beginning of the performance year preceding the grant-date) to the earlier of the vesting date and the employee’s retirement eligible date. For such awards, the compensation expense is recognized over a longer period under IFRS. Retention awards are recognized over the vesting period, consistent with the treatment under Canadian GAAP.

Forfeitures

Canadian GAAP – Forfeitures of awards due to the failure to satisfy service or non-market vesting conditions were recognized as incurred.

IFRS – The impact of forfeitures due to the failure to satisfy service or non-market vesting conditions is estimated initially at the grant date of the award (or at the service commencement date if earlier), and the forfeiture estimate is adjusted if subsequent information indicates that actual forfeitures are likely to differ from the initial estimate. As a result, the carrying amount of the liability for cash-settled awards is lower under IFRS as it reflects an estimate of forfeitures as at the reporting date.

As a result of the differences noted above, the net impact was a pre-tax decrease of $150 million in Other liabilities, with an offsetting after-tax increase of $103 million and $2 million in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of $2 million as at the Transition Date.

The net impact as at July 31, 2011 was a pre-tax decrease of $120 million in Other liabilities, an after-tax increase of $84 million and nil in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of $2 million.

The net impact as at October 31, 2011 was a pre-tax decrease of $102 million in Other liabilities, an after-tax increase of $75 million and nil in retained earnings and AOCI, respectively, and an after-tax increase in Contributed surplus of $3 million.

76	CIBC Third Quarter 2012

Share-based payment expense increased by $13 million ($9 million after-tax) for the three months ended July 31, 2011, increased by $26 million ($19 million after-tax) for the nine months ended July 31, 2011, and increased by $37 million ($28 million after-tax) for the year ended October 31, 2011.

6. Joint venture accounting

Canadian GAAP – Interests in jointly-controlled entities were proportionately consolidated. Additionally, previous versions of Canadian GAAP required the amortization of goodwill including that recognized under joint venture agreements.

IFRS – Under IAS 31 “Interests in Joint Ventures”, interests in jointly-controlled entities may be accounted for using either proportionate consolidation or the equity method of accounting. We elected to apply the equity method for our jointly-controlled investments. The transition to the equity method resulted in a decrease in consolidated assets and liabilities of $2.2 billion ($2.4 billion as at July 31, 2011 and $2.5 billion as at October 31, 2011). In addition, due to our transition to the equity method under IFRS, amortization of goodwill previously recognized under proportionate consolidation was reversed, resulting in an after-tax increase of $6 million in retained earnings as at the Transition Date.

The increase (decrease) on the consolidated balance sheet as a result of the equity accounting for joint ventures was as follows:

$ millions, as at	2011 Oct. 31	2011 Jul. 31	2010 Nov. 1
Interest-bearing deposits with banks	$(1,008)	$(809)	$(956)
Securities	(1,276)	(1,318)	(1,061)
Securities purchased under resale agreements	(362)	(358)	(219)
Loans	(202)	(212)	(61)
Customers’ liability under acceptances	162	45	-
Land, buildings and equipment	(2)	(3)	(4)
Goodwill	(5)	(5)	(6)
Software and other intangible assets	(21)	(23)	(30)
Investments in equity-accounted associates and joint ventures	266	273	197
Other assets	(27)	(31)	(29)
Total assets	$(2,475)	$(2,441)	$(2,169)
Deposits	$(2,696)	$(2,464)	$(2,161)
Acceptances	162	45	-
Other liabilities	53	(28)	(14)
	(2,481)	(2,447)	(2,175)
Retained earnings	6	6	6
Total liabilities and shareholders’ equity	$(2,475)	$(2,441)	$(2,169)

Application of the equity method of accounting for joint ventures had no impact on consolidated net income. However, the increase (decrease) in the consolidated statement of income as a result of the difference in presentation was as follows:

	For the three months ended	For the nine months ended	For the year ended

$ millions	2011 Jul. 31	2011 Jul. 31	2011 Oct. 31
Interest income	$(10)	$(29)	$(39)
Interest expense	-	-	1
Net interest income	(10)	(29)	(40)
Income in equity-accounted associates and joint ventures	13	73	84
Other non-interest income	(31)	(136)	(167)
Total revenue	(28)	(92)	(123)
Provision for credit losses	-	-	-
Non-interest expenses	(23)	(70)	(96)
Net loss before income taxes	(5)	(22)	(27)
Income taxes	(5)	(22)	(27)
Net income	$-	$-	$-

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7. Finance leases

Canadian GAAP – Under Canadian GAAP, we were deemed to be the owner of land and building for a certain property, as well as the holder of the associated debt. We initially recognized the land and building at cost and recognized the initial carrying amount of the debt at the same amount as the land and building. In addition, as deemed owner, we depreciated the building over a period of 40 years, and no depreciation was recognized in respect of the land.

IFRS – Under IAS 17 “Leases”, we recognized an asset and a liability underlying a finance lease for the above noted property. The land and building and the corresponding liability are measured at the present value of the minimum lease payments, which is lower than the carrying amount of the land and building. This is because both the land and building are depreciated over the 30 year term of the lease. This resulted in an after-tax decrease in retained earnings of $17 million as at the Transition Date ($18 million as at July 31, 2011 and $19 million as at October 31, 2011), reflecting higher cumulative depreciation expense under IFRS, which was partially offset by lower cumulative interest expense under IFRS.

For the three months ended July 31, 2011, a $1 million decrease in pre-tax income was recognized (nil after-tax), which was comprised of additional depreciation expense of $2 million and a $1 million decrease in interest expense.

For the nine months ended July 31, 2011, a $3 million decrease in pre-tax income was recognized ($1 million after-tax), which was comprised of additional depreciation expense of $6 million and a $3 million decrease in interest expense.

For the year ended October 31, 2011, a $4 million decrease in pre-tax income was recognized ($2 million after-tax), which was comprised of additional depreciation expense of $8 million and a $4 million decrease in interest expense.

8. Leveraged leases

Canadian GAAP – Under Canadian GAAP, a change in the estimated timing of cash flows relating to income taxes resulted in a recalculation of the timing of income recognition from leveraged leases in accordance with EIC-46 “Leveraged Leases”.

IFRS – Our investments in leveraged leases are classified as loans and are measured at amortized cost using the effective interest method. Income is measured on a constant yield basis using the effective interest rate determined at the inception of the lease.

This resulted in an increase in Business and government loans of $37 million along with an after-tax increase in retained earnings of $20 million as at the Transition Date ($27 million increase and after-tax increase of $16 million, respectively, as at July 31, 2011, and $24 million increase and after-tax increase of $13 million, respectively, as at October 31, 2011).

Interest income and pre-tax income were reduced by $4 million ($2 million after-tax) for the three months ended July 31, 2011, $8 million ($4 million after-tax) for the nine months ended July 31, 2011, and $12 million ($7 million after-tax) for the year ended October 31, 2011.

9. Customer loyalty awards

Canadian GAAP – At the time customer loyalty awards under self-managed credit card reward programs were granted, the expected cost to fulfill award obligations were recognized as a liability and a reduction in related revenue. When the customer redeemed the award, the liability was reduced by the actual cost of the award.

For some of our credit cards, we provide our customers with loyalty awards at the time that they activate a new card. The cost of these awards was deferred and amortized.

IFRS – At the time that customer loyalty awards are granted under self-managed credit card reward programs, the estimated fair value of the awards expected to be redeemed is recognized as deferred revenue within Other liabilities. When we have satisfied our obligation related to the awards, the deferred revenue is recognized as revenue in net income, while the cost of our obligation is recognized as an expense, which has the impact of grossing up our revenue and expenses relative to Canadian GAAP.

Loyalty awards granted at the time customers activate a new card are expensed under IFRS rather than being deferred and amortized.

The differences relating to loyalty awards resulted in an after-tax decrease in retained earnings of $6 million as at the Transition Date ($6 million as at July 31, 2011 and $6 million as at October 31, 2011).

For the three months ended July 31, 2011, revenues and expenses increased by $10 million and $11 million, respectively ($40 million and $40 million, respectively, for the nine months ended July 31, 2011 and $54 million and $54 million, respectively, for the year ended October 31, 2011).

10. Loan loss accounting

Canadian GAAP – An impaired loan was measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. The unwinding of the time value of money (discounting of future cash flows) could be recognized as either a credit to the provision or as interest income. We recognized the unwinding of the time value of money as a credit to the provision.

In addition, allowances for credit losses were classified as either specific allowances or general allowances. Specific allowances were recognized when impairment had been identified for loans that were either assessed individually or

78	CIBC Third Quarter 2012

assessed collectively. General allowances were established for groups of loans where impairment was inherent but not specifically identified.

IFRS – Under IAS 39, an impaired loan is also measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s effective interest rate. However, under IFRS, the unwinding of the time value of money is recognized as interest income. This difference did not impact the opening IFRS consolidated balance sheet. For the three months ended July 31, 2011, $11 million of the unwinding of time value of money was reclassified from Provision for credit losses to Interest income ($38 million for the nine months ended July 31, 2011 and $48 million for the year ended October 31, 2011).

In addition, under IFRS, allowances for credit losses are classified as either individual allowances or collective allowances. For loans that are considered individually significant, the assessment of impairment is performed on an account-by-account basis and the resulting allowances, if any, are classified as individual allowances. Impairment is collectively assessed in two circumstances:

•	For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis; and
•	For groups of loans where each loan is considered to be not individually significant.

The difference in classification did not result in a transitional adjustment as at the Transition Date or in the 2011 comparative period. However, the Canadian GAAP category of general allowance for all loans has been re-characterized as collective allowance under IFRS, and the specific allowance for collectively assessed loans also has been re-characterized as collective allowance under IFRS. The specific allowance for individually assessed loans has been re-characterized as individual allowance. The increase in the allowance under IFRS is a result of the consolidation of certain securitization transactions (see Sections B.2 and B.3).

11. Impairment of goodwill and other intangible assets

Canadian GAAP – For the purpose of impairment testing, goodwill was allocated to reporting units which were defined as an operating segment or one level below an operating segment.

The impairment test for goodwill was based on a comparison of the carrying value of the reporting unit, including the allocated goodwill, with its fair value. When the carrying value of a reporting unit exceeded its fair value, any impairment of goodwill was measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill was the excess of the fair value of the reporting unit over the fair value of the net tangible and other intangible assets of the reporting unit.

The impairment test for other intangible assets was based on comparison of the carrying value of the intangible asset with its fair value. An impairment loss was recognized in net income for the excess of the carrying value of the intangible asset over its fair value.

IFRS – As discussed in Section A.2, the carrying value of goodwill arising on business combinations occurring before the Transition Date has not been adjusted.

Under IAS 36 “Impairment of Assets”, goodwill is allocated to cash-generating units (CGUs) or groups of CGUs that are expected to benefit from the synergies of the business combination. CGUs are defined as the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups thereof. The allocation of goodwill to CGUs or groups of CGUs under IFRS is broadly similar to the allocation of goodwill to reporting units under Canadian GAAP.

The impairment test for goodwill is based on a comparison of the carrying value of the CGU or groups of CGUs, including the allocated goodwill, with the recoverable amount of the CGU or groups of CGUs. The recoverable amount is the greater of fair value less cost to sell and value in use.

Value in use is the present value of the future cash flows expected to be derived from the CGU or groups of CGUs. The impairment loss is calculated as the excess of the carrying value over the recoverable amount.

The impairment test for other intangible assets is also based on a comparison of the carrying value with the recoverable amount related to that asset. If the recoverable amount is lower than the carrying value, the excess of the carrying value over the recoverable amount is recognized as an impairment loss.

Under IFRS 1, the carrying value of indefinite-lived intangible assets and goodwill were tested for impairment as at the Transition Date (see Section A.2), and no impairment loss was recognized.

In addition, the carrying value of CGUs to which goodwill has been allocated and other indefinite-lived intangible assets is required to be tested for impairment annually, or at each reporting date when there is an indication of a possible impairment. The carrying value of goodwill arising on the acquisition of CIBC FirstCaribbean was allocated to the CIBC FirstCaribbean CGU under IFRS, which is consistent with the allocation of goodwill to the CIBC FirstCaribbean reporting unit under Canadian GAAP. In the three months ended July 31, 2011, impairment testing was performed under both Canadian GAAP and IFRS. Under Canadian GAAP, the implied fair value of CIBC FirstCaribbean’s goodwill was greater than its carrying value and no impairment loss was recognized.

Under IFRS, the estimated recoverable amount of the CIBC FirstCaribbean CGU was determined to be lower than

CIBC Third Quarter 2012	79

the carrying value, and as a result an impairment loss of $203 million was recognized in the three months ended July 31, 2011.

The estimated recoverable amount of the CIBC FirstCaribbean CGU was based on its value in use, which was estimated using an internally developed discounted future cash flow valuation model taking into account entity specific cash flows (see Note 13 of our 2012 second quarter interim consolidated financial statements for further information). This test is similar to the step 1 fair value test under Canadian GAAP.

12. Reimbursement

Canadian GAAP – Reimbursements by another party in respect of accrued contingent losses were recognized when the reimbursement was “probable”.

IFRS – Reimbursements by another party in respect of accrued contingent losses are recognized when it is “virtually certain” that the reimbursement will be received, which is a higher recognition threshold than probable under Canadian GAAP. As a result of the higher recognition threshold under IFRS, a reimbursement related to an indemnification that was recognized under Canadian GAAP was reversed under IFRS, resulting in a decrease in pre-tax income of nil for the three months and nine months ended July 31, 2011 and $11 million ($6 million after-tax) for the year ended October 31, 2011.

13. Earnings per share

Canadian GAAP – Preferred shares that may be settled in cash or that are convertible into equity did not impact diluted EPS to the extent that there was a past practice of cash settlement. As a result, our Series 26, 27 and 29 Class A Preferred Shares that were redeemable for cash or were convertible to common shares at the option of CIBC (the Convertible Preferred Shares) through to August 17, 2011 had no dilution impact in calculating diluted EPS.

IFRS – Under IFRS, if preferred shares can be converted into common shares, they are included in the calculation of diluted EPS regardless of whether there is a past practice of conversion to common shares. As a result, the Convertible Preferred Shares are included in the calculation of diluted EPS for the period through to August 17, 2011, at which time we renounced our rights to convert the Convertible Preferred Shares into CIBC common shares except when required to do so by OSFI pursuant to a “Trigger Event” as described in the August 2011 non-viable contingent capital Advisory issued by OSFI. The inclusion of the Convertible Preferred Shares increased the weighted-average number of common shares outstanding in the diluted EPS calculation by 12,145 thousand for the three months ended

July 31, 2011 (11,953 thousand for the nine months ended July 31, 2011 and 9,609 thousand for the year ended October 31, 2011).

C. Other presentation reclassifications

1. Non-controlling interests

Under Canadian GAAP, minority interests in subsidiaries are classified outside of shareholders’ equity. Under IFRS, minority interests are referred to as non-controlling interests, and non-controlling interests are classified as equity, and are presented separately within total equity. As a result, $168 million of non-controlling interests were reclassified to total equity as at the Transition Date ($156 million as at July 31, 2011 and $164 million as at October 31, 2011), with no impact on consolidated net assets.

2. Precious metals

Under Canadian GAAP, we included precious metals in the balance sheet under Cash and non-interest-bearing deposits with banks, whereas under IFRS, we include precious metals in Other assets. As a result, $373 million of precious metals were reclassified from Cash and non-interest-bearing deposits with banks to Other assets as at the Transition Date ($212 million as at July 31, 2011 and $374 million as at October 31, 2011).

3. Covered bond liabilities

Under Canadian GAAP, we included covered bond liabilities in the consolidated balance sheet under Business and government deposits, whereas under IFRS, we include the covered bond liabilities in Secured borrowings. As a result, $6.4 billion of covered bond liabilities were reclassified from Business and government deposits to Secured borrowings as at the Transition Date ($9.7 billion as at July 31, 2011 and $11.9 billion as at October 31, 2011).

4. Consolidated statement of cash flows

In conjunction with the transition to IFRS, we have reclassified certain items within the consolidated statement of cash flows.

Under IFRS, items classified within cash flows provided by (used in) financing activities are primarily for transactions related to our common and preferred shares and subordinated indebtedness. Items classified within cash flows provided by (used in) investing activities relate to cash flows for the acquisition or disposal of assets that support treasury management activities or are of a strategic or longer-term nature. All other items are presented as cash flows provided by (used in) operating activities.

The principles of classification followed under IFRS resulted in the following changes in classification from that under Canadian GAAP:

80	CIBC Third Quarter 2012

Classification under

	Canadian GAAP	IFRS
Deposits, net of withdrawals	Financing activities	Operating activities
Obligations related to securities sold short	Financing activities	Operating activities
Obligations related to securities sold under repurchase agreements	Financing activities	Operating activities
Cash collateral on securities lent	Financing activities	Operating activities
Interest-bearing deposits with banks	Investing activities	Operating activities
Loans, net of repayments	Investing activities	Operating activities
Cash collateral on securities borrowed	Investing activities	Operating activities
Securities purchased under resale agreements	Investing activities	Operating activities

The changes in presentation, along with the impact of adjustments related to the transition to IFRS, resulted in adjustments to the consolidated statement of cash flows, as discussed below.

Three months ended July 31, 2011

For the three months ended July 31, 2011, the net increase in Cash and non-interest-bearing deposits with banks was $0.1 billion under Canadian GAAP, as compared to a net increase of $0.1 billion under IFRS, for a difference of nil.

Cash flows from operating activities decreased by $8.0 billion, from a net inflow of $5.1 billion under Canadian GAAP to a net outflow of $2.9 billion under IFRS.

Cash flows from financing activities increased by $22.6 billion, from a net outflow of $22.8 billion under Canadian GAAP to a net outflow of $0.2 billion under IFRS.

Cash flows from investing activities decreased by $14.6 billion, from a net inflow of $17.8 billion under Canadian GAAP to a net inflow of $3.2 billion under IFRS.

Nine months ended July 31, 2011

For the nine months ended July 31, 2011, the net change in Cash and non-interest bearing deposits with banks was nil under Canadian GAAP, as compared to a net increase of

$0.2 billion under IFRS, a difference of $0.2 billion.

Cash flows from operating activities decreased by $3.7 billion, from a net inflow of $1.0 billion under Canadian GAAP to a net outflow of $2.7 billion under IFRS.

Cash flows from financing activities decreased by $11.8 billion, from a net inflow of $11.2 billion under Canadian GAAP to a net outflow of $0.6 billion under IFRS.

Cash flows from investing activities increased by $15.7 billion, from a net outflow of $12.2 billion under Canadian GAAP to a net inflow of $3.5 billion under IFRS.

Year ended October 31, 2011

For the year ended October 31, 2011, the net decrease in Cash and non-interest bearing deposits with banks was $0.3 billion under both Canadian GAAP and IFRS.

Cash flows from operating activities increased by $6.2 billion, from a net outflow of $1.4 billion under Canadian GAAP to a net inflow of $4.8 billion under IFRS.

Cash flows from financing activities increased by $1.0 billion, from a net outflow of $2.3 billion under Canadian GAAP to a net outflow of $1.3 billion under IFRS.

Cash flows from investing activities decreased by $7.2 billion, from a net inflow of $3.4 billion under Canadian GAAP to a net outflow of $3.8 billion under IFRS.

CIBC Third Quarter 2012	81

D. Reconciliation of equity from Canadian GAAP to IFRS

$ millions, as at November 1, 2010	Retained earnings	AOCI	Other equity	Total shareholders’ equity	Non- controlling interests	Total equity	Note
As reported under Canadian GAAP	$6,095	$(361)	$10,056	$15,790	$-	$15,790
Employee benefits	(1,080)	-	-	(1,080)	-	(1,080)	A.1, B.1
Securitized residential mortgages	(131)	(34)	-	(165)	-	(165)	A.8, B.2
Consolidation	(128)	(8)	-	(136)	-	(136)	A.8, B.3
Measurement of private AFS equity securities	-	201	-	201	-	201	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	-	-	-	-	B.4
Impairment of AFS equity securities	(50)	46	-	(4)	-	(4)	B.4
Reclassification of financial instruments	(85)	-	-	(85)	-	(85)	A.5, B.4
Share-based payments	103	2	2	107	-	107	B.5
Joint venture accounting	6	-	-	6	-	6	B.6
Foreign currency translation adjustments	(575)	575	-	-	-	-	A.3
Finance leases and leveraged leases	3	-	-	3	-	3	B.7, B.8
Customer loyalty points	(6)	-	-	(6)	-	(6)	B.9
Presentation of non-controlling interests as equity	-	-	-	-	168	168	C.1
	$(1,938)	$777	$2	$(1,159)	$168	$(991)
As reported under IFRS	$4,157	$416	$10,058	$14,631	$168	$14,799

$ millions, as at July 31, 2011
As reported under Canadian GAAP	$7,208	$(589)	$10,099	$16,718	$-	$16,718
Employee benefits	(1,014)	1	-	(1,013)	-	(1,013)	A.1, B.1
Securitized residential mortgages	(166)	(28)	-	(194)	-	(194)	A.8, B.2
Consolidation	(132)	(5)	-	(137)	-	(137)	A.8, B.3
Measurement of private AFS equity securities	(1)	257	-	256	-	256	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	-	-	-	-	B.4
Impairment of AFS equity securities	(48)	46	-	(2)	-	(2)	B.4
Reclassification of financial instruments	(47)	-	-	(47)	-	(47)	A.5, B.4
Share-based payments	84	-	2	86	-	86	B.5
Joint venture accounting	6	-	-	6	-	6	B.6
Foreign currency translation adjustments	(575)	575	-	-	-	-	A.3
Finance leases and leveraged leases	(2)	-	-	(2)	-	(2)	B.7, B.8
Customer loyalty points	(6)	-	-	(6)	-	(6)	B.9
Goodwill impairment	(203)	-	-	(203)	-	(203)	B.11
Tax rate adjustment	(9)	-	-	(9)	-	(9)
Presentation of non-controlling interests as equity	-	-	-	-	156	156	C.1
	$(2,108)	$841	$2	$(1,265)	$156	(1,109)
As reported under IFRS	$5,100	$252	$10,101	$15,453	$156	$15,609

$ millions, as at October 31, 2011
As reported under Canadian GAAP	$7,605	$(487)	$10,222	$17,340	$-	$17,340
Employee benefits	(1,006)	1	-	(1,005)	-	(1,005)	A.1, B.1
Securitized residential mortgages	(164)	(28)	-	(192)	-	(192)	A.8, B.2
Consolidation	(136)	(7)	-	(143)	-	(143)	A.8, B.3
Measurement of private AFS equity securities	1	160	-	161	-	161	B.4
Foreign exchange gains and losses on AFS debt instruments	5	(5)	-	-	-	-	B.4
Impairment of AFS equity securities	(53)	48	-	(5)	-	(5)	B.4
Reclassification of financial instruments	(72)	1	-	(71)	-	(71)	A.5, B.4
Share-based payments	75	-	3	78	-	78	B.5
Joint venture accounting	6	-	-	6	-	6	B.6
Foreign currency translation adjustments	(571)	571	-	-	-	-	A.3
Finance leases and leveraged leases	(6)	-	-	(6)	-	(6)	B.7, B.8
Customer loyalty points	(6)	-	-	(6)	-	(6)	B.9
Goodwill impairment	(203)	(9)	-	(212)	-	(212)	B.11
Reimbursement	(6)	-	-	(6)	-	(6)	B.12
Tax rate adjustment	(12)	-	-	(12)	-	(12)
Presentation of non-controlling interests as equity	-	-	-	-	164	164	C.1
	$(2,148)	$732	$3	$(1,413)	$164	$(1,249)
As reported under IFRS	$5,457	$245	$10,225	$15,927	$164	$16,091

82	CIBC Third Quarter 2012

E. Impact of IFRS on financial results of reporting segments

A summary of the cumulative impact of the adoption of IFRS on the results of our reporting segments for the year ended October 31, 2011 is provided below.

$ millions, for the year ended October 31, 2011	Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
Canadian GAAP
Net interest income (1)	$5,882	$179	$921	$(632)	$6,350
Non-interest income	1,800	1,740	1,143	1,216	5,899
Intersegment revenue	283	(283)	-	-	-
Total revenue	7,965	1,636	2,064	584	12,249
Provision for (reversal of) credit losses	1,072	4	32	(267)	841
Non-interest expenses	4,062	1,241	1,198	849	7,350
Income before income taxes and non-controlling interests	2,831	391	834	2	4,058
Income taxes (1)	706	112	268	(117)	969
Net income before non-controlling interests (2)	$2,125	$279	$566	$119	$3,089
IFRS adjustments
Net interest income	$(257)	$-	$(23)	$992	$712
Non-interest income	337	-	17	(880)	(526)
Intersegment revenue	-	-	-	-	-
Total revenue	80	-	(6)	112	186
Provision for credit losses	24	-	15	264	303
Non-interest expenses	(28)	-	20	144	136
Income (loss) before income taxes	84	-	(41)	(296)	(253)
Income taxes	25	-	(18)	(49)	(42)
Net income (loss)	$59	$-	$(23)	$(247)	$(211)
IFRS
Net interest income (1)	$5,625	$179	$898	$360	$7,062
Non-interest income	2,137	1,740	1,160	336	5,373
Intersegment revenue	283	(283)	-	-	-
Total revenue	8,045	1,636	2,058	696	12,435
Provision for (reversal of) credit losses	1,096	4	47	(3)	1,144
Non-interest expenses	4,034	1,241	1,218	993	7,486
Income (loss) before income taxes	2,915	391	793	(294)	3,805
Income taxes (1)	731	112	250	(166)	927
Net income (loss) (2)	$2,184	$279	$543	$(128)	$2,878

(1)

Starting in the third quarter of 2012, Wholesale Banking revenue and income taxes are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $189 million for the year ended October 31, 2011. The equivalent amounts are offset in net interest income and income tax expense in Corporate and Other. Prior period information has been reclassified accordingly.

(2)	Under Canadian GAAP, net income represents income after attribution to non-controlling interests, whereas under IFRS, net income represents income prior to attribution to non-controlling interests.

The impact of IFRS on the financial results of our reporting segments included the following:

•

The increase in net income in Retail and Business Banking was mainly due to adjustments for employee benefits (see Sections A.1 and B.1) and share-based payment awards (see Section B.5) of $96 million ($65 million after-tax), net of adjustments related to the securitization of residential mortgages (see Section B.2).

•	Adjustments relating to employee benefits (see Sections A.1 and B.1) and share-based payment awards (see Section B.5) largely offset in Wealth Management.
•

The decrease in net income in Wholesale Banking includes lower revenue in the structured credit run-off business of $8 million ($6 million after-tax) (see Section B.4), reduced leverage lease revenues of $12 million ($7 million after-tax) (see Section B.8), increased litigation reserves of $11 million ($6 million after-tax) (see Section B.12), the elimination of a positive CVA of $13 million ($9 million after-tax) relating to seller swaps not recognized under IFRS (see Section B.2), net of increased revenue of $21 million ($11 million after-tax) on leveraged loans (see Section B.4).

•

The decrease in net income in Corporate and Other includes the $203 million CIBC FirstCaribbean goodwill impairment charge (see Section B.11) and securitization and consolidation related adjustments of $25 million ($18 million after-tax) (see Sections B.2 and B.3, respectively).

CIBC Third Quarter 2012	83